MANAGEMENT INFORMATION CIRCULAR

Enerflex



DATED:

March 20, 2026

Notice of Meeting of Shareholders

May 6, 2026



A MESSAGE FROM OUR BOARD CHAIR

Dear Valued Shareholders

On behalf of the Board of Directors of Enerflex Ltd., we are pleased to invite you to Enerflex's Annual and Special Meeting of Shareholders, scheduled for 1:30 p.m. (Mountain Daylight Time) on Wednesday, May 6, 2026.

Enerflex operates within an evolving global energy environment, where energy security and decarbonization objectives are expected to support the continued demand for natural gas. Leveraging its established position across core producing regions, Enerflex is focused on supporting growing natural gas, power generation and produced water volumes while maintaining a disciplined, returns-focused approach. The Board remains committed to overseeing a strategy that prioritizes financial strength, sustainable free cash flow generation, and shareholder value creation.

BOARD OVERSIGHT AND LEADERSHIP

Throughout 2025, the Board actively oversaw management's execution of strategy, financial performance, risk management, and capital allocation. We believe the Company benefits from a culture rooted in operational excellence, supported by a Board with diverse perspectives, relevant industry expertise, and a clear commitment to effective oversight on behalf of shareholders. Furthermore, a key focus during 2025 was supporting and enhancing leadership to ensure diligent pursuit of long-term objectives.

To this end, the Board announced the appointment of Paul Mahoney as President and Chief Executive Officer in September following a comprehensive search process. Since joining, Mr. Mahoney has engaged across the organization, visiting key operations, and working with the executive leadership team and external advisors to review and refine the Company's strategic priorities.

BUSINESS PERFORMANCE AND STRATEGIC EXECUTION

Enerflex delivered strong performance in 2025. Across its global platform, the Company executed with discipline and focus, delivering solid operating and financial results while navigating a dynamic environment. Notable achievements include: (1) consolidated revenue increased 7%; (2) gross margin percentage increase 170 bps, translating into a 16% increase in absolute gross margin; (3) SG&A declined 17%; and (4) reported net income per share doubled (352% increase normalizing for costs during Q4/25 associated with the refinancing of our high yield notes). Enerflex continued to strengthen its balance sheet, reducing our debt leverage ratio to 1.0x by the end of the year, extending our revolving credit facility, and successfully refinancing our outstanding high yield notes.

Providing meaningful direct shareholder returns continues to be a key component of our capital allocation strategy so we took the opportunity to repurchase 2.2% (as at April 1, 2025) of our outstanding common shares under a Normal Course Issuer Bid program and increased the quarterly dividend by 13% to CAD$0.0425 per common share, effective with the dividend paid in December 2025.

The Board recognizes and appreciates the efforts of Enerflex's skilled and diverse employees, whose commitment and professionalism underpin the Company's performance. In addition to financial outcomes, Board oversight continued to emphasize safety, operational excellence, and risk management, recognizing these as foundational to long-term value creation. While the Company achieved exceptional financial and operating

performance, our safety performance did not meet our expectations. In response, and in line with the Company's expectations for continual improvement, several safety initiatives have been launched, and the Board reduced the 2025 short-term incentive plan compensation payout to reinforce the importance of safety culture, empowerment, and accountability. The Company remains committed to a strong safety culture covering all operations and is supported at all levels of the organization – from the boardroom to the frontline.

SHAREHOLDER ENGAGEMENT AND GOVERNANCE

Open and constructive dialogue with shareholders remains a priority for the Board. Shareholder perspectives are considered an important input into Board discussions on strategy, governance, and executive compensation. The Board looks forward to continuing engagement in 2026 and welcomes ongoing feedback.

As part of its commitment to strong corporate governance, the Board continued to evaluate Board effectiveness, composition, and renewal practices, supporting effective oversight and alignment between the Board, management, and shareholders. In addition to adding Mr. Mahoney to the Board in September, the Company also appointed Ms. Céline Gerson, an independent director, in November. All of our director nominees for 2026 bring extensive experience, professional expertise, and industry knowledge to our Board. Further information is provided in the management information circular under the heading *About the Nominated Directors*.

LOOKING AHEAD

The underlying macroeconomic drivers of our business remain positive. Continued global focus on energy security and the growing role of lower-emission natural gas are supporting sustained demand across our core markets. Enerflex

remains well positioned to capitalize through our vertically integrated natural gas, power generation and treated water offerings.

The Board is confident that Enerflex's disciplined approach to operational excellence, capital management, and governance, positions the Company to deliver long-term shareholder value while pursuing attractive growth opportunities in its core markets.

VOTING AT THE MEETING

Enerflex's meeting will be a virtual-only format allowing registered shareholders and duly appointed proxyholders, regardless of geographic location and number of common shares held, an equal opportunity to participate at the meeting and securely vote their shares online. Guests, including non-registered (beneficial) shareholders, can log into and listen to the meeting but will not be able to vote or ask questions.

We encourage shareholders to continue to vote in advance of the meeting by proxy or electronically at the meeting in accordance with the instructions provided in *Appendix D – Meeting and Voting Information – How to Vote Prior to the Meeting*. The Board encourages shareholders to review this management information circular carefully and to vote on all matters to be considered at the Annual and Special Meeting. Your participation is important.

Please take the time to vote.

On behalf of the Board of Directors, management, and employees, thank you for your continued trust and support of Enerflex.

Sincerely,

(signed) "Kevin J. Reinhart"

Kevin J. Reinhart
Chair of the Board of Directors



NOTICE OF 2026 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

WHEN:

Wednesday, May 6, 2026
1:30 p.m. Mountain Daylight Time

WHERE:

Online at: https://virtual-meetings.tsxtrust.com/1866
Passcode: enerflex2026 (case sensitive)

ITEMS OF BUSINESS AT THE MEETING

At the meeting, the following items of business will be considered:

1. **Receive the Annual Consolidated Financial Statements of Enerflex Ltd. as at and for the year ended December 31, 2025, together with the report of the independent auditors thereon**

2. **Fix the number of directors of Enerflex Ltd. to be elected at the meeting at ten (10)**

3. **Elect the directors of Enerflex Ltd.**

4. **Appoint Ernst & Young LLP as the independent auditors of Enerflex Ltd. for the ensuing year and authorize the directors to fix their remuneration**

5. **Hold a non-binding, advisory vote on our approach to executive compensation**

6. **Approve Enerflex Ltd.'s new omnibus incentive plan and ratify the awards to the officers and other eligible participants under the omnibus incentive plan as more particularly described in the accompanying management information circular**

7. **Any other business that may be properly brought before the meeting**

The Board of Directors of Enerflex Ltd. unanimously recommends that all Shareholders vote **FOR** all resolutions on the items of business listed above.

WHO CAN VOTE?

You are entitled to receive notice of and vote at the meeting if you hold Enerflex common shares at the close of business on March 13, 2026.

NOTICE OF 2026 MEETING

The management information circular dated March 20, 2026 ("Circular") contains information relating to the items of business to be brought before the meeting, as well as other annual disclosure. Please review all information contained in the Circular before voting.

Enerflex has elected to use the notice-and-access provisions for the meeting in respect of mailings to its shareholders. All Shareholders of record as of March 13, 2026 will be mailed a notice package which will include: (i) the form of proxy or voting instruction form, as applicable; (ii) basic information about the meeting and matters to be voted on at the meeting; (iii) instructions on how to obtain a paper copy of the meeting materials; and (iv) a plain language explanation of how the notice-and-access system operates and how the meeting materials can be accessed online including on our website at www.enerflex.com.



Beneficial Shareholders are asked to consider signing up for electronic delivery ("E-delivery") of future Shareholder meeting materials. E-delivery is a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative, eliminating the use of printed paper and the carbon footprint of the mail delivery process. Signing up is quick and easy: go to www.proxyvote.com, sign in with your control number, vote on the proposed resolutions and, following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for E-delivery, you will receive future Shareholder meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

VOTING AND PROXIES

Shareholders can vote their Enerflex common shares by using the proxy form or voting instruction form, as applicable, included in the materials that have been mailed. Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholder) that attend the virtual meeting will be able to vote by completing a ballot online during the meeting through the virtual meeting platform. If you use your control number to log in to the meeting, any vote you cast at the virtual meeting will automatically and without any further action revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the virtual meeting. Your vote will be counted and acted upon in accordance with your previously provided instructions. You should only vote at the virtual meeting if you have not previously voted or wish to change your vote.

ASKING QUESTIONS AT THE MEETING

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the virtual meeting will be able to ask questions. Guests (including Beneficial Shareholders who have not duly appointed themselves as proxyholder) can log in and listen to the meeting but will not be able to vote or ask questions during the meeting.

PLEASE TAKE A MOMENT TO VOTE. YOUR PARTICIPATION IS IMPORTANT TO US.

Calgary, Alberta
March 20, 2026

By order of the Board of Directors of Enerflex Ltd.
(signed) "Kevin J. Reinhart"
Kevin J. Reinhart, Chair of the Board

The specific details of the matters proposed to be put before the meeting are set forth in the Circular accompanying and forming part of this Notice of 2026 Annual and Special Meeting of Shareholders. You are encouraged to vote in advance of the meeting by proxy using the various available voting channels, as described in the Circular. You are entitled to vote if you hold Enerflex Ltd. common shares at the close of business on March 13, 2026, the record date for the meeting.

To ensure your votes are counted at the meeting, your proxy must be received by TSX Trust Company by May 4, 2026, at 1:30 pm (Mountain Daylight Time) or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of any adjournment(s) or postponement(s) of the meeting. If you received a voting instruction form, you must provide your instructions as specified in the voting instruction form in sufficient time for the intermediary to act on them prior to that deadline.



TABLE OF CONTENTS



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MEETING OVERVIEW




Date
Wednesday, May 6, 2026
1:30 p.m. (MDT)

Record Date
March 13, 2026



Who Can Vote
Holders of Enerflex common shares as at the close of business on the Record Date

Location
Join the meeting online at:
https://virtual-meetings.tsxtrust.com/1866

	Items of Business	Board Vote Recommendation		For More Information
1	Receive the Annual Consolidated Financial Statements of Enerflex Ltd. as at and for the year ended December 31, 2025, together with the report of the independent auditors thereon	✓ **FOR**	→	See page 3
2	Fix the number of directors of Enerflex Ltd. to be elected at the meeting at ten (10)	✓ **FOR**	→	See page 3
3	Elect the directors of Enerflex Ltd.	✓ **FOR**	→	See page 3 and page 11
4	Appoint Ernst & Young LLP as the independent auditors of Enerflex Ltd. for the ensuing year and authorize the directors to fix their remuneration	✓ **FOR**	→	See page 4
5	Hold a non-binding, advisory vote on our approach to executive compensation	✓ **FOR**	→	See page 4 and page 48
6	Approve Enerflex Ltd.'s new omnibus incentive plan and ratify the awards to the officers and other eligible participants under the omnibus incentive plan	✓ **FOR**	→	See page 5 and page 94
7	Any other business that may be properly brought before the meeting			

PLEASE TAKE A MOMENT TO VOTE. YOUR PARTICIPATION IS IMPORTANT TO US.



Internet
www.meeting-vote.com. You will be required to enter the 13-digit control number located on your proxy.



E-mail
Scan and e-mail your completed proxy to: proxyvote@tmx.com



Mail
TSX Trust Company
Attention: Proxy Department
P.O. Box 721 Agincourt, Ontario M1S 0A1









ABOUT ENERFLEX

Enerflex is a leading provider of modular natural gas, power technology and treated water solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With approximately 4,400 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: ***Transforming Energy for a Sustainable Future.*** The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world's energy needs.

Our strategy for success is premised on:

Simplify: Focusing on what we do best. We're honing our operations to strengthen our core markets, optimizing resources where they drive the most value. By streamlining our offerings and prioritizing high-impact opportunities, we create a stronger, more agile business.

Optimize: Maximizing efficiency, delivering more. We're enhancing engineering, manufacturing, and operational processes to increase performance and create additional value. Every project, every system, and every workflow is an opportunity to fine-tune and do better.

Grow: Expanding where it matters most. With a focused and efficient foundation, we're scaling in key markets and offerings – deepening our presence, increasing market share, and driving long-term success in energy infrastructure.

Enerflex at a Glance

TSX / NYSE EFX / EFXT	Annual dividend CAD$0.17/sh
Market Cap [1] US$2.4 B	Dividend Yield [1] ~0.6%
Operating Years 45	Employees ~4,400
Core Countries [2] 7	BOOM Projects [3] 24

1) Based on an EFXT closing share price of $20.82 as of March 16, 2026.
2) Core countries are: United States, Canada, Oman, Bahrain, Argentina, Mexico, and Brazil.
3) Build-Own-Operate-Maintain solutions.

Transforming Energy for a Sustainable Future
Eastern Hemisphere
North America
Latin America
Enerflex Geographies
Enerflex Key Offices
Enerflex Manufacturing Facility

BUSINESS OF THE MEETING

1. FINANCIAL STATEMENTS

Enerflex's audited Annual Consolidated Financial Statements as at and for the fiscal year ended December 31, 2025, and the independent auditors' report thereon, contained in Enerflex's 2025 Annual Report, will be tabled at the meeting. Copies of Enerflex's 2025 Annual Report may be obtained: (i) from Enerflex's website at www.enerflex.com; (ii) from the Corporate Secretary of Enerflex upon request; and/or (iii) under the electronic profile of Enerflex on both SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

No formal action will be taken at the meeting to approve the audited Annual Consolidated Financial Statements, which have already been approved by the Enerflex Board of Directors.

2. FIXING THE NUMBER OF DIRECTORS

Management proposes fixing the number of directors of the Company to be elected at the meeting at ten (10).

> **THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE FOR FIXING THE NUMBER OF DIRECTORS OF THE COMPANY TO BE ELECTED AT THE MEETING AT TEN (10)**

In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR fixing the number of directors of the Company to be elected at the meeting at ten (10).

3. ELECTION OF DIRECTORS

The Board currently consists of ten (10) directors and the terms of each will expire immediately following the meeting or any adjournment or postponement thereof. The Board has nominated the following ten (10) directors for election to the Board to serve until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed:

Fernando R. Assing	Mona Hale
Benjamin Cherniavsky	Paul Mahoney
Joanne Cox	Kevin J. Reinhart
Céline B. Gerson	Thomas B. Tyree, Jr.
James C. Gouin	Juan Carlos Villegas

All nominees have consented to stand for election and serve as directors if elected. If, for any reason, any nominee does not stand for election or is unable to serve as such, the persons named in the enclosed form of proxy reserve the right to vote in their discretion for other nominees as directors (unless the Shareholder has specified in the relevant form of proxy that its Enerflex common shares are to be withheld from voting on the election of directors). For information about each director nominee, see "*Director Profiles*".



Enerflex has a Majority Vote policy for director elections which requires any director nominee who receives a greater number of votes "against" than votes "for" their election (in uncontested elections only) to immediately submit their resignation to the Chair of the NCG Committee. The NCG Committee shall accept the resignation unless accepting such resignation would result in Enerflex no longer having the requisite number of Canadian resident directors or Enerflex no longer satisfying the *Canada Business Corporations Act* requirement that at least two directors not also be officers or employees of Enerflex or its affiliates. A director whose resignation has been accepted by the NCG Committee will be permitted to continue in office until the earlier of (a) the 90th day after the day of the election, and (b) the day on which their successor is appointed or elected. A copy of Enerflex's Majority Vote policy for director election is available on Enerflex's website at www.enerflex.com.

THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE <u>FOR</u> THE NOMINATED DIRECTORS

In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote <u>FOR</u> the election of each director nominee.

4. APPOINTMENT OF AUDITORS

The Board of Directors unanimously recommends that Ernst & Young LLP be appointed as auditors of Enerflex, at a remuneration to be fixed by the Board, to hold office until the close of the next annual meeting of Shareholders. Ernst & Young LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and has been the independent auditor for Enerflex since June 1, 2011. In accordance with these rules, the lead partner is limited to participating on an audit engagement for no more than five years. This mandatory rotation assists to maintain audit partner independence and improve audit integrity. Ernst & Young LLP has assigned two lead partners to Enerflex to stagger the rotation of the audit partner with the last rotation of the audit partner occurring in 2025 and the next rotation contemplated for 2027. Should Ernst & Young LLP for any reason be unwilling or unable to accept reappointment, the Board will exercise their discretion to appoint an alternate auditor. For details concerning the fees paid to Ernst & Young LLP, see "*Audit Committee – Remuneration of Auditors*" in the AIF.

THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE <u>FOR</u> THE REAPPOINTMENT OF ERNST & YOUNG LLP AND AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION

In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote <u>FOR</u> the reappointment of Ernst & Young LLP as auditors of Enerflex to hold office until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

5. ADVISORY VOTE ON EXECUTIVE COMPENSATION

Enerflex has held an advisory "say on pay" vote every year since 2015. Consistent with our commitment to strong corporate governance, the Board is continuing to provide Shareholders the opportunity to vote on our approach to executive compensation. The HRC Committee has worked diligently to develop an executive compensation program that attracts and retains top talent, while motivating and rewarding performance that drives sustainable, long-term shareholder value. Accordingly, Enerflex's approach to executive compensation effectively aligns the performance of our executive officers with the long-term interests of our shareholders.



While this is an advisory vote and the results are non-binding, the HRC Committee and the Board believe that the vote is an important part of Enerflex's ongoing engagement with Shareholders about executive compensation and governance matters. The Board will take the results of the vote into account, together with other shareholder feedback and best practices in compensation governance, as part of its ongoing review of executive compensation.   For information about our approach to executive compensation, see "*Compensation Discussion and Analysis*".

At the meeting, Shareholders will be asked to vote on the following resolution:

"**BE IT RESOLVED THAT**, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept Enerflex's approach to executive compensation disclosed in this Management Information Circular".

> **THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE <u>FOR</u> OUR APPROACH TO EXECUTIVE COMPENSATION**

In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote <u>FOR</u> the advisory resolution to accept Enerflex's approach to executive compensation.

6.   OMNIBUS INCENTIVE PLAN

On February 25, 2026, the Board adopted, subject to Shareholder approval, a share unit plan (the "**Omnibus Incentive Plan**") intended to continue to enable the grant of performance share units ("**PSUs**") and restricted share units ("**RSUs**") to officers and eligible employees of Enerflex and its affiliates and RSUs to independent directors, while allowing such grants to be settled in cash or Enerflex common shares issued from treasury, rather than purchasing them on the open market. This change is designed to, among other things, promote alignment of interests between Enerflex senior management and the Shareholders of Enerflex and foster a collective effort in respect of the growth and success of Enerflex in accordance with Enerflex's vision and values. If approved, the Omnibus Incentive Plan will also help streamline the administration of Enerflex's incentive awards, as all new award grants would be governed by a single plan and allow for awards granted under the Omnibus Incentive Plan to be settled with Enerflex common shares issued from treasury. The Omnibus Incentive Plan does not represent a substantive change in Enerflex's executive compensation policy, practices, or philosophy or provide for any incremental compensation.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, approve an ordinary resolution approving the Omnibus Incentive Plan (the "**Omnibus Incentive Plan Resolution**"). If the Omnibus Incentive Plan Resolution is passed, the Omnibus Incentive Plan will replace the existing Enerflex PSU Plan and RSU Plan (collectively, the "**Predecessor Plans**") in respect of future awards, and no new awards will be granted under such Predecessor Plans. Outstanding awards granted under the Predecessor Plans will continue to be governed by the terms of the respective plan until such awards are exercised, expire, or are otherwise terminated or cancelled.

Subsequent to the Board's adoption of the Omnibus Incentive Plan, Enerflex granted an aggregate of 668,454 Awards to Eligible Participants on March 16, 2026 (the "**2026 Awards**") in respect of normal course annual awards for 2026. Further details about the 2026 Awards are provided in the table included below under the heading "*New Plan Grants*". The 2026 Awards are intended to be governed by and subject to the Omnibus Incentive Plan, but if Shareholders do not approve the Omnibus Incentive Plan and the grant of the 2026



Awards at the Meeting, the 2026 Awards will automatically become governed by the applicable Predecessor Plan, as if they were originally granted thereunder, in accordance with the terms of the 2026 Awards. As a result, the 2026 Awards cannot vest or be settled with Enerflex common shares pursuant to the Omnibus Incentive Plan until such time that the Shareholders of Enerflex have approved and ratified the Omnibus Incentive Plan and ratified the grant of 2026 Awards.

The 2026 Awards that are subject to Shareholder ratification at the Meeting consist of: (i) 463,141 RSUs and (ii) 205,313 PSUs at target (corresponding to 410,626 PSUs at maximum). The RSU grants that are proposed to be ratified at the Meeting vest over a period of three years, with 1/3 of such grant vesting on the first anniversary of the grant date, an additional 1/3 vesting on the second anniversary of the grant date, and the final 1/3 vesting on the third anniversary of the grant date. The PSU grants that are proposed to be ratified at the Meeting are subject to cliff vesting date three years from the grant date.

The Omnibus Incentive Plan is a "rolling" plan in that, subject to customary adjustment provisions provided for therein, the maximum number of Enerflex common shares that may be issued pursuant to awards under the Omnibus Incentive Plan, in the aggregate (together with all other securities based compensation arrangements of Enerflex), is equal to four percent (4%) of the number of Enerflex common shares issued and outstanding from time to time, which represents 4,880,947 Enerflex common shares as of the date hereof. Enerflex common shares reserved for issuance pursuant to awards granted under the Omnibus Incentive Plan that expire, or are terminated, forfeited or cancelled, will be available for issuance pursuant to awards subsequently granted under the Omnibus Incentive Plan. The Omnibus Incentive Plan includes the following principal changes from the Predecessor Plans:

Predecessor Plans	Omnibus Incentive Plan	Impact / Rationale
Separate RSU & PSU plans	Combines the Predecessor Plans into a single plan	Simplified governance; aligns with best practice
Subject to Enerflex Insider Trading Policy [1]	Express blackout restrictions with discretionary determinations while remaining subject to Enerflex's Insider Trading Policy	Ensures continued compliance with insider trading rules
Cash settlement or settlement with Enerflex common shares purchased on the open market	Board discretion to settle Awards with cash or Enerflex common shares issued from treasury	Adds flexibility of Award settlement and encourages share ownership
Awards granted priced at the market price of Enerflex common shares on the TSX and settled in Canadian dollars, except for awards granted to US taxpayers, which are priced at the market price of Enerflex common shares on the NYSE and settled in US dollars	Awards granted priced at the market price of Enerflex common shares on the NYSE and settled in US dollars, except for awards granted to Canadian taxpayers, which are priced at the market price of Enerflex common shares on the TSX and settled in Canadian dollars	Aligns with best practice and provides currency consistency for Award recipients
Clawback for financial restatement	Recoupment pursuant to Incentive Compensation Recovery Policy [2]	Aligns with governance standards
Permanent Disability payout and payout timing on death unclear	Immediate vesting with payment within 60 days of the Final Payment Date	Provides certainty, clarifies timing, and mitigates tax risk

Notes:
(1)   Enerflex's Insider Trading Policy is available on Enerflex's website at www.enerflex.com.
(2)   Enerflex's Incentive Compensation Recovery Policy is available on Enerflex's website at www.enerflex.com.



New Plan Grants

The 2026 Awards that have been granted as part of normal annual compensation and that are proposed to be governed by the Omnibus Incentive Plan, are included in the table below. The benefits or amounts that will be received by, or allocated to, each of the individuals and groups listed in the table below in the future, are not presently determinable as such value is determinable based on the future share price and/or Enerflex performance.

Name and Position [1]	Dollar Value (USD) [2]	RSUs (#) [3]	PSUs (#) [3]
Paul Mahoney	$2,899,979	40,333	94,112
Preet S. Dhindsa	$876,303	20,313	20,313
Gregory Stewart	$865,259	20,057	20,057
Phil Pyle	$403,963	9,364	9,364
Mauricio Meineri	$590,069	13,678	13,678
Executive Officer Group [4]	$7,697,190	151,534	205,313
Non-Executive Officer Group	$6,721,362	311,607	0
Total	**$14,418,552**	**463,141**	**205,313**

Notes:

(1) Represents the 2026 Awards granted under the Omnibus Incentive Plan, pending Shareholder approval at the Meeting.

(2) Represents grant date fair value, based on the volume-weighted average price of an Enerflex common share on the NYSE or TSX, as specified in the applicable grant agreement, during the five trading days prior to the March 16, 2026 grant date (CAD $29.34 or USD $21.57). Amounts awarded in Canadian dollars have been converted to US dollars using the 2025 Average Exchange Rate.

(3) Represents the number of Enerflex common shares underlying the applicable award. The number of Enerflex common shares underlying PSUs are included at the target level; the actual number of Enerflex common shares deliverable based on actual performance may equal up to 200% of the target number.

(4) Includes all nine executive officers, including the NEOs listed individually above.

A complete copy of the Omnibus Incentive Plan is attached to this circular as Appendix C, and a summary of the principal terms of the Omnibus Incentive Plan is set forth under "*Additional Compensation Plan Information – Omnibus Incentive Plan*".

Approval of the Omnibus Incentive Plan will require that the resolution be passed by a majority of the votes cast by Shareholders thereon in attendance at the Meeting and by proxy. At the meeting, Shareholders will be asked to vote on the following resolution:

"**BE IT RESOLVED THAT**:

1. The adoption of the Omnibus Incentive Plan (the "**Omnibus Incentive Plan**") of Enerflex Ltd. ("**Enerflex**") effective February 25, 2026, in the form attached as Appendix C to the management information circular of Enerflex dated March 20, 2026, subject to the final acceptance thereof by the Toronto Stock Exchange (the "**Exchange**") including the reserving for issuance under the Omnibus Incentive Plan at any time of a maximum of four percent (4%) of the issued common shares of Enerflex be and is hereby ratified, approved and confirmed;

2. The Board of Directors of Enerflex be authorized to make any changes to the Omnibus Incentive Plan as may be required or permitted by the Exchange;



3. The grant of 463,141 restricted share units granted to insiders of Enerflex, vesting as to 1/3 every 12 months from the date of grant for a term of 36 months, and the grant of 205,313 performance share units granted to insiders of Enerflex, subject to cliff vesting three years from the grant date, as more particularly described in the management information circular of Enerflex dated March 20, 2026, be and is hereby ratified and approved; and

4. Any officer of Enerflex is hereby authorized, for and in the name of and on behalf of Enerflex, to execute and deliver all such further agreements, instruments, amendments, certificates and other documents and to do all such other acts or things as such officer may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution by such officer and delivery of any such agreement, instrument, amendment, certificate or other document or the doing of any such other acts or things being conclusive evidence of such determination.

> **THE BOARD UNANIMOUSLY RECOMMENDS SHAREHOLDERS VOTE <u>FOR</u>**
> **THE APPROVAL OF THE OMNIBUS INCENTIVE PLAN**

In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote <u>FOR</u> the approval of the Omnibus Incentive Plan.

OTHER MATTERS

As of the date of this Circular, Enerflex is not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting. **If there are amendments or variations to the items of business or other matters that properly come before the meeting, Shareholders or their proxyholders have the discretionary authority to vote the Enerflex common shares as they see fit.**



ABOUT THE NOMINATED DIRECTORS

BOARD PROFILE

Ten individuals are being nominated for election as directors to our Board at the meeting. Each nominee currently serves as a director of Enerflex and brings extensive experience, professional expertise, and industry knowledge to our Board. Provided below is an overview of certain key attributes of our nominees. Detailed nominee profiles, including professional experience, 2025 meeting attendance, share ownership status, and other public company directorships, are provided in the pages that follow.

Nine of the ten nominated directors are independent. As President and CEO of Enerflex, Mr. Mahoney is not independent (as defined by applicable legislation). The Board has reviewed the independence and qualifications of each nominee and recommends their nomination for election as directors of Enerflex.

	Tenure (years)	Independent	Country of Citizenship	Age
Mr. Assing	5	Yes	U.S.A.	60
Mr. Cherniavsky	1	Yes	Canada	55
Ms. Cox	2	Yes	Canada	59
Ms. Gerson [1]	0	Yes	U.S.A.	54
Mr. Gouin	3	Yes	Canada	66
Ms. Hale	4	Yes	Canada	63
Mr. Mahoney [2]	0	No	U.S.A.	62
Mr. Reinhart	8	Yes	Canada	67
Mr. Tyree	2	Yes	U.S.A.	65
Mr. Villegas	6	Yes	Chile	71

Notes:

(1) Ms. Gerson was appointed to the Board effective November 24, 2025.

(2) Mr. Mahoney was appointed to the Board effective September 29, 2025.

BOARD DEMOGRAPHICS

The following table reflects the demographics of the Board based on the director nominees proposed for election at the meeting.

	Gender	Location	Average Age	Average Tenure	Independent
Directors	Male – 60%	Canada – 50%	62 Years	3.4 Years	90%
	Female – 30%	U.S.A. – 40%			
	Abstention – 10%	Latin America – 10%			



STANDING COMMITTEE MEMBERSHIP

The following table assumes that the director nominees are elected at the meeting and represents the expected composition of each standing committee immediately following the conclusion of the meeting.

Director	Independent (Yes / No)	Audit Committee	NCG Committee	HRC Committee
Mr. Assing	Yes			✔
Mr. Cherniavsky	Yes	✔		
Ms. Cox	Yes		✔	✔ (Chair)
Ms. Gerson	Yes		✔	
Mr. Gouin	Yes	✔		
Ms. Hale	Yes	✔ (Chair)		
Mr. Mahoney [1] [2]	No			
Mr. Reinhart [1]	Yes			
Mr. Tyree	Yes		✔ (Chair)	✔
Mr. Villegas	Yes		✔	✔

Notes:

(1) Mr. Reinhart, Chair of the Board, and Mr. Mahoney, President and CEO, do not sit on any standing committee but attend by invitation all or substantially all the standing committee meetings, to the extent possible given potential for overlapping meeting times. Neither Mr. Reinhart nor Mr. Mahoney have a vote at any such standing committee meetings and, in the case of Mr. Mahoney, he is not present for standing committee decisions that involve him personally.

(2) As President and CEO of Enerflex, Mr. Mahoney is not independent (as defined by applicable legislation).



DIRECTOR PROFILES



Independent

Director Since: Aug. 2020

Standing committees: HRCC

Age: 60

Texas, United States

Fernando R. Assing

Mr. Assing has more than 30 years of executive leadership and business expertise developed through extensive experience developing and executing strategies for companies in the international oil and gas, manufacturing and rental industries.

Mr. Assing currently serves as Chief Executive Officer of Camin Cargo Control, Inc., an internationally recognized testing, inspection, and certification company since February 2025. Prior to joining Camin, Mr. Assing was Chief Executive Officer of Centurion Group Limited, a global rental and services platform backed by SCF Partners. Prior to Centurion Group, Mr. Assing was Chief Executive Officer of Tesco Corporation (NASDAQ:TESO) until its sale to Nabors Industries (NYSE:NBR) in 2017, and before that, he served in multiple regional and global positions within Schlumberger and Technip.

Mr. Assing serves on the boards of Camin Cargo Controls (U.S.A) since May 2024 and in the Global TIC Council (Testing & Inspection Industry Council) since September 2025.

Mr. Assing holds a Bachelor of Civil Engineering from Jose Maria Vargas University in Venezuela.

Enerflex Board and Committee Attendance – 2025

	Attendance	Percentage of Meetings Attended
Board	12 of 12	100%
HRC Committee	13 of 13	100%
Overall Attendance	**25 of 25**	**100%**

Enerflex Securities Held as of:	**March 20, 2026** [1]	March 21, 2025	Change
Enerflex common shares	**Nil**	Nil	–
DSUs [2]	**172,932**	148,858	16%
Total value of equity holdings [3]	**$3,597,441**	$1,114,256	223%
Enerflex common share ownership status	Compliant		

Other Public Company Directorships

Tesco Corporation (2014 - 2017)





Independent

Director Since: Nov. 2024

Standing committees: Audit

Age: 55

British Columbia, Canada

Benjamin Cherniavsky

Mr. Cherniavsky has worked for over 30 years in the financial services industry with advanced experience as a director, financial advisor and research analyst of publicly traded industrial and manufacturing companies listed in Canada. In addition, he is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

Mr. Cherniavsky has served as a partner at Fort Capital Partners, an investment banking advisory firm, since 2022. Prior thereto, he worked for over 20 years at Raymond James Ltd., including as Managing Director, Equity Analyst and Head of Industrials Research.

Mr. Cherniavsky sits on the board of Toromont Industries (TSX: TIH). He is also active in his community where he sits on the boards of the Cherniavsky Junior Club for the Performing Arts, the Whistler Tennis Association, and St. George's School.

Mr. Cherniavsky holds a BA in Economics from the University of Alberta and an MBA from the Richard Ivey School of Business at Western University.

Enerflex Board and Committee Attendance – 2025		
	Attendance	**Percentage of Meetings Attended**
Board	12 of 12	100%
Audit Committee	6 of 6	100%
Overall Attendance	**18 of 18**	**100%**

Enerflex Securities Held as of:	**March 20, 2026** [1]	March 21, 2025	Change
Enerflex common shares	**10,850**	5,850	85%
DSUs [2]	**13,805**	2,655	420%
Total value of equity holdings [3]	**$512,889**	$63,663	706%
Enerflex common share ownership status	On track [4]		

Other Public Company Directorships
Toromont Industries Ltd. (Audit / HR committees) (2021 - present)





Independent

Director Since: Aug. 2023

Standing committees:
HRCC (Chair), NCGC

Age: 59

Alberta, Canada

Joanne Cox

Ms. Cox has over 30 years of executive experience in the energy sector, advising and leading global upstream exploration and production companies and energy services companies on legal, governance, and strategic matters. She has been an executive of publicly-traded companies listed on the TSX and NYSE for over 15 years and has a deep familiarity with governance and regulatory matters.

Ms. Cox served as Executive Vice President and General Counsel of Ovintiv Inc. from 2015 to 2021. From 2008-2014, Ms. Cox served as Senior Vice President, General Counsel and Corporate Secretary of Precision Drilling Corporation.

Ms. Cox currently serves as chair of the board of Hull Services, a non-profit organization. Ms. Cox holds a Bachelor of Commerce degree with Distinction and a Bachelor of Laws degree with Distinction from the University of Saskatchewan.

Enerflex Board and Committee Attendance – 2025		
	Attendance	**Percentage of Meetings Attended**
Board	12 of 12	100%
NCG Committee	5 of 5	100%
HRC Committee	13 of 13	100%
CEO Search Committee	13 of 13	100%
Overall Attendance	**43 of 43**	**100%**

Enerflex Securities Held as of:	**March 20, 2026** [1]	March 21, 2025	Change
Enerflex common shares	**13,500**	13,500	–
DSUs [2]	**61,861**	37,401	65%
Total value of equity holdings [3]	**$1,567,707**	$381,013	311%
Enerflex common share ownership status	Compliant		





Independent

Director Since: Nov. 2025 [5]

Standing committees: NCGC [5]

Age: 54

Texas, United States

Céline B. Gerson

Ms. Gerson brings over two decades of experience in the energy, infrastructure, mining, water, and defense sectors. She offers a unique combination of global business acumen, large-scale P&L management, strategy development and execution, organizational restructuring, and commercial positioning. Her expertise also spans digital transformation—including robotics and remote operations—along with compliance and risk management.

She is currently a member of the Executive Leadership Team of Fugro N.V. (Euronext: FUR) and President and Group Director for Fugro Americas, a world leading Geo-data specialist. Prior to joining Fugro N.V., she held executive positions at SLB and Cameron International, including President of Schlumberger Canada.

Ms. Gerson holds a B.B.A in International Finance and Marketing from the European University and a Juris Doctor from the University of Houston. Ms. Gerson is also an alumna of Harvard Business School where she completed the Program for Executive Leadership Development. She serves as Chair of the Nominating and Governance Committee of the Board of Energy Safety Canada. She is also a member of the Nominating and Governance Committee of the Board of the National Ocean Industries Association.

Enerflex Board and Committee Attendance – 2025			
	Attendance	**Percentage of Meetings Attended**	
Board	1 of 1	100%	
NCG Committee	–	–	
Overall Attendance	**1 of 1**	**100%**	
Enerflex Securities Held as of:	**March 20, 2026 [1]**	March 21, 2025	Change
Enerflex common shares	**Nil**	N/A	N/A
DSUs [2]	**732**	N/A	N/A
Total value of equity holdings [3]	**$15,228**	N/A	N/A
Enerflex common share ownership status	On track [4]		





Independent

Director Since: Oct. 2022

Standing committees: Audit

Age: 66

Ontario, Canada

James C. Gouin

Mr. Gouin is a finance and executive business leader with extensive board and governance experience developed during his four-decade career in the global manufacturing sector. Mr. Gouin has an advanced level of expertise in risk oversight, sales and marketing and is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

Mr. Gouin joined Tower International, Inc. in 2007 as Executive Vice President and Chief Financial Officer, and served as President of Tower beginning in 2016. He became Chief Executive Officer and served on Tower's board of directors in 2017 until its acquisition in 2019. Prior to Tower, Mr. Gouin served as a Senior Managing Director of the corporate financial practice of FTI Consulting, Inc., a business advisory firm. Additionally, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as Vice President, Finance and Global Corporate Controller, and as Vice President of Finance, Strategy and Business Development of Ford Motor Company's International Operations.

Mr. Gouin is currently a director and chair of the audit and risk management committee of Algoma Steel Inc. (NASDAQ: ASTL) (TSX: ASTL.XO), and a director and chair of the audit committee of International Automotive Components Group, a private company. Mr. Gouin served on the boards of Azure Dynamics, a hybrid electric drive train company, until 2012, the University of Detroit Mercy until October 2017, and Exterran Corporation until its acquisition by Enerflex in 2022; and also served as chair of the board of Vista Maria, a non-profit corporation, until 2019.

Mr. Gouin received a Bachelor of Business Administration from the Detroit Institute of Technology and a Master of Business Administration degree from the University of Detroit Mercy.

Enerflex Board and Committee Attendance – 2025		
	Attendance	Percentage of Meetings Attended
Board	12 of 12	100%
Audit Committee	6 of 6	100%
Overall Attendance	**18 of 18**	**100%**

Enerflex Securities Held as of:	March 20, 2026 [(1)]	March 21, 2025	Change
Enerflex common shares	**56,016**	56,016	–
DSUs [(2)]	**53,817**	42,178	28%
Total value of equity holdings [(3)]	**$2,284,816**	$735,018	211%
Enerflex common share ownership status	Compliant		

Other Public Company Directorships

Algoma Steel Inc. (Audit Committee) (2021 – present)

Tower International (2017 – 2019)

Exterran Corporation (2015 – 2022)

Azure Dynamics (Audit Committee Chair) (2009 – 2012)





Independent

Director Since: Oct. 2021

Standing committees:

Audit (Chair)

Age: 63

Alberta, Canada

Mona Hale

Ms. Hale is an independent businessperson with over 40 years of executive, financial, and operational leadership experience across the oil and gas, mining, and telecommunications sectors. Over the course of her career, Ms. Hale has developed expertise in accounting and financial controls, commercial management, operational leadership, corporate strategic planning, and information technology. Ms. Hale has advanced experience in governance, risk oversight and strategic development and is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

Ms. Hale was the Senior Vice-President, Global Commercial and Financial Performance Management at Finning International Inc. (TSX:FTT) until her retirement in 2020. Prior thereto, Ms. Hale was the Chief Financial Officer of the Edmonton Economic Development Corporation and held senior executive leadership positions at Prairie Mines & Royalty Ltd. and TELUS.

Ms. Hale currently serves as board chair for FortisAlberta Inc., a wholly-owned subsidiary of Fortis Inc. (TSX:FTS) (NYSE:FTS), and as a director and audit committee chair of Edmonton Airports. Ms. Hale is a former director of the University of Alberta, STARS Air Ambulance, the United Way of Alberta Capital Region, and TEC Edmonton.

Ms. Hale holds a Bachelor of Commerce from the University of Alberta. Ms. Hale is a Fellow of the Chartered Professional Accountants of Alberta, a member of the International Women's Forum and Financial Executives International and a past recipient of the YWCA Women of Distinction Business Entrepreneur Award.

Enerflex Board and Committee Attendance – 2025		
	Attendance	**Percentage of Meetings Attended**
Board	12 of 12	100%
Audit Committee	6 of 6	100%
Overall Attendance	**18 of 18**	**100%**
Enerflex Securities Held as of:	**March 20, 2026** [1]	March 21, 2025	Change
Enerflex common shares	**10,000**	10,000	–
DSUs [2]	**141,267**	118,470	19%
Total value of equity holdings [3]	**$3,146,752**	$961,645	227%
Enerflex common share ownership status	Compliant		





Non-Independent

Director Since: Sept. 2025 [6]

President and CEO [6]

Age: 61

Texas, United States

Paul Mahoney

Mr. Mahoney is a seasoned executive with a distinguished record of leading global organizations across the industrial and energy sectors. He brings deep expertise in strategy development and execution, along with a proven ability to cultivate high-performing cultures that drive sustainable growth. Mr. Mahoney joined Enerflex in September 2025 and is responsible for advancing the Company's strategic priorities and long-term value creation.

Throughout his career, Mr. Mahoney has held progressive leadership roles spanning engineering, business development, and executive management – focused on delivering technical solutions for industrial sectors directly involved in energy production and energy-related materials.

From 2018 to 2025, Mr. Mahoney served as Group President, Production & Automation Technologies at ChampionX Corporation, a leading provider of production technologies for the upstream and midstream oil and gas markets. Prior to that, he held the role of President, Artificial Lift at Dover Corporation.

Mr. Mahoney holds a Bachelor of Science degree with dual focus in Physics and Electrical Engineering from the University of Buffalo, and an MBA from the Albers School of Business and Economics at Seattle University. He also serves as a Director of Chart Industries Inc.

Enerflex Board and Committee Attendance – 2025			
	Attendance	**Percentage of Meetings Attended**	
Board	3 of 3	100%	
Overall Attendance	**3 of 3**	**100%**	
Enerflex Securities Held as of:	**March 20, 2026** [1]	March 21, 2025	Change
Enerflex common shares	**41,286**	N/A	N/A
DSUs [2]	**Nil**	N/A	N/A
RSUs	**53,943**	N/A	N/A
Total value of equity holdings [3]	**$1,981,014**	N/A	N/A
PSUs	**305,746**	N/A	N/A
Enerflex common share ownership status	On track [4]		





Independent

Director Since: May 2017

Board Chair

Age: 67

Alberta, Canada

Kevin J. Reinhart

Mr. Reinhart is an independent businessperson with over 40 years' experience in the international oil and gas and public accounting industries. During his career, Mr. Reinhart developed advanced finance, executive leadership, operational, compensation, project management, risk management, international and HSE/ESG expertise. As a former Chartered Professional Accountant and Chief Financial Officer, Mr. Reinhart has advanced expertise and experience in accounting and financial matters and is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K. Having served public company boards for over 20 years, Mr. Reinhart applies his advanced expertise in executive leadership, corporate governance, risk oversight, strategic development, and finance as Chair of the Enerflex Board of Directors.

Mr. Reinhart was President of the western world operations of CNOOC Limited from 2013 to 2014. Prior to CNOOC's acquisition of Nexen Inc., Mr. Reinhart was appointed its Interim Chief Executive Officer in 2012 and was its Chief Financial Officer from 2009 to 2012. After joining Nexen Inc. in 1994, he held several senior roles in financial reporting, treasury, risk management, strategic planning, and business development. Mr. Reinhart began his career in the public accounting sector.

Mr. Reinhart has served as a director of three other publicly listed companies including Canexus Limited, Nexen Inc. and Vermillion Energy Inc.

Mr. Reinhart is a former Chartered Professional Accountant and holds a Bachelor of Commerce degree from Saint Mary's University.

Enerflex Board and Committee Attendance – 2025		
	Attendance	**Percentage of Meetings Attended**
Board – Chair	12 of 12	100%
CEO Search Committee	13 of 13	100%
Overall Attendance	**25 of 25**	**100%**

Enerflex Securities Held as of:	**March 20, 2026 [1]**	March 21, 2025	Change
Enerflex common shares	**65,350 [7]**	56,250	16%
DSUs [2]	**284,138**	251,661	13%
Total value of equity holdings [3]	**$7,270,270**	$2,304,826	215%
Enerflex common share ownership status	Compliant		

Other public company directorships
Vermillion Energy Inc (2015 - 2016) (Audit Committee Chair)
Nexen Inc. (2012 – 2013)
Canexus Limited (2005 – 2010)





Independent

Director Since: Mar. 2024

Standing committees:
NCGC (Chair), HRCC

Age: 65

Colorado, United States

Thomas B. Tyree, Jr.

Mr. Tyree has extensive executive leadership and financial expertise in the energy industry and as a strategic advisor to energy companies. Over the course of his career, Mr. Tyree has also acquired advanced board, governance and risk oversight expertise, and is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

In addition to Enerflex, Mr. Tyree serves on the boards of Antero Resources (NYSE:AR) and Project Canary, a private emissions management company based in Denver, Colorado.

Mr. Tyree served as Chief Executive Officer and then Chairman of Northwoods Energy, a private upstream oil and gas company that he co-founded in 2018, which was acquired in 2023. From 2020 through 2021, Mr. Tyree was Executive Chair and then Chief Executive Officer of Extraction Oil & Gas (NASDAQ:XOG), where he led the company's restructuring and strategic efforts, which culminated in the formation of Civitas Resources. Prior thereto, he served as a director of Bonanza Creek Energy (NYSE:BCE) from 2017 to 2020. Mr. Tyree was also co-founder, President, Chief Financial Officer, and board member of Vantage Energy from 2006 until it was acquired in 2016 for $2.7 billion. From 2003 through 2006, he served as Chief Financial Officer of Bill Barrett Corporation (NYSE: BBG), where he led the company's initial public offering. Prior thereto, from 1989 to 2003, Mr. Tyree was a Managing Director at Goldman, Sachs & Co., focused on strategic and financing advisory and leading the firm's U.S. and Canadian upstream business.

Mr. Tyree received a Master of Business Administration degree from the Wharton School at the University of Pennsylvania and a Bachelor of Arts degree from Colgate University, where he currently serves as a member of the board of trustees.

Enerflex Board and Committee attendance – 2025		
	Attendance	Percentage of Meetings Attended
Board	12 of 12	100%
HRC Committee	13 of 13	100%
NCG Committee	5 of 5	100%
CEO Search Committee	13 of 13	100%
Overall Attendance	**43 of 43**	**100%**

Enerflex Securities Held as of:	March 20, 2026 [(1)]	March 21, 2025	Change
Enerflex common shares	Nil	Nil	–
DSUs [(2)]	25,185	13,896	81%
Total value of equity holdings [(3)]	$523,914	$104,017	404%
Enerflex common share ownership status	On track [(4)]		

Other Public Company Directorships
Antero Resources Corporation (Audit, ESG and formerly Compensation committees) (2019 - Present)
Extraction Oil & Gas (Executive Chair) (2020 - 2021)
Bonanza Creek Energy (Audit and Compensation committees) (2017 - 2020)





Independent

Director Since: May 2019

Standing committees: HRCC, NCGC

Age: 71

Region Metropolitana, Chile

Juan Carlos Villegas

Mr. Villegas is an independent businessperson with over 40 years of advanced executive and operational leadership experience in the industrial services sector across North America and Latin America.

Until his retirement, Mr. Villegas was President and Chief Operating Officer of Finning Canada and prior thereto was Chief Operating Officer for Finning International (TSX: FTT) after holding numerous senior executive roles at the company which provided him the opportunity to develop advanced experience in corporate planning, business development, operations leadership, and risk management. Mr. Villegas began his career with Cummins and Komatsu in Latin America, managing businesses in Chile, Argentina, Bolivia and Peru.

For the past 20 years, Mr. Villegas has served as a director for private organizations including Cummins Argentina, Valvoline Argentina, SABINCO and Komatsu/Mitsui Peru. Until his retirement in December 2018, Mr. Villegas sat on the Caterpillar Global Mining Counsel.

Mr. Villegas was educated in Chile and attended the University of California at Irvine.

Enerflex Board and Committee Attendance – 2025		
	Attendance	Percentage of Meetings Attended
Board	12 of 12	100%
HRC Committee	13 of 13	100%
NCG Committee	5 of 5	100%
Overall Attendance	**30 of 30**	**100%**

Enerflex Securities Held as at:	March 20, 2026 [1]	March 21, 2025	Change
Enerflex common shares	**Nil**	57,600	-100%
DSUs [2]	**199,542**	185,117	8%
Total value of equity holdings [3]	**$4,150,999**	$1,816,825	128%
Enerflex common share ownership status	Compliant		

Notes:
(1) Securities of Enerflex beneficially owned, controlled or directed, directly or indirectly. Mr. Mahoney specifically, as a member of the EMT, is the only director eligible to receive PSUs and RSUs.
(2) Enerflex DSUs are non-voting, notional units with a value equal to an Enerflex common share. DSUs can only be redeemed when the holder leaves the Company. Directors are required to receive a portion of their compensation in DSUs, Enerflex common shares, or a combination of both, and can elect to receive any portion of their remaining compensation, up to 100 percent, in DSUs, Enerflex common shares, or a combination of both. DSU holders are exposed to the same economic risks and rewards as holders of Enerflex common shares.
(3) Calculated as the sum of: (i) the value of DSUs held, (ii) for Mr. Mahoney only, the value of RSUs held, and (ii) the value of Enerflex common shares held, in each case determined by multiplying the number of DSUs, RSUs, or Enerflex common shares, as applicable, by CAD $29.08, being the FMV of Enerflex common shares on the TSX on March 20, 2026, with the sum being converted to US dollars at the 2025 Average Exchange Rate (and for March 21, 2025, the FMV being CAD $10.74 and the exchange rate used USD $1.0000 = CAD $1.4348).
(4) Each of Messrs. Cherniavsky, Mahoney, and Tyree and Ms. Gerson have five years following the date of their respective elections to the Board to achieve the requisite Enerflex common share ownership level, and, with respect to Messrs. Cherniavsky and Tyree and Ms. Gerson, 20 percent of such amount shall be achieved in each of the five years following their election to the Board. See "*Director Compensation – Share Ownership Guidelines*" for details.
(5) Ms. Gerson was appointed to the Board and as a member of the NCG Committee, effective November 24, 2025.
(6) Mr. Mahoney was appointed President and CEO, and appointed to the Board, effective September 29, 2025.
(7) Includes Enerflex common shares, beneficially owned, controlled or directed, directly or indirectly, by Mr. Reinhart.



BOARD GOVERNANCE

BOARD OF DIRECTORS MANDATE

The Board has adopted a written mandate (the "**Board Mandate**"), which delineates the role of the Board and its responsibilities. In accordance with the Board Mandate, the Board regularly assesses the roles and responsibilities of its members, its standing committees, and its Chair. In addition, the Board is responsible for the appointment of the President and CEO and for monitoring his or her performance, approving the corporate goals and objectives, determining compensation and benefits, and providing advice and counsel. The Board also regularly reviews the scope and limits of authority of management. The Board acts in a supervisory role over various matters and any responsibilities not delegated to management remain with the Board. The Board of Directors' supervisory role includes such matters as the strategic planning process, capital allocation decisions, the annual capital and operating plans, the Enterprise Risk Management program, executive appointments, compensation and succession planning (see "*Board Renewal and Succession Planning*"), any significant matters outside the ordinary course of business, and oversight of Enerflex's compliance, corporate governance, and other sustainability practices, principles, and policies. The Board Mandate is attached to this Circular as Appendix A.

BOARD STANDING COMMITTEES

Standing committees of the Board of Directors are an integral part of Enerflex's governance structure. Three standing committees have been established with a view to allocating expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The standing committees facilitate Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. Each standing committee has a documented mandate and a role description for its respective standing committee Chair approved by the Board of Directors. Annually, each standing committee reviews its mandate and related standing agenda, including a review of best practices, and submits any recommended changes to its mandate to the NCG Committee and ultimately to the Board for approval. Directors serving on any standing committee must be independent. There are three standing committees:

➢ Audit Committee
➢ Human Resources and Compensation Committee
➢ Nominating and Corporate Governance Committee

Additional information concerning the Board and the three standing committees is available on the Enerflex website at www.enerflex.com.



Audit Committee



Mona Hale (Chair)



Ben Cherniavsky



James Gouin

Independence

The Audit Committee shall consist of at least three directors, each of whom shall be independent pursuant to applicable securities legislation and the rules of any stock exchange on which securities of Enerflex are listed.

As at the date hereof, each member of the Audit Committee is independent and financially literate within the meanings set out in NI 52-110. In addition, Ms. Hale (Chair), Mr. Cherniavsky, and Mr. Gouin are each considered an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K. Information regarding the Audit Committee required by NI 52-110, including the Audit Committee Terms of Reference, the composition of the Audit Committee, and the relevant education and experience of its members, can be found in the section "*Audit Committee*" in the AIF.

The Audit Committee assists the Board in fulfilling its oversight responsibility relating to the integrity of Enerflex's financial statements and the financial reporting process, the systems of internal accounting, internal control over financial reporting ("**ICFR**"), financial controls, the annual external audit of Enerflex's financial statements and ICFR, and any legal compliance or ethics programs established by management and the Board. In so doing, it is the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditor, and management of Enerflex. In discharging its oversight role, the Audit Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of Enerflex and the power to retain and pay outside counsel or other experts it determines necessary to carry out its duties.

The primary responsibility of the Audit Committee is to oversee Enerflex's financial reporting process on behalf of the Board and report the results of their activities to the Board. Management is responsible for the preparation, presentation, and integrity of Enerflex's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by Enerflex. The external auditor is responsible for auditing those financial statements. The Audit Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, to best react to changing conditions and circumstances.

Principal responsibilities of the Audit Committee include:

➢ Overseeing financial statements and related disclosures, reports to Shareholders, continuous disclosures, and other related communications.

➢ Establishing appropriate financial policies.

➢ Ensuring the integrity of accounting systems and internal controls.

➢ Approving all audit and non-audit services provided by the independent auditor.

➢ Consulting with the auditor independent of management and overseeing the work of the independent auditor.

➢ Monitoring and directing, as appropriate, the activities of the internal audit group.

➢ Overseeing Enerflex's Enterprise Risk Management.

➢ Overseeing Enerflex's compliance, cybersecurity, and information technology programs.



Human Resources and Compensation Committee









Joanne Cox (Chair) **Fernando Assing** **Tom Tyree, Jr.** **Juan Carlos Villegas**

Independence

The HRC Committee shall consist of at least three directors, each of whom shall be independent pursuant to applicable securities legislation and the rules of any stock exchange on which securities of Enerflex are listed.

The Board of Directors recognizes the importance of appointing knowledgeable and experienced individuals to the HRC Committee; those who have the necessary background in executive compensation and related risk management to fulfill the HRC Committee's obligations to the Board. As at the date hereof, each member of the HRC Committee is independent. All current members of the HRC Committee bring strong business and industry knowledge to the HRC Committee and have experience as senior leaders of large and complex organizations. Details regarding the process by which the HRC Committee and Board determine compensation for the executive officers are set out in the section "*Compensation Discussion and Analysis*".

Principal responsibilities of the HRC Committee include:

➢ Reviewing and making recommendations as to the compensation of executive officers and other senior management of Enerflex.

➢ Reviewing and making recommendations as to Enerflex's short- and long-term incentive programs, pension, and other benefit plans.

➢ Overseeing compliance with the Code of Conduct, Respectful Workplace Policy, HSE programs, and environmental and social sustainability disclosures.

➢ Overseeing and administering all equity plans, including the Omnibus Incentive Plan, subject to Shareholder approval.

➢ Overseeing executive officer appointments and performance evaluations of the CEO.

➢ Receiving, on an annual basis, a detailed presentation concerning succession planning for the EMT and development of key talent within each region and the corporate head office.

➢ Overseeing executive development.

➢ Overseeing matters relating to health, safety, and the environment.

➢ Overseeing environmental and social initiatives, goals, and public disclosures.



Nominating and Corporate Governance Committee


Tom Tyree, Jr. (Chair)


Joanne Cox


Céline Gerson


Juan Carlos Villegas

Independence

The NCG Committee shall consist of at least three directors, each of whom shall be independent pursuant to applicable securities legislation and the rules of any stock exchange on which securities of Enerflex are listed.

Each of the four members of the NCG Committee is an experienced executive with relevant corporate governance knowledge and expertise and a strong commitment to effective governance. As at the date hereof, each member of the NCG Committee is independent. The NCG Committee is responsible for reviewing and making recommendations as to all matters relating to effective corporate governance, to assist the Board in carrying out its responsibilities. The NCG Committee is also responsible for assisting the Board in fulfilling its responsibility to oversee the Corporation's governance initiatives, goals, and public disclosures.

Principal responsibilities of the NCG Committee include:

➢ Assessing the effectiveness of the Board of Directors, its size, composition, and standing committees.

➢ Interviewing and assessing the qualifications (including competencies and skills) of prospective Board candidates, on a merit-based system having regard to the Diversity Policy and the needs of the Board.

➢ Reviewing the competencies, skills, and diversity (including, but not limited to, business experience, geography, age, gender, and ethnicity) necessary for the Board, and comparing that to the existing skills, competencies, and diversity on the Board.

➢ Overseeing Enerflex's corporate governance strategies, practices, and policies, including the *Code of Conduct* and governance disclosures of Enerflex.

➢ Considering director compensation to ensure market competitiveness.

➢ Overseeing the training and orientation of new directors and the continuing education of current directors under applicable policies of Enerflex.

➢ Reviewing regulatory changes and governance best practices and aligning Enerflex's governance policies and practices as appropriate.

➢ Assessing the performance and contributions of the Chair of the Board (the Chair of the Board assesses the individual performance and contributions of the remaining independent directors).

➢ Reviewing the relationship between management and the Board and making recommendations in respect of such relationship when and where appropriate.



Special Committees – CEO Search Committee

From time to time, the Board may form special or ad hoc committees to address specific issues or matters which do not fall within the mandates of the existing standing committees. On March 31, 2025, the Board formed the CEO Search Committee, a special committee with the mandate to conduct a search to identify candidates for, and assist the Board in selecting, the next President and Chief Executive Officer of the Enerflex. The CEO Search Committee comprised Mr. Reinhart (Chair), Ms. Cox, and Mr. Tyree, all independent directors. The mandate approved and adopted by the CEO Search Committee provided for the following actions to be taken: (i) conduct a search to identify candidates for and assist the Board in selecting the next Chief Executive Officer; (ii) recommend candidates to the Board for consideration by the Board for appointment to the position of Chief Executive Officer; (iii) obtain the advice of one or more consultants (including executive recruiting consultants), legal counsel, experts, or other advisors to assist the CEO Search Committee in carrying out its duties, authority, and responsibilities; (iv) request any information it requires from directors, officers, employees, and advisors of Enerflex; (v) regularly report the CEO Search Committee's activities to the Board; and (vi) perform such other duties and functions as the Board may from time to time determine.

In connection with their service to the CEO Search Committee, Mr. Reinhart, as Chair of the CEO Search Committee, received $20,000 and Ms. Cox and Mr. Tyree each received $10,000. In addition, the mandate provided that each member of the CEO Search Committee would be entitled to receive $2,000 for each meeting such member attends during the term of the CEO Search Committee, in excess of ten meetings. During the term of the CEO Search Committee, a total of 13 meetings were convened, entitling each member to meeting fees in an aggregate amount of $6,000. For more information, see "*Director Compensation – Annual Independent Director Compensation*".

BOARD COMPOSITION AND RENEWAL

Board Assessments

Each director participates in an annual assessment process to evaluate, among other things, the effectiveness of the Board, standing committees, and individual directors. Facilitated by an independent external third party, directors complete a comprehensive survey covering a multitude of topics including the Board, standing committees, chairs, meetings, meeting materials, and succession planning. Throughout the survey, directors are encouraged to provide candid feedback to supplement their responses. Responses are received by the external third party and a report, on an unattributable basis, is prepared to summarize the responses and the feedback provided. The Chair of the NCG Committee and Chair of the Board reviews, aggregates, and summarizes the key themes that emerge from the third-party report. The summary is then brought forward for review and discussion at the annual February NCG Committee meeting, followed by a report to the full Board of Directors (all on an unattributable basis). Throughout the year, individual discussions are also held between the Chair of the Board and individual directors, as necessary.

Term Limits

The Board-approved Director Retirement Policy outlines the term and age limits for current and future independent directors. Pursuant to the Director Retirement Policy, directors must tender their resignation at 72 years of age or on the 12th anniversary of their election or appointment to the Board, to be effective on the date of the then next meeting of Enerflex shareholders at which directors are to be elected. Although the Board retains discretion to waive the application of the Director Retirement Policy, having regard to the specific skills and expertise of a director, the needs of the Board, and the best interests of Enerflex, the Board is of the view



that imposing such limits is an important mechanism for ensuring Board renewal. The following chart shows the dispersion of tenure as an Enerflex director among the director nominees:

	0 - 3 Years	4 - 6 Years	7 - 9 Years	Average Tenure (Years)
Number of Directors	6	3	1	3.4

Director Selection Process

The NCG Committee has overall responsibility for identifying and recommending qualified individuals as nominees to be directors of Enerflex. Each year the NCG Committee considers and makes recommendations to the Board with respect to the director nominees to be presented for election at the annual meeting of Shareholders. The Board, acting on the advice of the NCG Committee, then selects the director nominees to be nominated for election. In the event there is a vacancy prior to an annual meeting, the NCG Committee may make a recommendation to the Board with respect to a replacement nominee to fill the vacancy. Further, if deemed appropriate, the NCG Committee may recommend the appointment of additional directors between annual meetings of Shareholders, subject to compliance with the CBCA and the Company's constating documents.

Board Renewal and Succession Planning

As described above, the NCG Committee periodically considers the effectiveness of the Board, as a whole, the standing committees of the Board, and the contributions of individual directors. When recruiting new directors, the NCG Committee considers candidates on merit, taking into account, among other considerations:

➢ Enerflex's business plan and strategic objectives both in the near term and longer term

➢ the skills and competencies of the current directors and any skillset gaps (or anticipated skillset gaps, due to planned retirements) within the Board relative to our director skills matrix

➢ the attributes, knowledge, and experience that new directors should have, along with any additional or complementary experience, skills, or perspectives that a new director could bring to the Board to best advance Enerflex's business plan and strategies

➢ opportunities to enhance the diversity of the Board to ensure Enerflex benefits from the broader exchange of perspectives made possible by diversity of thought, background, skill, and experience

The Board continues to actively monitor its approach to ensure orderly and effective Board renewal relative to its commitment to diversity, including gender, ethnicity, race, nationality, culture, religion, language, Indigenous status, sexual orientation, family and marital status, age, disability, and education. The NCG Committee may engage an external search firm to assist in the identification and recruitment of potential directors.

In 2025, Board renewal and succession included the appointment of Mr. Paul Mahoney as President, CEO and a director effective September 29, 2025, and the appointment of Ms. Céline B. Gerson as an independent director and as a member of the NCG Committee effective November 24, 2025. In both cases, the Board undertook an extensive search utilizing the assistance of an executive search firm and, in the case of Mr. Mahoney, the CEO Search Committee, comprised entirely of independent directors. The slate of candidates considered during these recruitment initiatives included diverse candidates, with decisions on final candidate selection ultimately based on the assessed needs of the Company.



Position Descriptions

The Board of Directors has approved written position descriptions for the CEO, the Chair of the Board of Directors, and the Chair of each standing committee, which set out the key responsibilities and accountabilities for each role.



SKILLS MATRIX

Director Skills and Experiences	Assing	Cherniavsky	Cox	Gerson	Gouin	Hale	Mahoney	Reinhart	Tyree	Villegas
Public Company Board and Governance Experience										
Board Experience	●	●	◉	○	●	●	●	●	●	○
Governance Expertise	●	●	●	◉	●	●	●	●	●	●
Risk Oversight	●	●	●	●	●	●	●	●	●	●
Managing and Leading Value Creation										
Executive Leadership	●	○	●	●	●	●	●	●	●	●
Strategic Development	●	○	●	●	●	●	●	●	●	●
Senior Management Experience	CEO	MD	EVP	EVP	CEO	SVP	CEO	CEO	CEO	COO
Industry Experience										
Oil and Gas	●	●	●	●	◉	●	●	●	●	●
Midstream / Energy Infrastructure	◉	◉	○	●	◉	○	●	◉	◉	◉
Manufacturing	●	◉	○	●	●	◉	●	◉	○	●
Sales and Marketing	●	○	○	●	●	○	●	◉	◉	●
Financial Expertise										
Accounting / Audit	○	●	◉	○	●	●	○	●	●	◉
Corporate Finance and M&A	◉	●	◉	◉	●	◉	◉	●	●	◉
Business Expertise										
Operational Expertise	●	○	◉	●	●	○	●	●	●	●
Project Management	●	○	○	●	●	●	●	●	○	●
International Expertise	●	◉	●	●	●	●	●	●	◉	●
Health / Safety Expertise	●	◉	●	●	◉	◉	●	●	●	●
HR and Compensation Expertise	●	◉	●	◉	●	●	◉	●	●	●
Technology and Systems Expertise	○	○	○	●	○	●	●	●	◉	○

● Advanced degree of experience or expertise in specific area

◉ General experience or expertise in specified area

○ Limited experience or expertise in specific area



The Board skills matrix is maintained to (i) evaluate the competencies and skills of the directors based on the individual experience and backgrounds of each director; (ii) identify the skills and diversity that are necessary for the Board to carry out its mandate effectively; (iii) identify areas for strengthening the Board, if any; and (iv) address any gaps through the recruitment of new directors, as appropriate.

The Board regularly reviews and periodically updates the skills matrix to align with the Company's corporate strategy and the needs of the Board to direct such strategy. In addition, as the Board seeks to ensure diversity among its membership, application of the skills matrix in the recruitment and selection process is intended to result in greater diversity among Board members. Annually, each director is asked to rate their respective skills and experience across the range of key qualifications set forth in the skills matrix. This data is compiled and reviewed by the NCG Committee and the Chair of the Board to ensure that director experience, qualifications, and skills, and the composition of the Board and its standing committees, meet the needs of the Board and Enerflex. To assess our current Board composition and director nominees, the Board considers the following skills:

Public Company Board and Governance Experience

Board Experience
- ➤ Prior or current experience as a board member of a major company other than Enerflex.
- ➤ Advanced experience/expertise includes current or prior service on multiple public company boards.

Governance Expertise
- ➤ Corporate governance knowledge, including governance committee experience or functional responsibility for corporate governance in a major company (e.g. CEO or General Counsel).
- ➤ Advanced experience/expertise includes such service with multiple companies.

Risk Oversight
- ➤ Experience identifying/evaluating risks and ensuring that management has implemented appropriate systems to manage risk.
- ➤ Advanced experience/expertise includes oversight responsibility for risk management at multiple companies (e.g. audit committee, CEO, CFO, General Counsel).

Managing and Leading Value Creation

Executive Leadership
- ➤ Experience leading a company or a major functional area or business segment of a company.
- ➤ Advanced experience/expertise includes extensive C-suite and/or EVP responsibility.

Strategic Development
- ➤ Executive experience developing, evaluating, and implementing a strategic plan at a major company.
- ➤ Advanced experience/expertise includes extensive managerial leadership of such activities (e.g. CEO, CFO).

Senior Management Experience
- ➤ Most senior managerial position held.

Industry Experience

Oil and Gas
- ➤ Managerial experience at an oilfield service or oil and gas company with related industry domain knowledge.
- ➤ Advanced experience/expertise includes extensive executive responsibility in the sector (e.g. C-suite or EVP).

Midstream / Energy Infrastructure
- ➤ Managerial experience at a midstream company or a major company with material midstream operations.
- ➤ Advanced experience/expertise includes extensive executive responsibility overseeing midstream-related activities (e.g. C-suite or EVP).



Manufacturing

➢ Managerial experience at a manufacturing company or a major company with material manufacturing operations.

➢ Advanced experience/expertise includes extensive executive responsibility at such a company and/or technical experience in gas compression, processing, and associated oilfield equipment.

Sales and Marketing

➢ Executive experience relating to sales and marketing and revenue generation.

➢ Advanced experience/expertise includes extensive leadership responsibility of material sales and marketing functions.

Financial Expertise

Accounting / Audit

➢ Executive responsibility for financial accounting and reporting including knowledge of internal financial controls.

➢ Advanced experience/expertise includes public company audit committee, CFO, CAO, and partner-level roles at large accounting firms.

Corporate Finance and M&A

➢ Executive experience in corporate finance with knowledge of debt and equity markets, capital structuring, mergers and acquisitions, and value creation.

➢ Advanced experience/expertise includes public company CFO or senior investment banking roles.

Business Expertise

Operational Expertise

➢ Managerial experience relating to the operation of an oilfield service company or oil and gas assets and related infrastructure.

➢ Advanced experience/expertise includes extensive executive responsibility for such a function (e.g. CEO, COO, group president).

Project Management

➢ Managerial experience relating to the execution of large-scale projects including resources, risks, project status, and quality assurance.

➢ Advanced experience/expertise includes management and execution of multiple such projects.

International Expertise

➢ Managerial experience in an organization with material operations outside North America.

➢ Advanced experience/expertise includes extensive executive responsibility for operations outside North America (e.g. CEO, COO, group president).

Health and Safety Expertise

➢ Managerial experience relating to workplace health and safety programs.

➢ Advanced experience/expertise includes health and safety oversight at the board or corporate level.

HR and Compensation Expertise

➢ Managerial experience relating to compensation programs, succession planning, and talent management.

➢ Advanced experience/expertise includes extensive executive responsibility for managing compensation programs or managing a corporate payroll (e.g. CEO, CFO, head of HR, compensation committee member).

Technology and Systems Expertise

➢ Managerial experience relating to technology programs with knowledge of IT controls, cybersecurity, and/or artificial intelligence.

➢ Advanced experience/expertise includes oversight or management of corporate IT functions, direct IT experience, or board-level responsibility for IT/cybersecurity/AI.



SERVING AS A DIRECTOR

Director Independence

The Board Mandate requires that the majority of directors be independent (as defined by applicable legislation and the applicable rules of any stock exchange on which securities of Enerflex are listed and posted for trading), and that management representation on the Board not exceed two members. Further, while the Board retains responsibility for selecting the Chair, the mandate requires that such Chair be independent. Each standing committee mandate requires all members of the standing committee to be independent.

The Board evaluates the independence of its directors on an ongoing basis, to assess whether there are any relevant facts or circumstances that could reasonably be expected to interfere with their exercise of independent judgment. Based on its recently completed assessment, all director nominees other than Paul Mahoney, President and CEO of Enerflex, are independent.

Independence of the Board Chair

The Board and its standing committees have adopted structures and procedures to ensure the Board functions independently of management. Maintaining separate Board Chair and CEO positions is one such structure that promotes the Board's independent oversight of Enerflex's affairs and assists in holding management accountable for Enerflex's activities. Among other things, the independent Chair ensures orderly, informed deliberation and decision-making, promotes and facilitates diverse perspectives on issues, promotes Board solidarity and trust, acts as counsel for the President and CEO, promotes effective communication between the CEO and the Board, and guides the Board in fulfilling its responsibilities.

The Board, on an annual basis, appoints a non-executive independent director as its Chair. The independent Chair of the Board does not serve on any standing committees of the Board; however, attends by invitation, to the extent possible given potentially overlapping meeting times, all or substantially all the NCG Committee, Audit Committee, and HRC Committee meetings. The independent Chair of the Board does not have a vote at such standing committee meetings. Mr. Reinhart has served as the independent Chair of the Board since May 3, 2022.

Outside Boards, Interlocks

The NCG Committee monitors outside boards on which the directors serve to: (a) determine if there are circumstances that would impact a director's ability to exercise independent judgment in considering transactions and agreements in respect of which that director has a material interest, and (b) to confirm each director has enough time to fulfill his or her commitments to Enerflex. An interlock occurs when two or more Board members are also board members of another public company. Although certain directors of Enerflex are also directors of other companies, there are no board interlocks amongst the Enerflex director nominees. Additional information related to outside directorships of our directors is included in the section "*Director Profiles*".

Conflicts of Interest

In addition to the statutory obligations of directors to address conflict of interest matters, Enerflex has established a Director & Officer Conflict of Interests Policy to ensure transparency, maintain trust in Enerflex's leadership, and appropriately mitigate risks arising from personal or external interests that could influence decision-making. The policy requires timely disclosure of any potential conflicts of interests, including



completion of an annual Disclosure Form and ongoing reporting of any changes, and establishes a review and decision-making process for assessing potential conflicts, and obligations of directors during Board deliberations. Furthermore, prior to commencing Board and standing committee meetings, the agenda is reviewed for conflicts. In addition to annual director certification, *Code of Conduct* certifications completed by officers, employees, and independent contractors include disclosures of potential conflicts. Any concerns arising in that context are brought to the attention of the Human Resources department, the Legal department, and, if necessary, the President and Chief Executive Officer, the appropriate standing committee of the Board, and/or the Chair of the Board. All identified conflicts of interest are reviewed and addressed in accordance with established procedures.

Director Attendance and Meeting in-camera

Each director of Enerflex demonstrates a strong commitment to attend all meetings of the Board and of the standing committees on which they serve. Directors are expected to attend all Board and standing committee meetings subject to extenuating or rare circumstances. The attendance of each director for all Board and standing committee meetings is disclosed under the section "*Director Profiles*". At the beginning and/or end of each Board and standing committee meeting, the Chair makes it a practice to meet in-camera without management present and with only independent directors. The purpose of in-camera sessions is to facilitate and promote open and candid discussion among the independent directors.

Director Orientation and Continuing Education

Enerflex uses several different methods to provide orientation and continuing education opportunities to its directors. Prior to joining the Board, a comprehensive on-boarding plan is prepared and tailored to the individual director detailing goals and objectives to be addressed on (i) an immediate basis, (ii) within the first 3 months of appointment, (iii) within the first 6 months of appointment, and (iv) within the first year of appointment to the Board. Upon joining, directors receive a copy of their on-boarding plan along with a director orientation package which includes a comprehensive corporate overview, corporate governance materials (including all policies), director compensation and insurance summaries, recent public filings and analyst reports, and industry, budget, and strategic planning materials. In addition, one-on-one meetings are scheduled between the new director and (i) the Board Chair, (ii) each standing committee Chair, (iii) each member of the executive management team, and (iv) a senior representative of our Investor Relations team. To facilitate and support their appointment to the Board and to address questions or concerns from a director's perspective as they arise, each new director is appointed an existing director to be their peer mentor. While directors are always permitted to join any standing committee meeting, new directors are encouraged to attend all standing committee meetings during their first year and will receive a copy of all materials. Finally, the Corporate Secretary will provide support as needed and assist with ensuring all required filings are completed within the permitted time frames and address any other needs as they arise.

Enerflex promotes continuing education among its directors by encouraging them to attend seminars and conferences related to their duties. In addition, Enerflex has invested in a corporate membership with the National Association of Corporate Directors ("**NACD**"), which aims to elevate board performance, strengthen governance, and foster excellence in directors. Various Enerflex directors have obtained their NACD directorship certification with others "in progress" and have attended NACD seminars or courses over the past year. Additional training opportunities undertaken include: (i) cyber security training for corporate directors; (ii) conferences and courses through the Canadian Directors Network; (iii) seminars and courses to support continuing professional designations and certifications; (iv) panel discussions and events in relation to leadership succession and transition; (v) corporate director conferences and workshops; and (vi) recently, an



in-depth presentation on artificial intelligence and related governance. Enerflex reimburses its directors for their participation in approved third-party educational opportunities and memberships.

Enerflex traditionally holds Board meetings at various Enerflex sites to allow directors to gain a better understanding of Enerflex's operations, business opportunities, and risks, and to provide directors with the opportunity to engage with local employees. Finally, throughout the year, presentations are regularly made to the Board and its standing committees by both Enerflex personnel and external service providers to enhance their understanding of key aspects of our business, as well as developments and trends affecting our industry. This includes regular updates on, amongst other things, operations in each of the Company's key regions, enterprise risk management, investor relations, information technology, and sustainability.

ACTIVE ENGAGEMENT WITH SHAREHOLDERS

Enerflex engages regularly with its Shareholders to build trust and provide transparency around business strategies, results, and operations. Consistent with this commitment, and in recognition of the importance of engaging in constructive communication with Shareholders, Enerflex has a Shareholder Engagement policy, a copy of which is available on our website at www.enerflex.com. In line with this policy, Enerflex engages with Shareholders through quarterly conference calls, investor conferences, and one-on-one investor meetings, along with regular dialogue and disclosures regarding our financial and operational performance and strategic initiatives.

As part of this engagement, Enerflex seeks feedback from Shareholders on matters of strategic and governance importance, including leadership continuity and succession planning, to support long-term value creation. During the year, the Board of Directors took an active and direct role in Shareholder engagement, including participating in select outreach efforts and discussions to better understand investor perspectives on strategy, performance, and leadership.

Feedback received from Shareholders is shared with the full Board typically through quarterly updates provided at Board meetings or from time-to-time by our Investor Relations team following outreach or engagement initiatives. This feedback is considered by the full Board and the EMT and, where relevant, informs Board oversight of key governance matters, including executive compensation, capital allocation, and executive and Board succession planning. This engagement and feedback also supported the Board's oversight of leadership succession and its proactive management of an orderly transition of the Chief Executive Officer role.

In connection with the leadership transition, the Chair of the Board, the Interim CEO and/or representatives from our Investor Relations group undertook a series of meetings with sell-side analysts and shareholders to provide information on the transition and address any questions. The conversations were constructive and reinforced our commitment to engaging with our Shareholders on matters of strategic importance.

Meeting Type	Number of Meetings	Securities represented (% of issued and outstanding)
Buy-Side – Equity	12	~23
Sell-Side – Analyst	11	N/A
Total	23	~23



Additional examples of Shareholder engagement activities undertaken by management in 2025 include:

Shareholder Event	Nature of engagement
Quarterly conference calls	Each quarter, senior executives host an earnings call providing management the opportunity to engage directly with Shareholders and analysts and to review and respond to questions regarding the Company's financial and operating results.
Broker sponsored conferences	Enerflex regularly attends and/or presents virtual and in-person, broker-sponsored conferences, providing an overview of our strategy and serving as a forum for direct engagement with our investor community.
Investor presentations, meetings, and calls	Throughout the year, Enerflex engages investors through in-person and virtual presentations, meetings, and calls. These interactions provide an opportunity to discuss our strategy, operations, financial performance, and key disclosures. In 2025, Enerflex participated in over 225 investor meetings.

Management is principally responsible for shareholder communications and engagement. In addition, the Board wishes to ensure that, when appropriate, there is the opportunity for direct dialogue between the Board Chair, on behalf of directors, and Shareholders. Shareholders may communicate their views to management or the Board using the following contact information:

	The Board	Management
Mail	"CONFIDENTIAL" Enerflex Ltd. Attention: Chair of the Board Suite 904, 1331 Macleod Trail SE Calgary, Alberta T2G 0K3	Enerflex Ltd. Attention: Investor Relations Suite 904, 1331 Macleod Trail SE Calgary, Alberta T2G 0K3
E-Mail	chair@enerflex.com For administrative purposes, correspondence to the Board Chair may be opened or viewed by the Corporate Secretary and members of the Investor Relations group, as appropriate.	ir@enerflex.com

ETHICAL BUSINESS CONDUCT AND COMPLIANCE

Guided by our core values of integrity, commitment, creativity, and success, the Board has established various policies and practices to promote and guide a culture of integrity, ethical business conduct, transparency, and compliance at Enerflex, a few of which are summarized below. Full details of all policies and practices that underscore Enerflex's commitment to incorporate its values into all aspects of its business, can be found in the AIF, which is available on the Enerflex website at www.enerflex.com and under the electronic profile of the Company on both SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

The Business Code of Conduct

Enerflex maintains a written Business Code of Conduct (the "**Code of Conduct**"), applicable to directors, officers, employees, and independent contractors of Enerflex and its subsidiaries. The Code of Conduct provides guidance on areas such as compliance; conflicts of interest; outside employment; outside directorships; non-profit and professional associations; entertainment, gifts and favours; corporate property; anti-corruption; sanctions and trade compliance; competition and anti-trust legislation; communication devices, the use of search engines and artificial intelligence, and related matters; proprietary and confidential



information; corporate communications; insider trading; HSE; human rights and respectful workplace; business and accounting practices; corporate donations; and political participation. The Code of Conduct also affirms Enerflex's commitment to complying with all anti-money laundering laws in the countries where it operates. Enerflex will not knowingly assist or do business with anyone involved in money laundering or any other form of financial corruption. Enerflex will only conduct business with reputable client partners that are involved in legitimate business activities who utilize funds from valid sources.

The Code of Conduct is reviewed annually by the NCG Committee and the Board and updated as necessary or advisable. The Board, through the Audit Committee and the HRC Committee, receives regular reports regarding compliance with the Code of Conduct. Orientation sessions for new employees and directors include training in respect of the Code of Conduct. Directors, officers, and all Enerflex managers are required to acknowledge annually their compliance with the provisions of the Code of Conduct and Company-wide certification occurs at least every 24 months. The Code of Conduct is available in multiple languages to ensure that employees understand the provisions of the Code of Conduct. An English version of the Code of Conduct is available for review under Enerflex's electronic profile on both SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, and on our website at www.enerflex.com.

Whistleblower Protections and Compliance Hotline

Enerflex's Whistleblower and Compliance Hotline, which is independent and available 24 hours per day / seven days per week, supports the Company's commitment to financial and accounting integrity and ethical business conduct. The hotline allows employees, suppliers, client partners, or other third parties, to submit a confidential anonymous report of suspected accounting or auditing irregularities or unethical behaviour impacting Enerflex, including, without limitation, breaches of the Code of Conduct (including violations relating to harassment or workplace violence), criminal activity, violations of Enerflex policies or applicable securities laws, actions that endanger health or safety or that are likely to cause environmental damage, and actions that have the effect of concealing the foregoing.

All reports submitted to the hotline are investigated, provided sufficient information is given. Upon commencement of an investigation, notice is provided to the President and CEO, the appropriate regional President, and on a quarterly basis, to the Audit Committee (in respect of accounting or financial matters) or HRC Committee (in respect of all matters other than accounting or financial), as applicable. Once an investigation is concluded, findings are reported to the relevant standing committee and actioned as appropriate.

Cybersecurity and Data Privacy

Cybersecurity is a formal component of Enerflex's overall Enterprise Risk Management framework. The Company's global cybersecurity program adheres to the National Institute of Standards and Technology Cybersecurity Framework, and is regularly reviewed and updated, including quarterly review by the Audit Committee, annual assessment by Internal Audit, and annual external audit of the information technology general controls.

Pursuant to its global cybersecurity program, Enerflex has an in-house cybersecurity team and partners with multiple third parties who provide 24 hours per day / seven days per week services to monitor, detect, analyze, and respond to cyber threats and assess both their likelihood and their potential impact on business operations, infrastructure, and personnel. Equally important to cybersecurity are training and culture, and Enerflex works to promote a culture that understands the critical importance of data security and privacy, areas of vulnerability, and how to remain vigilant when handling data.



Search Engines and Artificial Intelligence

Enerflex permits the use of internet search engines and third-party generative artificial intelligence services provided that no Company or third-party proprietary or confidential information, personally identifiable information, or any other sensitive data are used as inputs into any such search engines or services. The use of search engines and artificial intelligence services is governed by our Code of Conduct applicable to all directors, officers, employees, and independent contractors of Enerflex and its subsidiaries. The Board, through the Audit Committee and the HRC Committee, receives regular reports regarding compliance with the Code of Conduct at each regularly scheduled Board meeting. In addition, as the use of artificial intelligence has continued to evolve, Enerflex has included it as a formal component of our overall Enterprise Risk Management framework. Further, our Board has recently received an in-depth presentation on artificial intelligence and related governance with additional training opportunities being reviewed and considered for 2026. See "*The Business Code of Conduct*".

Cease Trade Orders

To the knowledge of Enerflex and based on information supplied by the respective director nominees, no proposed director of Enerflex is, or within the ten (10) years prior to the date of this Circular has been: (i) a director, chief executive officer, or chief financial officer of any company that was subject to a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer, or chief financial officer; (ii) a director, chief executive officer, or chief financial officer of any company that was subject to a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer, or chief financial officer; or (iii) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

Bankruptcies

To the knowledge of Enerflex and based on information supplied by the respective director nominees, except as otherwise described below, no proposed director has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

On March 4, 2020, Mr. Tyree was appointed Executive Chairman of Extraction Oil and Gas Inc. ("**Extraction**"), an independent oil and gas company. On June 14, 2020, Extraction and its wholly owned subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. On July 30, 2020, Extraction filed a proposed Plan of Reorganization (the "**Extraction Plan**") and related Disclosure Statement describing the Extraction Plan and the solicitation of votes to approve the same from certain of Extraction's creditors. Subsequently, on October 22, 2020 and November 5, 2020, Extraction filed first and second amendments, respectively, to the Disclosure Statement. The hearing to consider approval of the Disclosure Statement was held on



November 6, 2020. On November 6, 2020, the Bankruptcy Court approved the adequacy of the Disclosure Statement and Extraction commenced a solicitation process to receive votes on the Extraction Plan. Pursuant to the terms of the Extraction Plan and as described in the Disclosure Statement, Extraction also commenced a rights offering, which was backstopped by certain holders of Senior Notes. On November 6, 2020, the Bankruptcy Court for the District of Delaware approved the Backstop Commitment Agreement, which provided a commitment of $200 million. The hearing on the confirmation of the Extraction Plan, in which the Extraction Plan was approved, was held on December 23, 2020. On January 20, 2021, the Extraction Plan became effective in accordance with its terms, Extraction emerged from Chapter 11, and Mr. Tyree was appointed Chief Executive Officer and a director of the reorganized entity.

Fines or Sanctions

To the knowledge of Enerflex and based on information supplied by the respective director nominees, no proposed director of Enerflex has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

DIVERSITY

As a global company with a diverse workforce and client partner base, Enerflex believes that the unique differences of its employees make Enerflex stronger, more innovative, and better equipped to tackle the challenges of a global marketplace and to execute our strategy. Enerflex's diversity strategy is targeted at creating a workplace where all employees feel valued and respected. This strategy encompasses comprehensive initiatives, from recruitment and talent development to leadership programs and cultural awareness training, ensuring that diversity remains an inherent part of Enerflex's identity and how it operates globally. In defining diversity, Enerflex encompasses a broad spectrum of characteristics, including gender, geographical representation, ethnicity, race, nationality, culture, religion, language, Indigenous status, sexual orientation, political affiliation, family and marital status, age, disability, education, and industry experience and expertise.

Enerflex's framework for diversity, as codified in our Diversity Policy, contemplates that the Company strive to ensure that candidate slates for Board and EMT positions are comprised at least 30 percent qualified women. The NCG Committee and the HRC Committee are responsible for monitoring compliance with the Diversity Policy and, at least annually, will report to the Board regarding the effectiveness of the policy and recommend any revisions to the policy that may be necessary.

Following significant refreshment of our Board during 2024 and the addition of two new directors during 2025, the Board now consists of ten (10) directors, representing diversity of ethnicity, nationality, language, age, gender, education, industry experience and expertise. Of note:

> ➢ Two of the ten directors (20 percent) are ethnically diverse
>
> ➢ Three of the ten directors (30 percent) are women
>
> ➢ Two of the Board's three standing committees are chaired by female directors – the Audit Committee, chaired by Ms. Hale, and the HRC Committee, chaired by Ms. Cox



CBCA Disclosure Regarding Designated Groups

Based on self-identification, as of the date of this Circular, the number and percentage of each CBCA designated group on the Board and EMT, respectively, is as follows:

	Women	Visible Minorities	Indigenous Peoples	People with Disabilities
Board	3 (30%)	2 (20%)	0 (0%)	0 (0%)
EMT	1 (11%)	1 (11%)	0 (0%)	0 (0%)
Abstention	1 (6%)	1 (6%)	1 (6%)	1 (6%)

The above disclosure is derived from information provided by the directors and EMT. In accordance with privacy legislation, such information was collected on a voluntary basis, and where a particular individual abstained, Enerflex did not make assumptions or otherwise assign data to that individual.

SUSTAINABILITY

The Board of Directors adopts a collaborative and forward-thinking approach to the oversight of sustainability matters, acknowledging their far-reaching impact. The Board integrates sustainability oversight into its existing framework, enabling a thorough evaluation of risks and opportunities that align with the mandates of existing standing committees. This collective effort ensures comprehensive oversight of Enerflex's sustainability practices and policies, encompassing disclosures, strategies, programs, initiatives, and practices. The Board of Directors remains proactive in staying well-informed about sustainability matters through a multifaceted approach. Regular Board and standing committee meetings incorporate updates on recent and anticipated regulatory changes. The Board also leverages resources such as the ICD and NACD to access valuable publications and ensure a thorough grasp of evolving trends and best practices. In addition, the Board directly, and through its various standing committees, complies with evolving Canadian corporate governance requirements, including those established under NI 52-110, NI 58-101, and NP 58-201.

RISK OVERSIGHT

Enerflex's risk management framework sets the foundation for managing its principal risks and embedding a strong risk-aware culture across the Enterprise. The Board oversees Enerflex's risk strategy and the appropriate balance of risk and reward. Ultimately the Board is responsible for Enterprise risk oversight and ensures appropriate systems are in place.



The table below summarizes key risk oversight responsibilities of the Board and each standing committee:

Board of Directors		
Overall risk oversight, principal risk trends, critical risks, emerging risks, critical project risks, and investment and financial risks		
Audit Committee	**HRC Committee**	**NCG Committee**
Enterprise Risk Management; financial compliance risks; financial and external reporting risks; internal control systems; external reporting; litigation; cyber and cybersecurity; AI; compliance program; IT risks; financial-related complaints	Talent management; leadership and succession risk; compensation risks and total rewards; pension design and funding; HSE risks; conduct-related complaints; environmental and social reporting	Director talent management and succession risk; corporate governance; director independence; director compensation; regulatory developments; Shareholder engagement; governance reporting
Management		
Enterprise risk management		
Internal Audit		
Independent assessment and reporting on efficacy of Enterprise Risk Management systems		

The Board has the responsibility to oversee and monitor risk across the organization and ensure the implementation of appropriate Enterprise Risk Management systems to monitor risk and manage those risks with a view to the long-term viability of the Company. The Board oversees management's identification and evaluation of Enerflex's principal risks and the implementation of policies, processes, and systems to mitigate the risks, to achieve an appropriate balance between the risk exposures and the potential benefits to Enerflex stakeholders.

Enerflex's Enterprise Risk Management program development and implementation is guided by ISO 31000. The Enterprise Risk Management framework includes the identification and prioritization of Enerflex's principal and emerging risks and regularly assessing risks at EMT meetings. The EMT estimates the likelihood and potential impact that principal and emerging risks could have on Enerflex's business and how they may further impact its underlying strategy. Management compiles all risks identified as critical on an integrated risk register that also addresses mitigants for each risk. Management also contributes to the Enterprise Risk Management process, by providing continuous supervision over Enerflex's major projects and their risks, meeting monthly, and as required.

Management ensures that the Board and its standing committees are regularly informed of Enerflex's Enterprise Risk Management systems and principal and emerging risks, including operational and earnings risks, market valuation risks, risks to achieving the proposed budget, and risks to Enerflex's strategy. In furtherance of this, the Board and its standing committees are provided with quarterly Enterprise Risk Management updates and regularly discuss how Enerflex is identifying, mitigating, and tracking risks as part of its overall Enterprise Risk Management strategy.

Enerflex's Internal Audit function serves as an independent body within Enerflex to assess and report on the efficacy of Enerflex's Enterprise Risk Management systems.



STRATEGIC PLANNING OVERSIGHT

Oversight of, and guidance on, Enerflex's strategy is one of the critical roles of the Board. The Board regularly collaborates with management with respect to the development of Enerflex's strategic direction, including providing strategic insights, reviewing the strategic plans, setting performance metrics, and establishing annual budgets and financial plans. On an annual basis, the Board conducts a full-day strategic planning session which addresses Enerflex's high level strategy, including long-term strategic goals and objectives, strategies for achieving them, a comprehensive analysis of the macroeconomic environment in which Enerflex operates, and the value proposition associated with its plans and activities. Throughout the year, during each scheduled Board meeting, the Company's strategy is assessed and reassessed to determine if any refinements and/or revisions are necessary. Included within this assessment, the CEO, CFO, and Senior Vice President, Strategy & Productivity, facilitate discussions with the Board to review progress on long-term and near-term strategic initiatives.

Comprehensive and detailed operational updates, delivered by the regional Presidents, are provided to the Board on a quarterly basis to assess and measure progress against near-term strategic matters and related budget consideration. Included within each presentation is a review of key metrics over the quarter as compared to expectations, the performance of each of Enerflex's business lines within the region over the quarter, and current opportunities and risks within the region. These regular and frequent interactions ensure alignment between operational execution and Enerflex's long-term vision, while providing ongoing opportunities to refine and adapt strategic priorities as needed.



DIRECTOR COMPENSATION

ROLE AND RESPONSIBILITY OF THE NCG COMMITTEE

The NCG Committee oversees, among other things, the compensation of Enerflex's directors (see also "*Governance – Board Standing Committees – Nominating and Corporate Governance Committee*"). The NCG Committee reviews director compensation, including that of the Chair of the Board of Directors, and a recommendation is made to the full Board for approval, every other year. The review includes both the individual components of director compensation, as well as the overall total compensation package and policies, to ensure that these components and levels are appropriate for directors of a company the size and scope of Enerflex. The NCG Committee reviews director compensation primarily by comparing Enerflex director compensation with that of other companies in Enerflex's peer group. As needed, the NCG Committee engages the Board's independent advisor (Hugessen) to provide independent advice and analysis regarding director compensation. As director compensation has remained unchanged since 2022, in early 2026, Hugessen undertook a review of director compensation to ensure the quantum and practices were aligned with the current market. Following this review, some suggested changes were considered by the NCG Committee and approved by the Board in February 2026 (see "*Changes to Director Compensation in 2026*").

DIRECTOR COMPENSATION OBJECTIVES

Enerflex's objectives for director compensation are to:

➢ recruit and retain qualified individuals to contribute to Enerflex's overall success through service as members of the Board of Directors, by offering competitive compensation

➢ align the interests of directors with those of Shareholders over the long term, by providing a meaningful portion of compensation in equity and allowing directors to elect to take cash portions of their retainer as equity

ANNUAL CASH AND EQUITY RETAINERS AND MEETING FEES

As at December 31, 2025, independent directors were entitled to the following compensation for the services they provide to Enerflex as directors:

Component	Subcomponent	Compensation	
		Cash ($) [1]	Equity (CAD $) [2]
Annual Retainer	Board Chair	$136,000	$175,000
	Director-at-Large	$80,000	$150,000
Audit Committee	Chair	$19,000	N/A
	Member	$9,400	N/A
HRC Committee	Chair	$15,000	N/A
	Member	$7,500	N/A
NCG Committee	Chair	$10,000	N/A
	Member	$5,400	N/A
Meeting Fees [3]		$2,000	N/A



Notes:

(1) Independent directors may elect to receive their annual cash retainer in cash, DSUs, or a combination of both.

(2) Independent directors may elect to receive their annual equity retainer in DSUs, Enerflex common shares, or a combination of both.

(3) All directors are invited to attend standing committee meetings; however, meeting fees are paid only to those independent directors who are members of the standing committee. Meeting fees indicated are per independent director, per meeting, and are earned when the number of Board or standing committee meetings, as applicable, during the year, exceed the number of meetings typically scheduled for the Board or standing committee, as applicable, plus three, as follows:

	Number of Meetings Scheduled	Meeting Fees Payable on and After Meeting
Board	Nine (9)	Thirteen (13)
Audit Committee	Four (4)	Eight (8)
HRC Committee	Four (4)	Eight (8)
NCG Committee	Three (3)	Six (6)

Enerflex also pays for reasonable travel and other out-of-pocket expenses of directors that relate to their duties as directors.

ANNUAL INDEPENDENT DIRECTOR COMPENSATION

The following table summarizes the amounts paid to each independent director for their service to Enerflex during the year ending December 31, 2025, excluding dividends:

Independent Director	Annual Equity Retainers [1] ($)		Annual Cash Retainers [2][3] ($)			Meeting Fees [2][3] ($)		Total Compensation Paid in Enerflex common shares or DSUs (%)
	Board Chair	Director	Board / Committee Chair	Director	Committee Member	Board	Committee	
Mr. Assing	--	107,304	--	80,000	7,500	Nil	12,000[4]	100
Mr. Cherniavsky	--	107,304	--	80,000	9,400	Nil	--	55
Ms. Cox	--	107,304	15,000	80,000	15,400[5]	Nil	18,000[4]	100
Ms. Gerson	--	11,080	--	8,261	558	Nil	--	56
Mr. Gouin	--	107,304	--	80,000	9,400	Nil	--	55
Ms. Hale	--	107,304	19,000	80,000	--	Nil	--	100
Mr. Reinhart	125,188	--	156,000[5]	--	--	Nil	6,000[4]	100
Mr. Tyree	--	107,304	10,000	80,000	17,500[5]	Nil	18,000[4]	46
Mr. Villegas	--	107,304	--	80,000	12,900	Nil	12,000[4]	51

Notes:

(1) All independent directors elected to receive 100 percent of their annual equity retainer in DSUs. DSUs are granted in Canadian dollars and presented in US dollars, converted at the 2025 Average Exchange Rate.

(2) Messrs. Assing and Reinhart and Mses. Cox and Hale elected to receive 100 percent of their annual cash retainer and meeting fees in DSUs. Messrs. Cherniavsky, Gouin, Tyree, and Villegas and Ms. Gerson elected to receive 100 percent of their annual cash retainer and meeting fees in cash.

(3) For directors electing to receive their annual cash retainer and meeting fees in DSUs, the DSUs are granted in Canadian dollars and presented in US dollars, converted at the 2025 Average Exchange Rate. For Canadian directors electing to receive their annual cash retainer and meeting fees in cash, quarterly payments were converted to Canadian dollars at the 2025 Average Exchange Rate.



(4)   Messrs. Assing, Tyree, and Villegas and Ms. Cox received meeting fees in respect of HRC Committee meetings exceeding the annual threshold number of meetings. Messrs. Reinhart and Tyree and Ms. Cox received meeting fees in respect of CEO Search Committee meetings exceeding the number of meetings (10) provided for in the mandate of the CEO Search Committee.

(5)   For Mr. Reinhart, this amount includes $20,000 received as Chair of the CEO Search Committee and for Ms. Cox and Mr. Tyree, this amount includes $10,000 received as a member of the CEO Search Committee.

DEFERRED SHARE UNITS

Enerflex DSUs are notional units each equal to the value of an Enerflex common share, exposing the holder to all the same economic risks and rewards as a holder of Enerflex common shares. The DSU Plan allows directors to elect to take all or a portion of their annual equity retainer in DSUs, Enerflex common shares, or a combination of both. In addition, the DSU Plan allows directors to elect to receive all or a portion of their annual cash retainers and meeting attendance fees (if any) in DSUs. Directors make such elections prior to December 15 of each fiscal year, for effect in the immediately succeeding fiscal year.

DSUs are credited at the end of each quarter by dividing the relevant retainers and meeting attendance fees (if any) by the FMV as of the quarterly DSU grant date. Additional DSUs are credited on the regular dividend payment dates, as all dividends are assumed to be reinvested. DSUs immediately vest when they are credited to a director's account and may be redeemed, upon filing a written notice of redemption (as provided for in the DSU Plan) (i) in the event of death, termination for cause, termination without cause and resignation, within 60 days after the termination date; (ii) in the event of a director ceasing to be a director, not later than the last day of the calendar year following the year in which the director ceases to be a director; and (iii) in the case of directors that are US taxpayers (pursuant to the terms of the DSU Plan), the redemption date is deemed to be the first business day that occurs at least, and not later than 90 days after the director ceases to be a director.

The value of DSUs that may be redeemed is equal to the number of DSUs credited to the director's account on the date of redemption, multiplied by the FMV of the Enerflex common shares as of the redemption date. The amount is paid to the director in cash.

SHARE OWNERSHIP GUIDELINES

Enerflex's Share Ownership Guidelines require that each independent director own securities equivalent in value to three times the sum of the independent director's annual cash and equity retainer, to align director interests with those of Shareholders. Independent directors must achieve Enerflex common share ownership levels within five years following their election or appointment as a director, with a minimum of 20 percent of such amount to be acquired in each of the five years following election or appointment. Enerflex common share ownership requirements can be met by ownership of Enerflex common shares, DSUs, and RSUs, provided such RSUs will be settled with Enerflex common shares upon vesting. In 2025, no independent director held any RSUs. Enerflex's Share Ownership Guidelines prohibit directors from engaging in transactions that could limit or reduce their economic risk with respect to their holdings of any securities of Enerflex, including hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments, and limited recourse loans to the directors secured by Enerflex common shares.



The following table summarizes the Enerflex common share ownership requirement for each independent director nominee as at December 31, 2025.

Independent Director	Share Ownership Requirement		Share Ownership Attained			Share Ownership Requirement Status	
	Annual Cash Retainer + Equity Retainer x 3 ($)	Amount ($)	Enerflex common shares (#)	DSUs (#) [1]	Total Value ($) [2]	Annual Fee Multiple [3]	Achieved
Mr. Assing	(80,000 + 107,304) x 3	561,911	Nil	172,932	2,617,670	14.0	Yes
Mr. Cherniavsky [4]	(80,000 + 107,304) x 3	561,911	10,850	13,805	373,203	2.0	On Track
Ms. Cox	(80,000 + 107,304) x 3	561,911	13,500	61,861	1,140,739	6.1	Yes
Ms. Gerson [4]	(80,000 + 107,304) x 3	561,911	Nil	732	11,080	0.1	On Track
Mr. Gouin	(80,000 + 107,304) x 3	561,911	56,016	53,817	1,662,541	8.9	Yes
Ms. Hale	(80,000 + 107,304) x 3	561,911	10,000	141,267	2,289,727	12.2	Yes
Mr. Reinhart	(136,000 + 125,188) x 3	783,563	56,250	284,138	5,152,450	19.7	Yes
Mr. Tyree [4]	(80,000 + 107,304) x 3	561,911	Nil	25,185	381,225	2.0	On Track
Mr. Villegas	(80,000 + 107,304) x 3	561,911	Nil	199,542	3,020,465	16.1	Yes

Notes:

(1) For directors electing to receive their annual cash retainer in DSUs, the DSUs are granted in Canadian dollars and are presented in US dollars, converted at the 2025 Average Exchange Rate. Includes notional dividends awarded.

(2) Calculated as the greater of the value of the DSU or Enerflex common share, as the case may be, on the grant or acquisition date, and CAD $21.16 (being the closing price of Enerflex common shares on the TSX on December 31, 2025), converted to US dollars at the 2025 Average Exchange Rate.

(3) Calculated by dividing (i) the total value by (ii) the sum of the annual cash retainer (director or Board Chair, as applicable) and the annual equity retainer (director or Board Chair, as applicable).

(4) Messrs. Cherniavsky and Tyree and Ms. Gerson each have five years following the date of their respective appointments to achieve the requisite ownership level, with 20 percent of such amount to be achieved in each of the five years following their appointment.

As of the date hereof, no proposed director or that director's associates or affiliates beneficially owned, controlled, or directed, directly or indirectly, securities carrying more than 10 percent of the voting rights attached to all voting securities of Enerflex. The directors and officers of Enerflex as of March 20, 2026, own, directly or indirectly, an aggregate of 646,987 Enerflex common shares, representing 0.53 percent of the issued and outstanding Enerflex common shares, with a market value of USD $13,459,033 (based on a FMV of CAD $29.08 as of March 20, 2026 and converted to US dollars at the 2025 Average Exchange Rate). In addition, the directors and officers, as of March 20, 2026, own, directly, an aggregate of 1,101,523 DSUs, with a market value of USD $22,914,578, based on the aforementioned FMV and exchange rate. Taking into account the Enerflex common shares and DSUs held by directors, as of March 20, 2026 and based on the aforementioned FMV and exchange rate, directors have USD $23,928,873 at risk to share price performance.



2025 DIRECTOR COMPENSATION TABLE

The following table summarizes the compensation paid to each independent director of Enerflex in 2025:

Independent Director	Fees Earned [1]	Share-Based Awards [2]	Total Compensation
Mr. Assing	$99,500	$107,304	$206,804
Mr. Cherniavsky	$89,400	$107,304	$196,704
Ms. Cox	$128,400	$107,304	$235,704
Ms. Gerson	$8,819	$11,080	$19,899
Mr. Gouin	$89,400	$107,304	$196,704
Ms. Hale	$99,000	$107,304	$206,304
Mr. Reinhart	$162,000	$125,188	$287,188
Mr. Tyree	$125,500	$107,304	$232,804
Mr. Villegas	$104,900	$107,304	$212,204

Notes:

(1) Comprised of (i) annual cash retainer fees (excluding the equity retainer, which is shown under the Share-Based Awards column); and (ii) meeting attendance fees. Messrs. Assing and Reinhart and Mses. Cox and Hale elected to receive 100 percent of their annual cash retainer and meeting fees in DSUs. Messrs. Cherniavsky, Gouin, Tyree, and Villegas and Ms. Gerson elected to receive 100 percent of their annual cash retainer and meeting fees in cash.

(2) Share-Based Awards consist of DSUs, which are granted at the end of each quarter. The value shown is the dollar amount of the annual equity retainer paid to each director. DSUs were granted in Canadian dollars and are presented in US dollars, converted at the 2025 Average Exchange Rate.

OUTSTANDING SHARE-BASED AWARDS

The following table sets forth information concerning DSUs granted to each independent director of Enerflex as a part of their director compensation, that remained outstanding as of December 31, 2025.

Independent Director	Number of DSUs [1]	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed [2][3]
Mr. Assing	172,932	$2,669,810
Mr. Cherniavsky	13,805	$213,129
Ms. Cox	61,861	$955,041
Ms. Gerson	732	$11,301
Mr. Gouin	53,817	$830,854
Ms. Hale	141,267	$2,180,950
Mr. Reinhart	284,138	$4,386,663
Mr. Tyree	25,185	$388,819
Mr. Villegas	199,542	$3,080,628

Notes:

(1) Includes notional dividends awarded.

(2) Reflects accumulated DSUs held as of December 31, 2025 (including notional dividends awarded), with each DSU valued at CAD $21.16 (being the closing price of Enerflex common shares on the TSX on December 31, 2025).

(3) Converted to USD using the exchange rate on December 31, 2025, of USD 1.0000 = CAD 1.3706.



INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth the value of vested DSUs, granted in 2025 as a part of director compensation, for each independent director of Enerflex.

Independent Director	Number of DSUs [1]	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed [2]
Mr. Assing	24,442	$235,142
Mr. Cherniavsky	11,150	$107,496
Ms. Cox	24,549	$239,608
Ms. Gerson	732	$11,080
Mr. Gouin	11,741	$113,158
Ms. Hale	23,083	$222,250
Mr. Reinhart	33,108	$321,309
Mr. Tyree	11,318	$109,105
Mr. Villegas	14,886	$141,603

Notes:

(1) Includes notional dividends awarded.

(2) Reflects the value of all accumulated DSUs held as of December 31, 2025. The value of DSUs is calculated using the closing price of Enerflex shares on the TSX on the applicable grant date (or the nearest preceding trading day). The value of notional dividends is calculated based on the closing price of Enerflex shares on the TSX on the applicable dividend payment date. The values are converted to US dollars at the 2025 Average Exchange Rate.

CHANGES TO DIRECTOR COMPENSATION IN 2026

In early 2026, the NCG Committee, with the support of Hugessen, their independent compensation advisor, undertook a comprehensive review of director compensation to ensure that quantum and practices were aligned and reflective of the current market. Enerflex director compensation has remained unchanged since 2022. The review included refreshing the peer group to ensure peers more accurately reflected the size, complexity, and market for talent for Enerflex. The revised peer group will be utilized for compensation purposes by both the NCG Committee and the HRC Committee going forward, subject to periodic assessment and adjustment.

Following this review of director compensation, the NCG Committee made the following recommendations to the Board for consideration:

➢ Increase the annual director equity retainer from CAD $150,000 to USD $140,000

➢ Increase the additional annual Board Chair equity retainer from CAD $25,000 to USD $40,000

➢ Increase the additional annual cash retainer for the Chair of the Audit Committee and the Chair of the NCG Committee from USD $19,000 and USD $10,000, respectively, to USD $20,000 and USD $12,000, respectively (Chair of the HRC Committee unchanged)



- ➢ Increase the additional annual cash retainer for Audit Committee members from USD $9,400 to USD $10,000 (the annual cash retainer for members of the NCG Committee and HRC Committee unchanged)

- ➢ Afford optionality to independent directors to receive the equity portion of their retainer in DSUs settled in cash pursuant to the terms of the DSU Plan or, RSUs, which, subject to approval by the shareholders of the Omnibus Incentive Plan, may be settled in Enerflex common shares

- ➢ Subject to approval by the shareholders of the Omnibus Incentive Plan, amend the share ownership guidelines applicable to independent directors to require that each independent director hold at least 6x the annual cash retainer amount in Enerflex equity with at least 10% of such amount to be held in Enerflex common shares

- ➢ Director compensation to be calculated entirely in USD

- ➢ Future reviews of director compensation to be completed bi-annually

The above recommended changes were presented to the Board by the NCG Committee and, following discussion, approved at a meeting of the Board in February 2026 with immediate effect (unless otherwise noted). These changes bring director compensation closer to market median to ensure Enerflex can continue to attract and retain director talent at this important strategic time. The review was limited to director compensation and did not inform any changes to executive compensation for 2025 or 2026. The next review of director compensation is anticipated to occur in 2028.



A MESSAGE FROM OUR HRC COMMITTEE CHAIR

Dear Shareholders,

On behalf of the Human Resources and Compensation Committee, I am pleased to provide this overview of the Committee's work in 2025 and the context for Enerflex's executive compensation decisions for the year.

Year in Review

Enerflex delivered strong operational execution in a year of CEO leadership transition. The Company had record financial performance, continued to strengthen its balance sheet, and advanced important strategic initiatives while returning value to shareholders through an increased dividend and share buybacks. This performance is credited to the entire organization, including the interim leadership team which led the company for several months. In September, the Company welcomed Paul Mahoney as its new CEO and finished the year strong under his leadership.

Leadership Transition

On March 19, 2025, the Board announced a CEO transition and appointed Preet S. Dhindsa and Joe Ladouceur as Interim Chief Executive Officer and Interim Chief Financial Officer, respectively. Following an extensive global search the Board appointed Paul Mahoney as President and Chief Executive Officer effective September 29, 2025. Mr. Mahoney was selected for his depth of experience leading complex industrial and energy-adjacent organizations through strategic execution, and for a track record of operational discipline and value-focused performance. Mr. Dhindsa and Mr. Ladouceur have provided important continuity as they returned to their prior roles.

The Committee's focus throughout the year was to ensure that the compensation outcomes were aligned to achievement of corporate performance milestones and sustainable shareholder value creation. Further details are provided in the *Compensation Discussion and Analysis* that follows.

For the incoming CEO, the Committee, with the support of its independent advisor, undertook a market analysis to determine an appropriate target total compensation package that was market competitive. Mr. Mahoney's compensation structure is aligned with Enerflex's compensation philosophy of having the majority of compensation variable and at-risk. Upon appointment, the HRCC also awarded Mr. Mahoney an on-hire equity award of $1,800,000 in PSUs which is 100% performance-based and cliff vests in March 2028.

2025 Performance and Pay Outcomes

Enerflex's 2025 performance was among the strongest in our history. Against a backdrop of leadership transition, management remained focused on its priorities:

➢ **Improving profitability in core operations:** gross margin expanded to 22.6 percent, SG&A decreased to $272 million (a decrease of $55 million), operating income increased to $306 million in 2025, up from $173 million in 2024, and adjusted EBITDA was $511 million up from $432 million in 2024.



- **Leveraging market leadership to capture volume growth:** revenue reached $2.6 billion up from $2.4 billion in 2024, Engineered Systems and Energy Infrastructure backlogs were approximately $1.1 billion and $1.3 billion, respectively, with an increase of its marketed contract compression fleet by 13 percent with utilization at 94 percent.

- **Maximizing free cash flow to support financial strength and shareholder returns:** free cash flow was $230 million and cash from operations was $345 million. Net debt declined by $115 million and Bank-Adjusted Net Debt to EBITDA Ratio ended at 1.0x, down from 1.5x in 2024. We also enhanced the capital structure by refinancing $563 million 9.000% senior secured notes due 2027 with $400 million of 6.875% senior unsecured notes due 2031 (plus availability under the revolving credit facility).

- **Driving significant shareholder value:** Enerflex delivered a ~50% total shareholder return in 2025, underscoring investor confidence in our strategy, operational resilience, and robust cash flow generation.

Overall, in determining performance-based compensation outcomes for both the short and long-term incentive plans, the Committee considered all these results, alongside individual performance and long-term shareholder interests. Accordingly, despite strong financial and operating performance, the Committee applied a 5% downward adjustment to the corporate STIP result to reflect safety performance that fell below expectations.

Program evolution and governance

We were pleased that Shareholders supported the significant changes made to the compensation program in 2024 with a 91.59% Say on Pay vote last year, a marked improvement from the prior year. We continue to assess best practices in compensation program design and governance. Some key enhancements for 2025 include:

- Requiring achievement of P55 relative total shareholder return to receive target payout in the long-term incentive plan;

- Capping PSU payouts at target if the absolute TSR over the performance period is negative; and

- All EMT were aligned to a single Enterprise-wide scorecard to drive alignment on enterprise performance.

In early 2026, in the spirit of continuous improvement and to reinforce safety as a top priority the HRCC approved a 2026 Enterprise Safety Modifier of up to a 25% downward adjustment to overall STIP payouts if safety performance falls below expectations.

Share Unit Plan

In 2026, consistent with our philosophy of aligning executives' variable compensation with the shareholder experience, the Board is recommending to the Shareholders for approval a proposed Omnibus Incentive Plan which will replace the existing cash settled RSU and PSU plans with one comprehensive plan which provides the option of share-settling or cash settling equity-based compensation, at the Board's option. This plan will also streamline administration of Enerflex's equity-based compensation programs. Further details are provided within the Circular, including the full plan text in Appendix C.



Our People

Our achievements are built by our **~4,400** employees around the world, engineers, technicians, operators, professionals and support teams, whose discipline and determination powered our 2025 performance and position us well for the future.

We believe that Enerflex's compensation framework, as applied in 2025, has appropriately balanced performance, accountability, and long-term alignment with shareholder interests and will continue to evolve under the stewardship of the new CEO, an engaged HRCC and the commitment of the entire board.

We value ongoing dialogue and invite you to share your perspectives with the Committee at **chair@enerflex.com**.

Sincerely,

(signed) "Joanne Cox"

Joanne Cox
Chair, Human Resources and Compensation Committee



COMPENSATION DISCUSSION AND ANALYSIS

NAMED EXECUTIVE OFFICERS

This compensation discussion and analysis generally describes Enerflex's approach to executive compensation and the compensation decisions for its 2025 Named Executive Officers (the "**NEOs**" and each a "**NEO**"). The NEOs include Marc Rossiter, who ceased to serve as President and Chief Executive Officer as of March 19, 2025, and Joe Ladouceur, who served as Interim Chief Financial Officer from March 19, 2025 to September 28, 2025.

2025 NEO Role – Timeline

NEO	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Rossiter		CEO										
Mahoney										CEO		
Dhindsa		CFO				Interim CEO				CFO		
Ladouceur	VP Tax, Treasury, Insurance				Interim CFO					VP Tax, Treasury, Insurance		
Stewart					President, USA Region							
Pyle					President, Eastern Hemisphere							
Meineri					President, Latin America							

2025 Executive Transitions

March 19, 2025
CEO Transitions Announced: Marc Rossiter steps down; Preet S. Dhindsa appointed Interim CEO and Joe Ladouceur appointed Interim CFO. **Immediate continuity ensured with no gap in leadership.**

Interim Period
Global CEO search, with the assistance of an executive search firm and the CEO Search Committee.

Interim roles under temporary cash arrangements to support leadership continuity.

September 29, 2025
Paul Mahoney joins Enerflex; Preet S. Dhindsa returns to CFO role and Joe Ladouceur returns to VP Tax, Treasury & Insurance.

In September 2025, the Board appointed Paul Mahoney as President & Chief Executive Officer of Enerflex, following an extensive global search.

Mr. Mahoney brings more than 30 years of experience and a reputation for building high-performing teams and driving disciplined growth. He has a proven ability to lead complex organizations through strategic execution, deep experience across the industrial and energy sectors, and a track record of delivering operational excellence and shareholder value. He also shares Enerflex's core values of integrity, commitment, creativity, and success, and his leadership will be instrumental as Enerflex continues to define and articulate its strategy and navigate the evolving energy landscape.



Complementing the Company's strong leadership bench, one of Mr. Mahoney's first accomplishments was to lead Enerflex through a seamless leadership transition while sustaining strong operational momentum, culminating in a strong fourth quarter with record free cash flow of $141 million.

For 2025, the NEOs are:

NEO	Title
Paul Mahoney [1]	President and Chief Executive Officer
Preet S. Dhindsa [2]	Senior Vice President and Chief Financial Officer and Former Interim President and Chief Executive Officer
Greg Stewart	President, U.S.A. Region
Phil Pyle	President, Eastern Hemisphere
Mauricio Meineri	President, Latin America
Marc Rossiter [3]	Former President and Chief Executive Officer
Joe Ladouceur [4]	Former Interim Chief Financial Officer

Notes:

(1)   Mr. Mahoney was appointed President and Chief Executive Officer effective September 29, 2025.

(2)   Mr. Dhindsa served as Interim President and Chief Executive Officer from March 19, 2025 to September 28, 2025. Prior to this interim role, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer, a role he reassumed effective September 29, 2025.

(3)   Mr. Rossiter ceased to serve as President and Chief Executive Officer effective March 19, 2025.

(4)   Mr. Joe Ladouceur served as Interim Chief Financial Officer from March 19, 2025 to September 28, 2025, whereafter he returned to his role as Vice President, Treasury, Tax & Insurance effective September 29, 2025.

EXECUTIVE COMPENSATION PHILOSOPHY

Enerflex's executive compensation philosophy is to offer market-competitive pay at target, with actual pay outcomes aligned to performance. The program is structured to reward Enterprise performance while recognizing individual achievements. This philosophy is guided by principles that support alignment internally and with Shareholder interests. In response to Shareholder feedback, the HRC Committee implemented targeted refinements for 2025, which are summarized below and further described in this Compensation Discussion and Analysis.

Performance	A significant portion of executive compensation is pay-at-risk, delivered through various compensation vehicles. The compensation structure is designed to drive executives to achieve excellence both at the Enterprise level, and within their respective areas of responsibility. The HRC Committee reviews, analyzes, and approves management's proposed performance metrics for both short- and long-term incentive plans to ensure they are robustly set to reward achievement or exceed the overall budget and strategic priorities. Prior to approving final performance results under Enerflex's incentive plans, the HRC Committee considers several factors, including overall corporate, regional, and individual performance and the Shareholder experience. The HRC Committee may apply judgment within pre-established guardrails to prevent unintended outcomes.



Shareholder Value	The HRC Committee seeks to focus the executive team on key financial and operational metrics that are drivers of Shareholder value, including relative total Shareholder return. Long-term incentives track the Enerflex common share price, with payouts aligned directly to the Shareholder experience. Enerflex has adopted a leading practice in requiring rTSR performance at the 55th Percentile to achieve target payouts.
Teamwork	While individual performance is important, incentive outcomes are weighted toward Enterprise results to reinforce collective accountability.
Risk Mitigation	Payouts under the incentive programs are capped, an Incentive Compensation Recovery Policy (a Clawback Policy) is in place, and executives are required to meet Enerflex common share ownership requirements pursuant to the Share Ownership Guidelines. In addition, the LTIP contains a safeguard that limits payouts to 100% of target when absolute TSR is negative over the performance period.
Culture of Safety	Safety of our people is integral and of central importance to Enerflex, as reflected by the inclusion of safety performance metrics in our Short-Term Incentive Program. The HRC Committee's oversight also includes review of additional safety metrics and performance indicators beyond those used for incentive plan purposes and continues to enhance the program to ensure safety remains the top priority for the Company.

COMPENSATION DECISION-MAKING PROCESS

The Board, HRC Committee, and management work collaboratively in managing Enerflex's executive compensation program. To support the HRC Committee and to provide perspective and advice, the HRC Committee has retained Hugessen, an external consulting firm providing executive compensation, and related governance and advisory services. Provided below is a summary of the roles and key responsibilities for each of the Board, HRC Committee, management, and the external compensation consultants.

Board: **Why this matters:** The Board retains final decision authority on executive compensation, so as to ensure that compensation decisions align with strategy, risk appetite, and shareholder interests.	➢ Approves all compensation policies and plans, including the PSU Plan, RSU Plan, DSU Plan, and pension plans, as well as the proposed Omnibus Incentive Plan (subject to Shareholder approval), along with the risk mitigation plans and policies. ➢ Approves executive promotions and appointments, compensation adjustments for executives, LTIP award grants, and STIP payments. ➢ Reviews quarterly reports and updates from the HRC Committee. ➢ Approves the compensation of the CEO.

HRC Committee
 	
Why this matters: The HRC Committee provides focused oversight and uses independent advice where appropriate. The HRC Committee ensures that compensation outcomes align pay with performance, reinforce strategy, and manage risk.
	➢ Evaluates, manages, and implements Enerflex's executive compensation program, consistent with the Company's compensation philosophy.
	➢ Reviews and recommends to the Board the Enterprise scorecard and CEO objectives for approval, based on Enerflex's business strategy.
	➢ Oversees the annual establishment of Enterprise performance and objectives applicable to executive compensation.
	➢ Assesses EMT performance, including progress towards achieving annual goals, against the following criteria:
	   – execution of Enerflex's business plans and strategies, and their results;
	   – performance of the regional business units and functional areas;
	   – demonstrated leadership ability and teamwork; and
	   – demonstrated commitment to the Enerflex Vision and Values.



	➤ Reviews the CEO's recommendations for EMT target total compensation, considering past performance, expected future contributions, changes in responsibilities, external factors, such as market competitiveness, and the appropriate level of pay differentiation between roles based on position, scope, and level of responsibility.
	➤ Reviews and recommends for Board approval salary adjustments, short-term bonuses, and long-term incentive grants for EMT members.
	➤ Oversees cash-based and equity-based compensation plans, programs, and grants, recommending Board approval of grants to executives.
	➤ Reviews and approves the Enerflex peer group used to determine the competitiveness of executive target total direct compensation.
	➤ Reviews, and recommends to the Board for approval, executive recruitment, hiring, promotions, and appointments, taking into account several factors including those provided for in Enerflex's Diversity Policy.
	➤ Oversees executive succession planning efforts to ensure a pipeline of qualified leaders.
	➤ Consistent with the HRC Committee Terms of Reference, may retain the services of independent advisors and consultants to assist with the completion and fulfilment of its mandate. The HRC Committee and the Board, as applicable, take the advice received from these advisors and consultants into consideration when making their decisions.
	➤ Meets in-camera without management present at the beginning and/or end of each HRC Committee meeting.
Management **Why this matters:** Management proposes and administers programs, but decisions remain with the HRC Committee and the Board. This separation supports accountability and reduces the risk of self-interest influencing outcomes.	➤ The CEO reviews market data on target compensation for EMT, gathered and provided by the independent consultants, and makes recommendations to the HRC Committee. ➤ The CEO establishes a series of individual goals and objectives with each member of the EMT, which goals are designed to support and facilitate achievement of the Enerflex's annual, mid- and long-term strategies and objectives, and to align with the CEO's own goals. ➤ The CEO reviews and assesses the performance of each member of the EMT and provides updates to the HRC Committee, including an analysis of individual performance against goals and objectives, based on demonstrated delivery of results, execution of the strategic plan, and alignment to Enerflex's Vision and Values. ➤ The CEO reports to the HRC Committee on each member of the EMT's interim performance relative to annual targets.
External Compensation Consultants **Why this matters:** The HRC Committee can meet with consultants without management present, which supports independence and reinforces objective advice.	➤ Since 2016, the HRC Committee has retained Hugessen as its independent advisor on executive compensation matters. ➤ Oversees the reasonableness and completeness of management's data and analysis, provides additional insight and perspective, and independently advises the HRC Committee. Reviews all materials prepared by management and meets in-camera with the HRC Committee. ➤ Provides an annual assessment of Enerflex's compensation programs relative to market and advises on market trends and issues. ➤ Reviews and makes recommendations for updates to the compensation and performance peer groups. ➤ Benchmarks CEO and other EMT executive compensation relative to market and provides analysis on realized and realizable pay. ➤ Supports with review of annual disclosures on executive compensation. ➤ Reviews director compensation quantum and practices relative to market and provides recommendations for changes.



➤ In 2025, supported the HRC Committee with the CEO transition and executive employment agreement considerations.

The following table summarizes the fees paid by Enerflex to Mercer and Hugessen during the periods indicated.

Director and Executive Compensation-Related Fees	Fees Paid In [2]:	
	2024	**2025**
Hugessen	$212,291	**$305,572**
Mercer[1]	$21,898	**Nil**
All Other Fees [3]		
Hugessen	$75,554	**Nil**

Notes:
(1) In 2024, Management engaged the services of Mercer to provide supplemental advice in respect of Enerflex's non-CEO executive benchmarking and non-executive compensation programs. Mercer was not engaged in 2025.
(2) Amounts have been converted from Canadian dollars to US dollars at the 2025 Average Exchange Rate.
(3) Other fees in 2024 were related to Board effectiveness consulting services provided to the NCG Committee through a team that is separate and distinct from the Hugessen executive compensation team. See "*Board Composition and Renewal – Board Assessments*" for additional information.

EXECUTIVE COMPENSATION GOVERNANCE AND RISK MANAGEMENT

In this section, we explain how the HRC Committee:

➤ reviews compensation-related risk at least annually;

➤ evaluates whether incentives could encourage inappropriate risk-taking; and

➤ uses plan design and testing to align pay outcomes with performance under different scenarios.

The nature of Enerflex's business requires some level of risk-taking to achieve desired growth and outcomes in support of the best interests of Shareholders. The Board, including the HRC Committee, ensures that sufficiently robust safeguards are in place to address and mitigate compensation-related risks.

The review process that the HRC Committee conducts considers Enerflex's business philosophy and overall corporate strategy, the weighting between fixed and variable/at-risk pay, incentive design, and Enerflex common share ownership. A significant portion of incentive plan payouts is based on quantitative metrics that align to the corporate budget, strategic priorities, and the overall Shareholder experience. Management provides the HRC Committee with stress testing to demonstrate alignment of pay outcomes with performance under various performance scenarios. These stress tests are also reviewed by external compensation consultants to ensure robustness.

The HRC Committee believes that the executive compensation program does not encourage unreasonable or excessive risks relating to Enerflex's business and that Enerflex has the proper practices in place to effectively identify and mitigate potential risks. Specific corporate governance practices and policies related to executive compensation risk management include:

Board Discretion	The Board retains the ability to apply discretion on payouts under the STIP and PSU Plan. This discretion is intended to ensure calculated outcomes reflect



	actual performance and support the intended pay-for-performance alignment. Where the formulaic outcome would produce an unintended result, discretion may be used to adjust the payouts and maintain alignment with Shareholder interests.
Insider Trading Policy / Anti-Hedging Protection	Directors, officers, employees, and consultants of Enerflex, as well as anyone else who qualifies as an insider under applicable securities laws, are prohibited from engaging in transactions that could reduce or limit their economic risk with respect to their holdings of securities of Enerflex, including Enerflex common shares, Options, PSEs, PSUs, DSUs, and RSUs. Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives, and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars, and exchange funds), and, in the case of directors and executives, limited recourse loans secured by Enerflex common shares.
Double Trigger on Change of Control	Provisions in Enerflex's equity plans require both a change of control and related termination or departure for "Good Reason" before equity vesting or other benefits apply.
Incentive Compensation Recovery Policy	The Board believes that it is in the best interests of Enerflex to create and maintain a culture that emphasizes integrity and accountability. In furtherance of this objective, the Board has adopted an Incentive Compensation Recovery Policy to provide for the recoupment of certain executive compensation, including in the event of accounting restatement required due to material noncompliance, all pursuant to the terms and conditions of the policy.
Normalization	Both the HRC Committee and the Audit Committee vet and scrutinize any normalizations to STIP and LTIP funding calculations proposed by management, prior to Board approval of such funding. Normalizations are determined in a consistent manner from period-to-period and typically include adjustments for items that are not reflective of operating performance or Shareholder value creation.
Share Ownership Guidelines	Enerflex maintains Share Ownership Guidelines for executives to reinforce alignment with Shareholders through meaningful equity ownership. The guidelines are reviewed periodically to ensure continued appropriateness. The guidelines include minimum ownership levels based on base salary, including: (i) CEO at least 5x base salary, (ii) CFO at least 3x base salary, and (iii) other members of the EMT at least 2x base salary.
	Executive are expected to reach the applicable ownership level within five years of their date of appointment to the executive position. If the ownership requirements are further increased due to promotion, an increase to base salary greater than or equal to 15 percent, and/or a policy change, the executive must meet the new threshold within three years. When a salary increase is less than 15 percent of base pay, the executive must meet the new ownership threshold within one year.
	To best measure true share ownership at risk, consistent with that of Shareholders, only Enerflex common shares, RSUs (that settle in Enerflex common shares), and DSUs owned by the executive count towards the ownership requirements. The HRC Committee annually reviews the Share Ownership Guidelines and updates them as applicable. The following table summarizes the Enerflex common share ownership attained by each NEO as of December 31, 2025:



NEO	Share Ownership Requirement		Equity Ownership [1]				Total Security Value ($)	Base Salary Multiple [2]
	Multiple of Base Pay	Ownership Requirement ($)	Enerflex Common Shares (#)	Eligible RSUs and DSUs (#)	Enerflex Common Shares Value ($)	RSUs and DSUs Value ($)		
Mahoney [3]	5	3,625,000	36,500	20,414	563,195	314,988	$878,183	1.2
Dhindsa [4] [5]	3	1,239,359	32,758	97,458	495,859	1,475,221	$1,971,080	4.8
Stewart	2	927,000	93,304	146,913	1,413,095	2,256,353	$3,669,448	7.9
Pyle [5]	2	1,010,000	55,494	139,996	840,012	2,139,266	$2,979,279	5.9
Meineri	2	758,000	86,839	76,781	1,341,580	1,184,731	$2,526,311	6.7

Notes:

(1) The value of an Enerflex common share, RSU, or DSU is calculated as the greater of the value on the grant or acquisition date, as the case may be, and either CAD $21.16 or USD $15.43 (being the closing price of Enerflex common shares on the TSX and NYSE, respectively, on December 31, 2025).

(2) Calculated by dividing the Total Security Value by the NEO's 2025 base salary as set out in the "*Summary of 2025 Target Compensation*" table on page 62 below.

(3) Mr. Mahoney was appointed President and Chief Executive Officer effective September 29, 2025.

(4) For Canadian NEOs, values have been converted to US dollars at the 2025 Average Exchange Rate.

(5) Spousal shareholdings are excluded from Share Ownership Guideline calculations. As of December 31, 2025, Mr. Dhindsa's spouse held 4,492 Enerflex common shares and Mr. Pyle's spouse held 30,061 Enerflex common shares.

EXECUTIVE COMPENSATION PEER GROUP

Enerflex is a Canadian-headquartered company with diversified operations across North America and other international markets. To reflect our talent market and international profile, the HRC Committee uses a single North American executive compensation peer group, with companies selected for comparable scale, capital intensity, and operational complexity. This single peer set supports alignment and internal equity, because all EMT roles are benchmarked to the same market data. The HRC Committee uses the following guiding principles when developing and reviewing the executive compensation peer group:

➢ The peer group should reflect those companies that represent the market for executive talent and/or have executive roles of a similar accountability and complexity.

➢ Peers should be generally within approximately one-third to three times Enerflex's size, measured in terms of revenue, and have similar assets, market capitalization, and enterprise value.

➢ Peers should be selected from industries that best represent Enerflex's business, and the labor and capital markets in which Enerflex operates, including oil and gas equipment and services, midstream, contract compression, and energy infrastructure companies that are headquartered in Canada and the U.S.A., ideally with global operations.

Enerflex generally targets total direct compensation for executives at the median (50th percentile) of the peer group. Target positioning may vary depending on a variety of factors, including individual tenure and performance, internal equity, geographic location, and role complexity relative to peers and market. Actual pay outcomes vary with performance. Executives can earn above target when results exceed expectations and below target when performance is below expectations.



As part of its governance practices, Enerflex evaluates its peer group annually. During the comprehensive review completed in late 2024, the HRC Committee refined the group for 2025, including removing size outliers and confirming an appropriate Canada–U.S. balance. The peer group was reviewed for continued appropriateness but was not changed in 2025.

The peer group used to inform 2025 compensation decisions included five companies headquartered in Canada (33 percent) and ten companies headquartered in the United States (67 percent). In determining the appropriate target total compensation for each executive, the HRC Committee and the Board balanced the US-centricity of the peer group with the location of the executive and role scope.

2025 Peer Group for Executive Compensation			
Company Name	**Country**	**Company Name**	**Country**
Archrock, Inc.	U.S.A.	CES Energy Solutions Corp.	Canada
ChampionX Corporation	U.S.A.	Ensign Energy Services Inc.	Canada
Expro Group Holdings N.V.	U.S.A.	Mattr Corp.	Canada
Helix Energy Solutions	U.S.A.	Secure Energy Services Inc.	Canada
Kodiak Gas Services, Inc.	U.S.A.	Toromont Industries Ltd.	Canada
Powell Industries, Inc.	U.S.A.		
Oceaneering International	U.S.A.		
RPC, Inc.	U.S.A.		
Select Water Solutions	U.S.A.		
USA Compression Partners, LP	U.S.A.		

In early 2026, the NCG Committee, with support from Hugessen, its independent compensation advisor, undertook a comprehensive review of director compensation to ensure quantum and practices were aligned with the current market. As part of that review, the NCG Committee and the HRC Committee coordinated an assessment to refresh the peer group to better reflect Enerflex's size, complexity, and market for talent. The same enterprise peer group will be used for both director and executive compensation going forward.

ELEMENTS OF THE 2025 EXECUTIVE COMPENSATION PROGRAM

The executive compensation program is comprised of direct and indirect compensation elements to drive the achievement of Enterprise and regional objectives and to align management's interests with those of Shareholders. In combination, these elements are designed to recognize those activities of the executive officers that advance the short- and long-term business and strategic objectives of Enerflex.

COMPENSATION ELEMENT	SUMMARY AND PURPOSE	TERM	FORM
Fixed Compensation			
Base Salary	➢ The base salary provides a competitive level of fixed compensation to attract and retain talent. ➢ Base salaries are set with reference to the market and Enerflex's desired mix of pay elements.	1 Year	Cash



Variable Compensation			

Short-Term Incentive Plan (STIP)	➢ The STIP is an "at risk" component aligned to budget and designed to reward the achievement of business objectives in the short-term.
	➢ The STIP is comprised of Enterprise, Regional/Personal metrics. The CEO STIP scorecard is based on 80 percent Enterprise results and 20 percent personal results. The non-CEO NEOs' STIP scorecard is based on 70 percent Enterprise results, 30 percent Regional / personal results.
	➢ In 2025, all EMT members were aligned to a single, enterprise-focused scorecard.
	➢ STIP metrics are approved on an annual basis and the performance targets for each metric are set primarily with reference to the current year's budget.
	➢ The 2025 Enterprise scorecard consisted of:
	   – Net Income (30%)
	   – SG&A Absolute $ (15%)
	   – SG&A as % of Revenue (15%)
	   – Free Cash Flow (30%)
	   – Safety – TRIR (7.5%) / MVIR (2.5%)
	➢ The maximum payout was limited to 200 percent of target.
	➢ For 2025, the threshold-to-stretch pay ranges have been changed from 50 percent to 200 percent to 0 percent to 200 percent with no payout where performance is below the threshold.
		1 Year	Cash

Long-Term Incentive Plan (LTIP)	➢ The LTIP is an "at risk" component designed to reward employees for creating sustained Shareholder value. ➢ The LTIP is comprised of PSUs and RSUs.	3 Year	Cash

Performance Share Units (PSUs)	➢ PSUs (50 percent of LTIP for EMT, 70 percent for CEO) are subject to time and performance vesting conditions.
	➢ 2025 Performance Mix:
	   ➢ rTSR (50 percent) assessed against two indices with target at the 55th percentile (P55);
	   ➢ ROCE (25 percent) measured over the full three-year performance period; and
	   ➢ Adjusted EBITDA CAGR (25 percent) over the three-year performance period.
	➢ The final number of PSUs that vest is limited to 200 percent of the initial grant (plus any accrued dividends).
	➢ PSUs cliff vest three years from the date of grant.
	➢ **Introduced in 2025:** If Enerflex's TSR is negative over the performance period, the overall PSU payout is capped at 100 percent.
	➢ **Introduced for 2025:** Enerflex aligned its LTIP grant and vesting schedule with calendar-year performance periods, moving from an August–August to March–March cycle, commencing with 2025 grants. This change aligned the vesting/payout and granting price closer to the performance year.		



Restricted Share Units (RSUs)	RSUs (50 percent of LTIP for EMT, and 30 percent for CEO) ➤ Time-vesting conditions only with participants required to be an employee of Enerflex on vesting. ➤ RSUs vest in equal tranches over three years from the date of grant.		
Other Compensation			
Retirement and Pension Programs	➤ The basic retirement and pension program is consistent with those available to all employees. This is enhanced with a Supplementary Executive Retirement Program targeting a combined total maximum value of 10 percent of total cash compensation.	Retirement	Other
Benefits and Perquisites	➤ May include executive medical benefits allowance, financial and legal consulting services, life insurance premiums, automobile allowances and associated expenses, and club membership dues. ➤ These do not represent a significant portion of overall compensation.	1 Year	Other

CHIEF EXECUTIVE OFFICER APPOINTMENT AND COMPENSATION OVERVIEW

Appointment and Mandate

Mr. Mahoney was appointed as President and Chief Executive Officer of Enerflex in 2025. Upon assuming the role of President and Chief Executive Officer, Mr. Mahoney immediately engaged with the Enerflex leadership team to align on the Company's strategic priorities and reinforce Enerflex's commitment to safety, operational excellence, and sustainable value creation.

Mr. Mahoney's mandate as President and Chief Executive Officer is clear: sharpen our focus on profitability, strengthen our balance sheet, and position Enerflex to capitalize on global demand for natural gas and energy transition solutions. Together with the Board and senior leadership, Mr. Mahoney is committed to advancing Enerflex's vision of *delivering reliable, efficient, and innovative energy solutions that create long-term value for shareholders, customers, employees, and communities*.

Compensation design

To attract Mr. Mahoney to lead the Company through its next phase of strategic execution, the Board ensured that his compensation quantum was market competitive, while aligning the structure with Shareholder interests.

Annual Pay Structure	➤ Mr. Mahoney's annual base salary is $725,000, with a target cash bonus of 125% of salary ($906,250) and an annual long-term incentive grant target of 400% of salary ($2,900,000) ➤ The LTIP mix is 70 percent PSUs / 30 percent RSUs, with PSUs subject to a three-year performance period with cliff-vesting at the end of the period and RSUs vesting in equal tranches over three years. ➤ The HRC Committee's independent advisor, Hugessen, was engaged to provide data that confirmed the proposed structure and quantum was market competitive and consistent with that of the peer group.



Sign-on PSU Grant	➢ The Board approved a sign-on award of PSUs valued at $1,800,000 to secure Mr. Mahoney's leadership and make him whole for compensation he was foregoing at his prior employer. This award, granted 100% in PSUs, is tied to Enerflex's performance, measured over a three-year period (2025–2027) against rigorous metrics: Relative TSR (50 percent), ROCE (25 percent), and Adjusted EBITDA CAGR (25 percent). ➢ The award cliff vests in March 2028, subject to Enerflex's PSU Plan and governance safeguards.
Governance and Alignment	✓ **TSR Cap**: Payouts range from 0 percent to 200 percent of target and are capped at 100 percent if absolute TSR over the performance period is negative, reinforcing pay-for-performance alignment. ✓ **Clawback**: All incentive awards are subject to Enerflex's Incentive Compensation Recovery Policy. ✓ **No Gross-Up**: Mr. Mahoney entered into a market-typical employment agreement with Enerflex. It is structured to comply with Sections 409A and 280G of the United States Internal Revenue Code and provides for no tax gross-ups. ✓ **Ownership Guidelines**: As CEO, within five years of his appointment, Mr. Mahoney must hold Enerflex common shares with a value of at least 5x his base salary. ✓ **Restrictive Covenants**: Mr. Mahoney is subject to non-compete and non-solicitation restrictions for 12 months post-employment.

Interim Leadership and Transition

During the leadership transition beginning March 19, 2025, and concluding on Mr. Mahoney's appointment in September 2025, Mr. Preet S. Dhindsa and Mr. Joe Ladouceur served as interim President and Chief Executive Officer and Chief Financial Officer, respectively.

The Board implemented a consistent approach for interim executive assignments to support continuity and compensate fairly. For both interim appointments, the executives' base salary, STIP target, and target LTIP opportunity remained unchanged from their existing arrangements.

To recognize the additional scope and accountability during the interim period, each interim executive received a monthly premium paid in arrears. These interim premiums were not added to base salary and were not treated as pensionable or benefits-earnings compensation. These premiums were paid monthly in arrears, with 50% paid in cash for each month served in the interim role and 50% deferred to encourage continuity through the leadership transition, becoming payable only if the executive continued with the Company through the 60th day following the commencement of the permanent Chief Executive Officer's appointment. In setting the interim premiums, the Board considered market practice for interim assignments, cash compensation quantum of the prior CEO and current CFO role, and the expected duration of the roles.

Premiums for the two interim executive officers during the leadership transition were as follows:

➢ Mr. Dhindsa: premium of CAD $70,000 per month, pro-rated for partial months.

➢ Mr. Ladouceur: premium of CAD $53,500 per month, pro-rated for partial months.

In addition, the Board approved additional PSUs at the time of the 2025 annual grant to recognize the exceptional demands of the interim assignments. The grant to Mr. Dhindsa had a grant date fair value of CAD $288,740, and the grant to Mr. Ladouceur had a grant date fair value of CAD $184,141, each valued using



the Company's standard five-day average share price. The awards follow the Company's standard PSU terms and do not change ongoing target compensation.

SUMMARY OF 2025 TARGET COMPENSATION

NEO	2025 Base Salary ($)	Target STIP		Target LTIP		Target Total Direct Compensation ($)
		% of Salary	$	% of Salary	$	
Mahoney [1]	$725,000	125	$906,250	400	$2,900,000	$4,531,250
Dhindsa [2] [3]	$413,120	85	$351,152	200	$826,239	$1,590,511
Stewart	$463,500	75	$347,625	180	$834,300	$1,645,425
Pyle	$505,000	75	$378,750	70	$353,500	$1,237,250
Meineri	$379,000	75	$284,250	150	$568,500	$1,231,750

Notes:

(1) Mr. Mahoney was appointed President and Chief Executive Officer effective September 29, 2025. The amounts shown reflect his annualized base salary and target compensation opportunities.

(2) Mr. Dhindsa served as Interim President and Chief Executive Officer from March 19, 2025 to September 28, 2025. Prior to this interim role, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer, a role he reassumed effective September 29, 2025.

(3) For Canadian NEOs, values have been converted to US dollars at the 2025 Average Exchange Rate.

BASE SALARY

The HRC Committee sets base salaries having regard to external market data and the scope and mandate of each role. The HRC Committee also considers individual performance and experience, and internal equity across the leadership team. Consistent with Enerflex's emphasis on variable and at-risk compensation, base salaries for the NEOs remain a relatively low portion of their overall total direct compensation.

While the HRC Committee generally targets the median of the peer group for the NEOs' base salaries, individual factors can impact the positioning of each NEO.



NEO	2024 ($)	2025 ($)	Percentage Change
Mahoney [1]	-	$725,000	-
Dhindsa [2]	$393,447	$413,120	5%
Stewart	$450,000	$463,500	3%
Pyle	$505,000	$505,000	0%
Meineri	$368,000	$379,000	3%

Notes:

(1)   Mr. Mahoney was appointed President and Chief Executive Officer effective September 29, 2025.

(2)   For Mr. Dhindsa, as a Canadian NEO, values have been converted to US dollars at the 2025 Average Exchange Rate. Mr. Dhindsa served as Interim President and Chief Executive Officer from March 19, 2025, to September 28, 2025. Prior to this interim role, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer, a role he reassumed effective September 29, 2025. His base salary in 2025 reflects his annual base salary as Senior Vice President and Chief Financial Officer, excluding premiums paid. See "*Interim Leadership and Transition*".

SHORT-TERM INCENTIVE PLAN

The STIP is an at-risk compensation component that rewards performance against annual business objectives. Target awards are set as a percentage of base salary. Actual awards range from 0 percent to 200 percent of target. NEOs may elect to receive all or a portion of their STIP award in cash or DSUs.

How the STIP funding pool is determined

Enerflex uses a **sum of targets** approach to determine the funding pool available for distribution under the STIP.

In 2025, Enerflex enhanced the STIP design for non-CEO NEOs by introducing a scorecard approach that places 70 percent value on Enterprise results and 30 percent value on Regional/personal results. The CEO will continue with an 80 percent Enterprise results and 20 percent personal scorecard.

Performance metrics and their targets align to budget and are reviewed and approved by the HRC Committee for appropriateness, with the assistance of the Audit Committee. Quarterly, the CEO reviews with the HRC Committee ongoing progress relative to these STIP performance metrics.

The targets are derived from an analysis of anticipated future performance (including growth plans), of the previous year's actual performance, the approved budget, and industry trends. Each metric has an individual weight with threshold, target, and stretch performance levels.

Regardless of how well Enerflex performs on any individual metric, payout occurs with Board approval and only when the organization realizes a profit (as per normalization practices). Executive individual goals are aligned to Enerflex's annual, mid-term, and long-term strategic plans.

The table below summarizes the STIP targets for our NEOs and the weighting of the performance components applicable to each.



NEO	2025 Salary ($)	2025 STIP		Performance Component Weighting	
		Target (% of Salary)	Target ($)	Enterprise	Region / Personal
Mahoney [1]	$186,712	125	$233,390	80%	20%
Dhindsa [2]	$413,120	85	$351,152	70%	30%
Stewart	$463,500	75	$347,625	70%	30%
Pyle	$505,000	75	$378,750	70%	30%
Meineri	$379,000	75	$284,250	70%	30%

Notes:

(1)   Mr. Mahoney was appointed President and Chief Executive Officer effective September 29, 2025.

(2)   For Mr. Dhindsa, as a Canadian NEO, values have been converted to US dollars at the 2025 Average Exchange Rate. Mr. Dhindsa served as Interim President and Chief Executive Officer from March 19, 2025, to September 28, 2025. Prior to this interim role, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer, a role he reassumed effective September 29, 2025. His base salary in 2025 reflects his annual base salary as Senior Vice President and Chief Financial Officer, excluding premiums paid. See "*Interim Leadership and Transition*".

2025 Short-Term Incentive Plan Scorecard

In 2025, the HRC Committee approved the below metrics for the STIP:

Metric	Description
Net Income	Replaces prior EBIT-based measures with a comprehensive profitability metric that captures interest and tax effects as well as operating performance. This supports accountability for overall earnings quality and is consistent with Enerflex's capital discipline and deleveraging objectives.
SG&A (Absolute and as % of Revenue)	Introduced to reinforce cost discipline and operating efficiency. Using both an absolute dollar measure and a ratio to revenue balances scale growth with efficiency, and links management decisions to margin preservation.
Free Cash Flow	Added to emphasize liquidity and capital allocation flexibility. Free cash flow supports a strong balance sheet, prudent growth investments, and direct shareholder returns.
Safety (TRIR/MVIR)	Safety is foundational to operational integrity and Enerflex's commitment to sustainability. Strong performance protects employees, supports compliance, and reinforces trust with customers, regulators, and communities across the regions where we operate.

Metric	Weighting	Target (100%)	Normalized Results	% of Target Achieved	Contribution to STIP Pool [1]
Net Income	30%	$98M	$134M	155.4%	**46.6%**
SG&A Absolute ($)	15%	$250M	$254M	84.0%	**12.6%**
SG&A % of Revenue	15%	10%	9.9%	105.0%	**15.8%**
Free Cash Flow	30%	$133M	$258M	200.0%	**60.0%**
TRIR	7.5%	0.39	0.72	0%	**0.0%**
MVIR	2.5%	0.29	0.35	14.3%	**0.4%**
Normalized Sum of Targets %	**100%**				**135%**
Safety Discretion Factor					**(-5%)**
Final corporate STIP score					**130%**





Notes:

(1) Weighted score (Weighting × % Achieved). Column may not add due to rounding.

(2) Results reflect consistent application of the HRCC's normalization policy. Normalizations are determined on a consistent basis from period to period and typically include adjustments for items that are non-recurring, unusual, infrequent, or not indicative of ongoing operations.

(3) Normalization items for 2025 included, among others, the incremental impacts of early redemption of the 2027 Notes.

After applying the HRCC's approved normalization items, the corporate STIP score for 2025 was 135%. The normalizations reflect the HRC Committee's policy and are applied consistently period to period. These adjustments, which may positively or negatively affect the score, are intended to more appropriately align the performance assessment with underlying operations and address non-operating or timing items.

Safety overlay

To reinforce the importance of safety and in recognition of safety performance in 2025 that was below expectations, the HRCC applied negative discretion of 5% to the 135% normalized company score. This resulted in a final corporate STIP multiplier of 130%.

Safety results and corrective actions

Safety is a non-negotiable expectation. Our goal is that every worker returns home safely every day. Safety is embedded in our STIP program to reinforce accountability for safety across the Enterprise.

Strengthening the plan for 2026. Going forward, the HRCC has approved two changes to the STIP program that work together to increase accountability and focus on safety performance.

1. **Higher weight on TRIR.**
   In 2026, we are increasing the TRIR weighting to 10 percent. This is up from 7.5 percent in 2025. This higher weighting promotes increased accountability for safe work.

2. **Enterprise Safety Modifier**
   Shortcomings in overall safety performance may result in negative adjustments of up to 25% to STIP results across the organization. This reinforces Enerflex's commitment to safety excellence and accountability along with responsible corporate governance.

2025 Short-Term Incentive Plan Payouts

The HRC Committee and Board approved an adjusted bonus pool and the 2025 STIP award payments to the NEOs were as follows:

NEO	2025 Salary ($)	Target STIP (%)	Enterprise Performance		Individual Performance		Overall Score (% of Target)	2025 STIP Payout ($)
			Weight	Score	Weight	Score		
Mahoney [1]	186,712	125%	80%	130%	20%	150%	134%	312,743
Dhindsa [2]	413,120	85%	70%	130%	30%	110%	124%	435,439
Stewart	463,500	75%	70%	130%	30%	130%	130%	451,900
Pyle	505,000	75%	70%	130%	30%	108%	123%	467,400
Meineri	379,000	75%	70%	130%	30%	150%	136%	386,600

Notes:

(1) Mr. Mahoney was appointed President and Chief Executive Officer effective September 29, 2025.

(2) For Mr. Dhindsa, as a Canadian NEO, values have been converted to US dollars at the 2025 Average Exchange Rate. Mr. Dhindsa served as Interim President and Chief Executive Officer from March 19, 2025 to September 28, 2025. His base salary in 2025 for the purpose of calculating his Short-Term Incentive Payout reflects his annual base salary as Senior Vice President and Chief Financial Officer, excluding premiums paid. See "*Interim Leadership and Transition*".

LONG-TERM INCENTIVE PLAN

Enerflex's long-term incentives are designed to align executives with sustained Shareholder value. The NEO LTIP consists of Performance Share Units and Restricted Share Units. These vehicles track the value of Enerflex common shares and with pay outcomes aligned to corporate and Enerflex common share price performance.

LTIP grant and vesting date alignment (new for 2025). Beginning with the 2025 LTIP awards, the HRC Committee transitioned the LTIP grant and vesting cycle from an August–August schedule to a March–March schedule to better align with calendar-year performance periods and simplify administration. This change does not affect previously granted awards.

Performance Share Unit Plan

Performance Share Units are cash-settled and cliff-vest three years after grant. Dividend equivalents accrue during the period and are paid in cash. The final payout ranges from 0% to 200% of the number of PSUs granted, plus accrued dividends, based on Enerflex's performance against predefined PSU metrics over the three-year period commencing with the year granted. For competitive reasons, specific targets and calibration ranges are not disclosed.

Beginning with the 2025 grants, the PSU metrics are Adjusted EBITDA CAGR (25%), ROCE (25%), and relative TSR (50%), each measured over the three years. For the 2022 PSU grant, which vested in 2025 based on performance from 2023 to 2024, see "*2022 PSU Award Settlement*" below.

In 2025, the HRC Committee approved the below performance metrics for 2025 PSU grants:

These metrics are designed to align the NEO's long-term incentives with Enerflex's strategic priorities by reinforcing disciplined profitable growth, capital efficiency and cash conversion, and sustained alignment with relative shareholder returns.



Metric	Rationale for inclusion as a performance metric	How it is measured
Relative Total Shareholder Return (rTSR) (50%)	rTSR is a key indicator of Enerflex's performance relative to companies operating in a similar macro environment and relevant index participants and serves to contextualize the Company's performance within the broader market, encouraging competitive long-term value creation.	rTSR is measured using a percentile-rank methodology with target at the **55th percentile (P55)** of the performance peer group. rTSR is measured annually and averaged across the three-year performance period. The PSU Peer Group for 2025 consists of two indices that reflect the Company's operating and investor context, equally weighted: ➢ S&P Canada SmallCap Energy (Sector) Index ➢ SPDR S&P Oil & Gas Equipment & Services ETF (NYSE) If Enerflex's absolute TSR over the full performance period is negative, the overall PSU performance multiplier is **capped at 100 percent**.
Return on Capital Employed (ROCE) (25%)	ROCE is a key metric for evaluating how efficiently a company utilizes its capital to generate operating profits. ROCE serves as a critical indicator of financial performance and long-term value creation. By measuring the return generated on both equity and debt capital, ROCE provides insights into the effectiveness of investment decisions and the overall health of the business. Incorporating ROCE as a long-term metric ensures that executives remain focused on sustainable value creation, aligning strategic decision-making with the interests of Shareholders.	ROCE is measured over the full three-year performance period. Targets are set at grant at appropriately challenging levels consistent with our long-term plan.
Adjusted EBITDA CAGR (25%)	Adjusted EBITDA CAGR promotes sustained operating performance and earnings durability by encouraging efficient growth, margin expansion, and disciplined cost management.	Adjusted EBITDA CAGR is measured over the full three-year performance period. Any adjustments to EBITDA are recommended by the HRC Committee and the Audit Committee and approved by the Board. Targets are set at appropriately challenging levels, with payout outcomes aligned to performance against the predetermined range.



Restricted Share Unit Plan

The RSU plan provides for grants of RSUs to members of the EMT, which includes all NEOs, and other designated participants. RSUs are settled in cash and vest in equal tranches over three years from the date of grant. Dividend equivalents accrue and are also cash settled.

2025 LTIP Grants

The table below summarizes the 2025 grants of PSUs and RSUs to the NEOs at target levels approved by the Board.

Grants to Messrs. Dhindsa, Stewart, Pyle and Meineri were made on August 15, 2025. Mr. Mahoney's grants are reflected on two separate lines, differentiating (i) his prorated annual 2025 LTI grant, and (ii) his one-time sign-on PSU grant that was awarded on September 29, 2025. Mr. Dhindsa's grants are also presented on two separate lines to distinguish (i) his regular annual 2025 LTI grant and (ii) a supplemental PSU award approved by the Board at the time of the 2025 annual grant in recognition of his service as Interim President and Chief Executive Officer from March 19, 2025 to September 28, 2025.

| NEO | Percentage of Base Salary | | | PSUs Granted | | RSUs Granted | | Total Value of Grants ($) [1] |
	LTIP Target	PSUs	RSUs	$	Units (#)	$	Units (#)	
Mahoney [2]	400%	280%	120%	522,795	47,527	224,055	20,369	746,850
Mahoney (One Time Sign On)	-	-	-	1,799,996	163,636	-	-	1,799,996
Dhindsa [3]	200%	100%	100%	413,123	44,942	413,123	44,942	826,246
Dhindsa [3] (Interim CEO)		50%		206,552	22,470			206,552
Stewart	180%	90%	90%	417,151	44,425	417,151	44,425	834,302
Pyle	70%	35%	35%	176,748	18,823	176,748	18,823	353,496
Meineri	150%	75%	75%	284,254	30,272	284,254	30,272	568,508

Notes:

(1) For the August 15, 2025 grants, the NYSE-based FMV was US$9.39 and the TSX-based FMV was CAD$12.85. For Mr. Mahoney's grants, units were determined using an FMV of US$11.00, based on the five-trading-day NYSE VWAP for September 22–26, 2025.

(2) Mr. Mahoney was appointed President and Chief Executive Officer effective September 29, 2025. His annual 2025 long-term incentive grant was prorated to reflect his service during the 2025 fiscal year.

(3) For Mr. Dhindsa, as a Canadian NEO, values have been converted to US dollars at the 2025 Average Exchange Rate.



2022 PSU Award Settlement in 2025

The PSU Plan uses overlapping three-year cycles to promote sustained performance. As disclosed in the 2024 Management Information Circular, following the acquisition of Exterran Corporation, the HRC Committee amended the performance measurement for the 2022 PSU grant to reflect post-acquisition priorities. While the grant continued to cliff vest over three years (settling in 2025), the active performance measurement period shifted to the two full fiscal years 2023 and 2024, so that targets remained relevant, measurable, and in-line with the Company's near-term strategic priorities of integration, operational efficiency, and debt reduction.

Performance was measured against cumulative Adjusted EBITDA and year-end Net Debt, both adjusted for items approved by the HRC Committee. Based on performance results, the HRC Committee recommended, and the Board approved, vesting with a performance factor of 143% on the original granted units plus dividend equivalents. PSU awards vested in August 2025.

NEO	Amount Granted [1]		Dividends Earned (#)	Total Accumulated (#)	Total Vested after Performance Factor (#)	Payout (CAD)
	$	#				
Stewart	$438,444	69,705	2,606	72,311	103,405	$1,328,754
Pyle	$151,023	24,010	898	24,908	35,618	$457,691
Meineri	$311,782	49,568	1,852	51,420	73,531	$944,873

Note:

(1) As this award was granted and settled based on the Enerflex common share price on the TSX, the grant-date fair value was CAD.$6.29 and the vesting-date fair value was CAD.$12.85. Accordingly, all amounts for this award are presented in Canadian dollars.

The Board may exercise discretion in awarding PSUs, and where performance goals are not met, may either increase or decrease awards on a discretionary basis. The Board has not exercised this discretion since the inception of the plan in 2013.

2025 RSU Settlement

In 2025, three RSU tranches (relating to the 2022, 2023, and 2024 grants) vested. The FMV of the 2022 RSU grant was CAD $6.29; the FMV of the 2023 RSU grant was CAD $8.40 / USD $6.24; and FMV of the 2024 RSU grant was CAD $8.00 / USD $5.88. The FMV at the 2025 vesting date was CAD $12.85 / USD $9.39 based on the volume-weighted average trading price over the five trading days immediately preceding the vesting date. The vesting RSU grants were settled as follows:



NEO	Units Granted			Dividends Earned (#)	Total Units (#)	Vested prior to 2025 (#) [1]	Vested in 2025 (#)	Settled in Shares or Cash		
	2022	2023	2024					$ [2]	#	$
Dhindsa [3]			85,219	1,148	86,367	5,523	28,808	$273,424	14,979	-
Stewart [4]	69,705	56,971	68,878	3,889	199,443	66,501	66,887	-		$626,081
Pyle [4]	24,010	23,558	25,765	1,459	74,792	24,231	25,078	-		$235,105
Meineri [4]	49,568	42,067	46,939	2,776	141,350	47,811	47,410	$454,631	35,633	-

Notes:
(1) Includes vested RSUs and vested dividends.
(2) The dollar value reflects vested units (before taxes), multiplied by the stock purchase price on the open market, as appropriate, and converted to US dollars using the 2025 Average Exchange Rate. In the case of Mr. Meineri, his actual exchange rate of $USD 1.000 = CAD $1.3806 is used to reflect his 2022 grant as taxable compensation. Common shares (less units withheld for taxes) are purchased on behalf of the NEO by an independent broker.
(3) Upon his appointment as Senior Vice President and Chief Financial Officer, Mr. Dhindsa received an RSU grant of 16,469 units with a FMV of CAD $7.59. The second tranche vested on August 15, 2025.
(4) Messrs. Stewart and Pyle elected to take their payments in cash. These values are pre-tax values based on a vesting price of CAD $12.85 and USD $9.39, as applicable. For the 2022 grant, an exchange rate of $USD 1.000 = CAD $1.3806 is used for Mr. Stewart. For Mr. Pyle, an average rate of AED 1.000 = CAD $0.3805 is used and then further converted to USD using the 2025 Average Exchange Rate.

RETIREMENT AND PENSION PROGRAMS

Enerflex provides two retirement savings programs to attract and retain employees and to support income at retirement:

➢ Pension plans through a DCPP in Canada and a 401(k)-matched savings plan in the U.S.A. (collectively, the "**DCP**"), open to eligible employees of Enerflex and certain of its subsidiaries; and

➢ SERP in Canada and the U.S.A., offered to key employees, including NEOs.

Enerflex maintains the DCP to provide periodic payments to eligible employees of Enerflex and certain of its subsidiaries after retirement and until death. Each NEO participates in the DCP substantially on the same terms as all eligible employees of Enerflex.

Under the terms of each DCP, contributions totaling 5 percent of pensionable earnings are made into an account for each employee who does not participate in the SERP. For executives, including NEOs, participating in the SERP, the contributions made to each employee's account total 10 percent of pensionable earnings plus an amount equal to 10 percent of the lesser of the actual or target payout under the STI Plan. Within the DCP, Enerflex makes a specified number of investment options available. Enerflex contributes to the DCP up to the limits permitted under a DCPP or 401(k) Plan, as applicable.

The SERP was designed to complement the DCP where *Income Tax Act* (Canada) rules and *Internal Revenue Code* (USA) rules limit the amount of money that can be contributed annually to a registered pension plan on the employee's behalf. Interest income for any particular year is credited to each individual's supplementary account at the end of each fiscal year, based on a rate equivalent to the lesser of: (a) the prior year's annual rate of increase in the Canadian consumer price index plus 4 percent; and (b) 9 percent, multiplied by the beginning account balance for such year. Enerflex's contributions vest after two years of participation in the SERP.



As the annual rate of increase in the Canadian consumer price index in the 2025 fiscal year was 2.4 percent, the applicable rate applied to the account balance for the year was 6.4 percent. Total 2025 SERP contributions provided to the NEOs (excluding Mr. Pyle who is not eligible to participate), including interest earned, were $426,329. The accrued liability under the SERP for the NEOs is $1,714,123 as of December 31, 2025. The Canadian participant values have been converted to US dollars using the 2025 Average Exchange Rate.

2025 Pension Plan Benefits

The following table sets forth the pension benefits for the NEOs under the DCP and/or SERP as of December 31, 2025:

NEO	Accumulated Value at the Start of the Year [1] ($)	Compensatory [2] ($)	Accumulated Value at the End of the Year [3] ($)
Mahoney [4]	-	31,416	43,067
Dhindsa [5]	68,890	79,341	167,265
Stewart	1,175,280	126,870	1,438,518
Pyle [6]	684,200	81,747	765,947
Meineri	612,908	78,383	805,133
Rossiter [7]	2,226,107	14,734	-
Ladouceur [8]	18,484	10,966	45,114

Notes:

(1)   Accumulated value of DCPP or 401(k) plus SERP balance (including interest) at the start of 2025, converted to US dollars at the exchange rate on December 31, 2024 of USD $1.0000 = CAD $1.4389.

(2)   2025 DCPP, 401(k), and SERP employer contributions plus interest. For Messrs. Dhindsa, Rossiter, and Ladouceur contributions are converted from CAD using the 2025 Average Exchange Rate.

(3)   Converted to US dollars at the exchange rate on December 31, 2025 of USD $1.0000 = CAD $1.3706. Accumulated value includes investment gains and losses.

(4)   Mr. Mahoney was appointed President and Chief Executive Officer effective September 29, 2025.

(5)   Mr. Dhindsa served as Interim President and Chief Executive Officer from March 19, 2025 to September 28, 2025. Prior to this interim role, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer, a role he reassumed effective September 29, 2025.

(6)   Mr. Pyle's accumulated values reflect DSU grants in lieu of participation in the SERP. As an Australian citizen on expatriate assignment in the U.A.E., where a pension plan arrangement does not exist, the Company provided DSU grants equal to 9.25% of his actual 2025 salary plus STIP. His contribution is also excluded from the SERP totals referenced above under *Retirement and Pension Programs*.

(7)   Mr. Rossiter ceased to serve as President and Chief Executive Officer effective March 19, 2025.

(8)   Mr. Ladouceur served as Interim Chief Financial Officer from March 19, 2025 to September 28, 2025.

BENEFITS AND PERQUISITES

Enerflex provides executive benefits and perquisites to NEOs within a competitive total compensation package. The perquisites provided to the NEOs consist of an executive medical benefits allowance, financial and legal consulting services, life insurance premiums, automobile allowances and associated expenses, and club membership dues (the value of all, except for the medical benefits, is included in the relevant executive's taxable income as required). These perquisites and benefits do not represent a significant portion of the NEOs' compensation packages. Further, such perquisites are limited in amount and have restricted eligibility. For specific details, please refer to the "*Summary Compensation Table*".



NAMED EXECUTIVE OFFICER PROFILES

The following profiles for each current NEO provide a summary of total direct compensation awarded in 2024 and 2025, as of December 31, 2025.



Paul Mahoney

President and Chief Executive Officer

Houston, Texas, U.S.A.

Age: 61

Years of Service: 0

Education / Credentials:
➢ Bachelor of Science – Physics and Electrical Engineering from the University of Buffalo
➢ MBA – Albers School of Business and Economics at Seattle University

Paul Mahoney was appointed President and Chief Executive Officer effective September 29, 2025. In this role, Mr. Mahoney is responsible for advancing Enerflex's strategic priorities and long-term shareholder value creation. He is a seasoned executive with a distinguished record of leading global organizations across the industrial and energy sectors. He brings deep expertise in strategy development, execution, and operational leadership, along with a proven ability to cultivate high-performing cultures that drive sustainable growth.

Throughout his career, Mr. Mahoney has held progressively senior leadership roles spanning engineering, business development, and executive management, with a consistent focus on delivering technically differentiated solutions for industrial sectors directly supporting energy production and energy-related materials.

From 2018 to 2025, Mr. Mahoney served as Group President, Production & Automation Technologies at ChampionX Corporation, where he led a global portfolio of production technologies serving the upstream and midstream oil and gas markets. Prior to that, he was President, Artificial Lift at Dover Corporation, overseeing a global business focused on engineered solutions and operational excellence.

2025 Performance

Mr. Mahoney joined Enerflex in late September 2025 and assumed leadership during the fourth quarter, concluding a year marked by improved operating and financial performance for the Company. In his initial months, he focused on sustaining business momentum, reinforcing operational execution, and aligning leadership around the Company's near-term priorities, including profitability enhancement, disciplined growth, and free cash flow generation.

Under his early tenure, and with the support of the EMT, Enerflex delivered strong fourth quarter results, including adjusted EBITDA of $123 million and record free cash flow of $141 million, supported by project execution, improved collections, and working capital recovery. Mr. Mahoney also drove the strategic planning for 2026, emphasizing the leverage of Enerflex's leading positions in core markets, continued operational discipline, and a clear focus on sustained shareholder value creation.



Compensation Component	2025 ($)
Cash	
Base Salary	186,712
Short-Term Incentive	312,743
Total Cash Compensation	**$499,455**
Value of Equity as of Award Date [1]	
PSUs	2,322,795
RSUs	224,055
Total Equity Awarded	**2,546,849**
Total Direct Compensation	**$3,046,305**





Preet S. Dhindsa

Senior Vice President and Chief Financial Officer, Former Interim President and Chief Executive Officer

Calgary, Alberta, Canada

Age: 60

Years of Service: 2

Education / Credentials:
➢ Bachelor of Science – Mathematics and Statistics from Western University
➢ Graduate Diploma in Accounting from Wilfrid Laurier University
➢ Chartered Professional Accountant and Chartered Director

Preet S. Dhindsa served as Interim President and Chief Executive Officer from March 19, 2025 to September 28, 2025. Prior to this interim role, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer, a role he reassumed effective September 29, 2025.

In his role as Interim President and Chief Executive Officer, Mr. Dhindsa was responsible for Enerflex's value creation and global growth strategy across Enerflex's regions and through its three operating segments: Energy Infrastructure, After-Market Service, and Engineered Systems. Together with the EMT, he concentrated on sustainable growth opportunities. In his role as Chief Financial Officer, Mr. Dhindsa is accountable for financial reporting, treasury, tax, internal audit, SOx, corporate development, and capital markets activities, in addition to supporting Enerflex's strategic and capital allocation decisions.

Mr. Dhindsa is a seasoned financial leader with more than 25 years of experience, primarily in the energy and financial services industries. Mr. Dhindsa joined Enerflex on October 13, 2023, serving first as Interim Chief Financial Officer before being appointed Senior Vice President and Chief Financial Officer effective March 1, 2024. Prior to joining Enerflex, Mr. Dhindsa served as Executive Vice President and Chief Financial Officer at ENMAX Corporation, a regulated utility with energy generation and retail lines of business. Prior thereto, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer, Global Banking & Markets (GBM), at Scotiabank, leading international finance teams. Mr. Dhindsa began his career as a professional accountant with KPMG.

2025 Performance

Mr. Dhindsa served as Interim President and Chief Executive Officer for more than six months in 2025, while continuing to provide steady leadership as CFO before and after the interim appointment. During his tenure as Interim President and Chief Executive Officer, he ensured continuity of strategic execution across regions and operating segments, while maintaining a clear and disciplined focus on profitability, cash generation, and capital allocation.

In his role as SVP and CFO, Mr. Dhindsa led critical balance sheet and capital markets initiatives that strengthened the Company's financial flexibility, including the successful refinancing of the 2027 Notes with longer-dated 2031 Notes, which is expected to lower annual interest costs and improve tax efficiency. He also supported the Company's progress in reducing leverage, with the Bank-adjusted Net Debt to EBITDA Ratio declining to approximately 1.0x at year-end, while balancing growth investment with direct shareholder returns through dividends and share repurchases under the NCIB. Through his leadership, Enerflex entered 2026 with improved financial resilience and increased capacity to pursue disciplined, value-accretive growth opportunities.



Compensation Component	2025 ($) [2]	2024 ($)	Variance from 2024
Cash			
Base Salary	413,120	328,948 [3]	26%
Short-Term Incentive	435,439	388,583	12%
Total Cash Compensation	**848,559**	717,531	**18%**
Value of Equity as of Award Date [1]			
PSUs	619,680	482,867	28%
RSUs	413,120	482,867	-14%
Total Equity Awarded	**1,032,799**	965,734	**7%**
Total Direct Compensation	**1,881,358**	$1,683,265	**11.8%**





Gregory Stewart

President, USA Region

Houston, Texas, U.S.A.

Age: 62

Years of Service: 17

Education / Credentials:

➤ Master of Business Administration with specialization in Information Systems and a Bachelor of Arts – French, from McMaster University
➤ Bachelor of Business Administration from Brock University
➤ Diplôme d'Études Françaises from Université de Franche-Comté
➤ Chartered Director accreditation from McMaster University

As President, USA Region, Greg Stewart is responsible for overseeing and providing strategic and operational leadership in the USA region. He is responsible for business development in that market and is tasked with growing Enerflex to meet the demands of the global oil and natural gas industries from both a products and services perspective. Prior to his appointment to President, USA Region, Mr. Stewart was Enerflex's EVP, Corporate Services and Chief Information Officer.

2025 Performance

As President, USA Region, Mr. Stewart provided strategic and operational leadership across Enerflex's largest market, with a strong focus on commercial growth, operational execution, and high-quality service delivery to meet customer demand. Under his leadership, in 2025, the U.S. contract compression business delivered strong performance, supported by stable fleet utilization of approximately 95%. Enerflex also expanded its marketed fleet by 13% over the year, reflecting disciplined, customer-backed growth capital deployment.

Mr. Stewart further strengthened relationships with key upstream and midstream client partners, particularly in the Permian Basin, driving multiple orders for large-scale compression and processing equipment. These results underscore continued progress in expanding Enerflex's U.S. market leadership while balancing growth investment with operational discipline, execution excellence, and financial performance.

Compensation Component	2025 ($)	2024 ($)	Variance from 2024
Cash			
Base Salary	463,500	450,000	3%
Short-Term Incentive	451,900	490,600	-8%
Total Cash Compensation	**915,400**	940,600	**-3%**
Value of Equity as of Award Date [(1)]			
PSUs	417,150	405,000	3%
RSUs	417,150	405,000	3%
Total Equity Awarded	**834,300**	810,000	**3%**
Total Direct Compensation	**$1,749,700**	1,750,600	**Nil**





Phil Pyle

President, Eastern Hemisphere

Abu Dhabi, UAE

Age: 60

Years of Service: 11

Education / Credentials:
➢ Master of Business Administration from University of New England
➢ Bachelor of Mechanical Engineering from University of Western Australia

As President, Eastern Hemisphere, Phil Pyle leads Enerflex's operations in Europe, Middle East, Africa, and Asia Pacific. He is a key member of the executive team and is tasked with the strategic growth and development of the international business to meet the demands of the global energy industry. Mr. Pyle brings more than 36 years of extensive international operations and leadership experience in the industry.

2025 Performance

Mr. Pyle led Enerflex's Eastern Hemisphere operations through a year that demanded consistent execution, responsiveness to customer requirements, and the successful delivery of complex projects across diverse markets. In 2025, the region contributed to consolidated performance through stable operational delivery and demonstrated strong capability in complex brownfield work, including a fast-track modification project in Oman to accommodate a new high-CO_2 inlet gas stream. The project was delivered within a compressed 20-week timeline and without operational disruption or safety incidents. This performance reinforces Enerflex's value proposition in safety, reliability, and technically complex project execution across its core international markets. Mr. Pyle also supported the Company's broader focus on operational discipline and the expansion of its recurring revenue foundation, helping sustain regional performance while positioning the Eastern Hemisphere for continued demand in natural gas and power-related infrastructure.

Compensation Component	2025 ($)	2024 ($)	Variance from 2024
Cash			
Base Salary	505,000	505,000	0%
Short-Term Incentive	467,400	430,400	9%
Total Cash Compensation	**972,400**	935,400	**4%**
Value of Equity as of Award Date [1]			
PSUs	176,750	151,500	17%
RSUs	176,750	151,500	17%
Total Equity Awarded	**353,500**	303,000	**17%**
Total Direct Compensation	**$1,325,900**	1,238,400	**7.1%**





Mauricio Meineri

President, Latin America

Houston, Texas, U.S.A.

Age: 56

Years of Service: 10

Education / Credentials:
 ➢ Chemical Engineering graduate from Universidad Nacional del Comahue

As President, Latin America, Mauricio Meineri is responsible for driving the growth of Enerflex's Latin American business, charged with ensuring alignment of Enerflex's core business offerings across the energy value chain – including expanding Energy Infrastructure, executing Build-Own-Operate-Maintain projects, and providing first-class After-Market Services. Mr. Meineri is a strategic leader with more than 30 years of expertise in the natural gas industry across Latin America, including working for key producers such as YPF and Petrobras. Prior to his appointment as President, Latin America, Mr. Meineri was the region's Vice President of Operations.

2025 Performance

As President, Latin America, Mr. Meineri drove operational execution across Enerflex's core offerings, focused on aligning solutions across infrastructure, Build-Own-Operate-Maintain projects, and after-market services to address evolving customer needs. In 2025, he emphasized disciplined execution and service quality to support recurring revenue and long-term customer relationships across the region's natural gas value chain.

His leadership advanced the Company's broader objectives of sustainable growth and improved returns, while maintaining a strong focus on margin and cash discipline in a market characterized by variability in customer investment cycles and project timing. Through this balanced approach, Mr. Meineri helped strengthen Enerflex's regional platform while positioning the Latin America business for continued, resilient performance.

Compensation Component		2025 ($)	2024 ($)	Variance from 2024
Cash				
	Base Salary	379,000	368,000	3%
	Short-Term Incentive	386,600	335,200	15%
	Total Cash Compensation	**765,600**	703,200	**9%**
Value of Equity as of Award Date [(1)]				
	PSUs	284,250	276,000	3%
	RSUs	284,250	276,000	3%
	Total Equity Awarded	**568,500**	552,000	**3%**
Total Direct Compensation		**1,334,100**	1,255,200	**6.3%**

Notes:

(1) The values shown for the PSUs and RSUs represent the cash values (derived from a percentage of base pay) that was awarded to each NEO in 2025 and does not include dividends earned as a result of dividend reinvestment. The "*Summary Compensation Table*" calculates Share-based awards based on the fair value as of the grant date.

(2) The Base Salary, Short-Term Incentive, and Equity Awards of Mr. Dhindsa have been converted to US dollars at the 2025 Average Exchange Rate.

(3) Mr. Dhindsa's 2024 salary reflects a prorated value based on his March 1, 2024 start date.



PERFORMANCE RELATIVE TO THE TSX COMPOSITE INDEX AND THE NYSE COMPOSITE

The following graph compares the cumulative TSR for $100 invested in Enerflex common shares, assuming the Enerflex common shares have been traded on the TSX from January 1, 2021 to December 31, 2025 and the reinvestment of all dividends, with the cumulative total return of $100 tracking the S&P/TSX Composite Index:



From January 1, 2021 until December 31, 2025, assuming reinvestment of all dividends, cumulative TSR for Enerflex common shares was approximately 243 percent as compared to a cumulative total return for the TSX Composite Index of 82 percent over the same period.

On October 13, 2022, Enerflex was listed on the New York Stock Exchange under trading symbol "EFXT".





From October 13, 2022 (the date on which Enerflex common shares were listed on the NYSE) until December 31, 2025, assuming reinvestment of all dividends, cumulative TSR for Enerflex common shares was approximately 222 percent as compared to a cumulative total return of 58 percent on the NYSE Composite over the same period.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation provided by Enerflex or a subsidiary thereof to each NEO for the 2023, 2024, and 2025 fiscal years.

NEO / Year	Salary ($)	Share-Based Awards [1] ($)	Option-Based Awards [2] ($)	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)	Pension Value ($)	All Other Compensation [3] ($)	Total Compensation ($)
Paul Mahoney, President and Chief Executive Officer								
2025	186,712	2,546,852	-	312,743	-	31,416	33,089	3,110,813
Preet S. Dhindsa, Senior Vice President and Chief Financial Officer [4] [5]								
2025	413,120	1,032,798	-	435,439	-	79,341	360,830	2,321,528
2024	328,948	965,734	-	388,583	-	61,022	130,351	1,874,638
2023	0	0	-	0	-	0	149,510	149,510
Greg Stewart, President, U.S.A.								
2025	463,500	834,302	-	451,900	-	126,870	37,287	1,913,858
2024	450,000	810,892	-	490,600	-	111,563	0	1,863,055
2023	395,000	710,998	-	383,350	-	104,139	0	1,593,487
Phil Pyle, President, Eastern Hemisphere								
2025	505,000	353,496	-	467,400	-	81,747	238,821	1,646,463
2024	505,000	303,328	-	430,400	-	81,747	239,677	1,560,152
2023	490,000	294,004	-	456,200	-	79,319	265,334	1,584,856
Mauricio Meineri, President, Latin America								
2025	379,000	568,508	-	386,600	-	78,383	33,490	1,445,982
2024	368,000	552,607	-	335,200	-	65,207	0	1,321,014
2023	350,000	524,996	-	326,850	-	68,288	0	1,270,134
Marc Rossiter, Former President and Chief Executive Officer [4] [6]								
2025	129,941	0	-	0	-	14,734	8,894,606	9,039,281
2024	608,055	2,432,220	-	998,712	-	200,089	36,695	4,275,772
2023	608,055	3,147,578	-	608,055	-	193,028	0	4,556,716
Joe Ladouceur, Vice President, Treasury, Tax & Insurance [4] [7]								
2025	219,544	219,541	-	112,848	-	10,966	241,483	804,381
2024	194,886	0	-	140,842	-	8,928	0	344,656

Notes:

(1) This column aggregates the theoretical expected value of PSUs, DSUs, and RSUs. The value of the PSU, DSU, and RSU awards (collectively the "share-based awards") is calculated as the sum of the applicable grant date fair value of each share-based award. The determination of fair value for share-based awards is consistent with the accounting treatment of share-based awards. This column does not include STIP DSU elections (these are set out under the column "Annual Incentive Plans"). The grant date fair value is calculated by multiplying the number of share-based awards by the FMV as of the grant date.

(2) No option grants have occurred since 2021.



(3)   The amounts reported under the column "All Other Compensation" paid to the NEOs in 2025 include but are not limited to the following:

    (i)   Mr. Mahoney: $13,680 in legal expenses; $5,301 automobile allowance; $10,000 medical allowance; and $4,108 memberships.

    (ii) Mr. Dhindsa: $11,589 automobile allowance; $5,766 for tax assistance; and $2,757 memberships. Additionally, Mr. Dhindsa received $318,940 in acting pay for his role as Interim President and Chief Executive Officer and received $21,457 in legal support for his US visa application and $321 for other expenses.

    (iii) Mr. Stewart: $16,200 automobile allowance; $10,000 medical allowance; and $11,087 for tax support.

    (iv) Mr. Pyle: $38,538 vehicle allowance; $9,994 medical allowance; $9,995 financial planning/legal allowance; $9,803 memberships; and $170,491 location-related allowances (due to his expatriate assignment).

    (v)   Mr. Meineri: $16,200 automobile allowance; $10,000 medical allowance; $7,010 financial planning/legal allowance; and $280 for other expenses.

    (vi) Mr. Rossiter: $8,885,234 reflects payments and benefits made as calculated under the terms of his employment agreement and the applicable equity plan text; additional amounts include a $2,559 automobile allowance and $6,813 financial planning/legal allowance for the portion of 2025 during which he was employed.

    (vii) Mr. Ladouceur received acting pay during his role as Interim Chief Financial Officer in the amount of $241,483.

(4)   Unless otherwise stated, Canadian dollar compensation for Messrs. Rossiter, Dhindsa, and Ladouceur has been converted to US dollars. To remove the impact of currency fluctuation, the 2025 Average Exchange rate has been used in converting Canadian dollar compensation to US dollars for 2023, 2024, and 2025.

(5)   Mr. Dhindsa served as Interim President and Chief Executive Officer from March 19, 2025 to September 28, 2025. Prior to this interim role, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer, a role he reassumed effective September 29, 2025.

(6)   Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025.

(7)   Mr. Ladouceur served as Interim Chief Financial Officer from March 19, 2025 to September 28, 2025.

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

In the following table, reflecting outstanding awards at the end of 2025, Share-based awards refer to PSUs, DSUs, and RSUs. Option-based awards include all unexercised Options and unvested phantom stock equivalents, or PSEs, as applicable.

Paul Mahoney, President and Chief Executive Officer				
Option-Based Awards				
Grant Date	Securities [1] (#)	Exercise Price [2] (CAD $)	Expiration Date	Value of In-the-Money Unexercised Options [3] (USD $)
-	-	-	-	-
Share-Based Awards				
Unvested Units [4] (#)	Market / Payout Value of:			
	Unvested [5] ($)		Vested Not Paid Out [6] ($)	
232,048	3,580,501		-	



Preet S. Dhindsa, Senior Vice President and Chief Financial Officer				
Option-Based Awards				
Grant Date	Securities [1] (#)	Exercise Price [2] (CAD $)	Expiration Date	Value of In-the-Money Unexercised Options [3] (USD $)
-	-	-	-	-
Share-Based Awards				
Unvested Units [4] (#)	Market / Payout Value of:			
	Unvested [5] ($)		Vested Not Paid Out [6] ($)	
252,071	3,891,597		0	

Greg Stewart, President U.S.A Region				
Option-Based Awards [7]				
Grant Date	Securities [1] (#)	Exercise Price [2] (CAD $)	Expiration Date	Value of In-the-Money Unexercised Options [3] (USD $)
16-Aug-21	13,996	$7.85	15-Aug-28	917,182
17-Aug-20	-	$5.51	15-Aug-27	
19-Aug-19	144,313	$13.74	15-Aug-26	
Share-Based Awards				
Unvested Units [4] (#)	Market / Payout Value of:			
	Unvested [5] ($)		Vested Not Paid Out [6] ($)	
284,668	4,392,427		554,010	

Phil Pyle, President, Eastern Hemisphere				
Option-Based Awards – Phantoms				
Grant Date	Securities [1] (#)	Exercise Price [2] (CAD $)	Expiration Date	Value of In-the-Money Unexercised Options [3] (USD $)
16-Aug-21	9,886	$7.85	15-Aug-28	451,526
17-Aug-20	6,971	$5.51	15-Aug-27	
19-Aug-19	50,968	$13.74	15-Aug-26	
Share-Based Awards				
Unvested Units [4] (#)	Market / Payout Value of:			
	Unvested [5] ($)		Vested Not Paid Out [6] ($)	
114,015	1,759,251		1,473,707	



Mauricio Meineri, President, Latin America				
Option-Based Awards [7]				
Grant Date	**Securities** [1] **(#)**	**Exercise Price** [2] **(CAD $)**	**Expiration Date**	**Value of In-the-Money Unexercised Options** [3] **(USD $)**
16-Aug-21	2,641	$7.85	15-Aug-28	93,480
17-Aug-20	-	$5.51	15-Aug-27	
19-Aug-19	12,530	$13.74	15-Aug-26	
Share-Based Awards				
Unvested Units [4] **(#)**		**Market / Payout Value of:**		
		Unvested [5] **($)**	**Vested Not Paid Out** [6] **($)**	
198,464		3,062,300	0	

Joe Ladouceur, Vice President, Treasury, Tax and Insurance				
Option-Based Awards				
Grant Date	**Securities** [1] **(#)**	**Exercise Price** [2] **(CAD $)**	**Expiration Date**	**Value of In-the-Money Unexercised Options** [3] **(USD $)**
-	-	-	-	-
Share-Based Awards				
Unvested Units [4] **(#)**		**Market / Payout Value of:**		
		Unvested [5] **($)**	**Vested Not Paid Out** [6] **($)**	
34,015		525,140	-	

Notes:

(1) Includes the number of securities underlying unexercised Options.

(2) For Option or PSE grants, the exercise price is the FMV immediately preceding the date of grant. These grants were made in Canadian dollars on the TSX.

(3) Calculated using the difference between the exercise price of the Options and CAD $21.16 (being the closing price of Enerflex common shares on the TSX on December 31, 2025), converted to US dollars using the December 31, 2025 exchange rate of USD 1.0000 = CAD 1.3706.

(4) Includes the number of share-based unvested awards, reflecting all awarded PSUs and RSUs held by NEOs as of December 31, 2025. PSUs do not vest until 2026, 2027, or 2028, as applicable.

(5) The RSUs granted in 2023, 2024, and 2025 vest in three equal tranches on the anniversary of the grant date. For PSUs and RSUs granted in 2022, 2023, and 2024, the values were calculated using $15.43 (being the closing price of Enerflex common shares on the NYSE on December 31, 2025). For Mr. Dhindsa, the TSX closing price on December 31, 2025 of $21.16 is used and then converted using the December 31, 2025 exchange rate of USD 1.0000 = CAD 1.3706. For the PSUs, performance is assumed to be at target for all three years.

(6) Includes the number of share-based vested awards that are not paid out or distributed. The amounts reflect the value of all accumulated DSUs as of December 31, 2025, using $15.43 (being the closing price of Enerflex common shares on the NYSE on December 31, 2025). For DSUs granted in CAD, the TSX closing price on December 31, 2025 of $21.16 is used and then converted using the December 31, 2025 exchange rate of USD 1.0000 = CAD 1.3706.

(7) During 2025, Mr. Stewart exercised 75,721 options and Mr. Meineri exercised 12,184 options.



INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth information regarding the value of vested Option-based awards, share-based awards, and non-equity incentive plan compensation for each of the NEOs in 2025:

NEO	Value Vested During the Year [1]		
	Option-Based Awards [2] ($)	Share-Based Awards [3] ($)	Non-Equity Incentive Plan Compensation [4] ($)
Paul Mahoney [5]	-	-	$312,743
Preet S. Dhindsa [6]	-	273,424	$435,439
Greg Stewart	162,140	1,593,572	$451,900
Phil Pyle	57,266	655,057	$467,400
Mauricio Meineri	29,092	1,138,745	$386,600
Marc Rossiter [7]	-	5,717,514	-
Joe Ladouceur [8]	-	45,760	$112,848

Notes:

(1)   Awards or compensation that was granted or paid in Canadian dollars has been converted to US dollars at the 2025 Average Exchange Rate.

(2)   Calculated on the assumption that all Options and PSEs (granted in CAD) that vested in 2025 were exercised on their respective vesting dates. If the vesting date was a holiday, the closing price of Enerflex common shares on the nearest preceding trading day was used. The market open price for Options that vested on August 15, 2025, was CAD $13.20. All Options and PSEs vesting in 2025 were in- the- money.

(3)   Reflects the value of vested PSU and RSU awards. The RSUs were settled cash or in Enerflex common shares purchased on the open market. Also includes any DSU awards and notional dividends accumulated in 2025, based on the closing price of Enerflex common shares on the TSX or NYSE, as the case may be, on the vesting date. For the notional dividends accumulated, the closing price on the applicable dividend payment date and stock exchange was used. Mr. Rossiter's payment was paid in cash and excludes any DSU dividends.

(4)   Awards earned under the STIP in 2025. The award is paid in 2026. No NEO elected to receive their 2025 STIP awards in DSUs.

(5)   Mr. Mahoney was appointed to the Board effective September 29, 2025.

(6)   Mr. Dhindsa served as Interim President and Chief Executive Officer from March 19, 2025 to September 28, 2025. Prior to this interim role, Mr. Dhindsa served as Senior Vice President and Chief Financial Officer, a role he reassumed effective September 29, 2025.

(7)   Mr. Rossiter ceased to serve as President and Chief Executive Officer as of March 19, 2025. The amount reported in the Share-Based Awards column reflects the cash-settled value of PSU and RSU awards that vested or became payable in connection with his cessation of employment, calculated in accordance with the terms of his employment agreement and the applicable equity plan text. He did not receive DSU dividends in 2025.

(8)   Mr. Ladouceur served as Interim Chief Financial Officer from March 19, 2025 to September 28, 2025, whereafter he returned to his role as Vice President, Treasury, Tax & Insurance.

PAYMENTS ON TERMINATION OTHER THAN IN CONNECTION WITH A CHANGE OF CONTROL

As a matter of good governance, Enerflex has entered into employment agreements with each of its NEOs, which include termination provisions outlining the severance payable when the executive's employment is terminated by Enerflex without cause and upon a Control Change. The provisions provide clarity of understanding, are aligned with industry standards for executives in similar positions, and mitigate the risk of egregious severance payments. Summaries of the foregoing, as of December 31, 2025, for the NEOs are as follows:



Termination without Cause	Termination with Cause	Retirement	Death
Base Salary			
Lump sum amount equal to 24 months annual salary for the CEO, or 18 months annual salary for the other NEOs, made within 10 days of the termination date.	Ends as of the termination date.	Ends as of the retirement date.	Ends as of the date of death.
Benefits			
Lump-sum amount equal to 15 percent of the amount payable under the base salary (24 months for the CEO and 18 months for the other NEOs) made within 10 days of the termination date as compensation for the loss of benefits.	Ends as of the termination date.	Ends as of the retirement date.	Ends as of the date of death. Certain benefits may be extended to eligible dependents.
Pension Plan			
The employee receives all employee and Enerflex contributions. Entitlement to participation ends as of the termination date, retirement date, or date of death, as the case may be.			
Perquisites			
Ends as of the termination date.		Ends as of the retirement date.	Ends as of the date of death.
DSU Plan			
DSUs are paid out within 60 days of the termination date.		DSUs are paid out no later than the last day of the calendar year following the year of retirement.	DSUs are paid out within 60 days of the date of death.
PSU Plan			
Pro-rated amount based on the proportion of the year completed since the last vesting date and on the actual performance measure achieved for the grant, if available. Vested PSUs are paid out within 60 days of the termination date.	Subject to Board discretion, all unvested PSUs are forfeited. Vested PSUs are paid out within 60 days of the termination date.	All unvested PSUs are forfeited unless the Board approves any accelerated vesting in accordance with the Retirement Policy. Vested PSUs are paid out within 60 days of the retirement date.	All unvested PSUs vest and are payable based on average performance measures for the period that has elapsed between the award date and the date of death.
Option Plan			
Ends as of the termination date and no payment is made. Vested options must be exercised within 90 days otherwise they are forfeited.	Ends as of the resignation date and no payment is made.	All unvested options are forfeited unless the Board approves any accelerated vesting in accordance with the Retirement Policy. Vested options are exercisable	Estate receives pro-rated amount based on proportion of the fiscal year completed as of the date of death.



Termination without Cause	Termination with Cause	Retirement	Death
		within 90 days of the retirement date.	
RSU Plan			
Pro-rated amount based on the proportion of the year completed since the last vesting date. Vested RSUs are paid out within 60 days of the termination.	Subject to Board discretion, all unvested RSUs are forfeited. Vested RSUs are paid out within 60 days of the termination date.	All unvested RSUs are forfeited, but the Board has discretion to approve a retirement bonus up to the value of the forfeited RSUs, in accordance with the Retirement Policy. Vested RSUs are paid out within 60 days of the retirement date.	Unvested RSUs fully vest and are paid out within 60 days of the date of death.
PSE Plan			
Unvested PSEs are forfeited as of the termination date. Vested PSEs are exercisable any time within 90 days of the resignation or termination date.	All units (vested and unvested PSEs) terminate immediately.	Unvested PSEs are forfeited and vested PSEs are exercisable any time within 90 days of the retirement date. For EMT participants, subject to conditions imposed by the Board, unvested PSEs fully vest on the second anniversary of the retirement date and are exercisable within 3 years of the retirement date.	Unvested PSEs fully vest and are exercisable at any time within 120 days of the date of death.
STI Plan			
Pro rata portion of the executive's target bonus for the year in which the date of termination occurs and, for the CEO, 2x the average annual bonus earned in the 24 months preceding the date of termination, and, for the other NEOs, 1.5x the average annual bonus earned by the executive in the 24 months preceding the date of termination. All payments are made within 10 days of the termination date.	Ends as of the termination date and no payment is made.	Ends as of the retirement date and no payment is made, but the Board has discretion to approve a retirement bonus in lieu of any current year STIP entitlements.	Estate receives pro-rated amount based on proportion of the fiscal year completed as of the date of death.

Note:

(1)   Any executive who is a US tax-payer is currently a specified person under section 409A of the United States Internal Revenue Code and may face a six-month delay in certain elements. If applicable, all final settlements will comply with legislation in effect at the time of settlement.



PAYMENTS ON TERMINATION AND IN CONNECTION WITH A CHANGE OF CONTROL

As defined in the executive employment agreements, a "Control Change" will occur:

(i) if an individual or group acquires securities of Enerflex or associated rights that attach voting rights sufficient to cast more than 35 percent of the votes to elect directors of Enerflex; or

(ii) if incumbent directors cease to constitute a majority of the Board of Enerflex; or

(iii) if Shareholders approve a transaction pursuant to which the Shareholders immediately prior to the transaction do not immediately after completion of the transaction hold shares entitling them to cast more than 50 percent of the votes attached to shares in the capital of the continuing corporation to elect directors of that corporation; or

(iv) in the event of a liquidation, dissolution, or winding up of Enerflex, or sale, lease, or other disposition of all or substantially all the assets of Enerflex (other than to a subsidiary or which does not result in a change in the ultimate Shareholders of Enerflex or such subsidiary).

Pursuant to the executive employment agreements:

➢ "Just Cause" for dismissal will arise in the event of willful failure to perform duties, willfully engaging in any act which is injurious to Enerflex, or willfully engaging in certain illegal acts.

➢ "Good Reason" will arise if Enerflex or its subsidiaries:

(i) materially reduces or modifies the executive's position, responsibilities, or authority, or the executive is effectively prevented from carrying out duties;

(ii) reduces any form of remuneration of the executive, adversely changes the basis upon which such remuneration is determined, or fails to increase remuneration in a manner consistent with policies prior to a Control Change;

(iii) fails to continue in effect any benefits, bonus, compensation plan, stock option plan or other purchase plan, life insurance, disability plan, pension plan, or retirement plan which the executive is participating in or entitled to participate in prior to the Control Change, or fails to take action or takes action which adversely affects these rights;

(iv) relocates the executive from the location of employment prior to the Control Change;

(v) takes action to deprive the executive of any material fringe or other benefit or entitlement enjoyed before the Control Change; or

(vi) breaches the employment agreement.

➢ "Disability" means an executive's failure to perform substantially his duties for Enerflex on a full-time basis for a period of six months out of any 18-month period where such inability is a result of a physical or mental illness or disability.

➢ "Retirement" means retirement by an executive the date on which they turn 65 years of age.



➢ "Change of Control Period" means the three-year period following a Control Change.

➢ A "Trigger Event" occurs where the executive's employment is terminated:

    (i) subsequent to a Control Change during the Change of Control Period; or

    (ii) prior to the date on which a Control Change occurs; and

    (iii) it is reasonably demonstrated that such termination was at the request of a third party who has taken steps reasonably calculated to effect a Control Change or otherwise arose in connection with or anticipation of a Control Change.

If a Trigger Event occurs and the executive's employment is terminated by Enerflex other than for Just Cause, Disability, Retirement, or death; or by the executive for Good Reason, the executive is entitled to the following payments by Enerflex, within 10 days of such termination:

    (i) the portion of the annual salary earned by or payable to the executive and other amounts that the executive is entitled to receive as of the date of termination;

    (ii) two times the sum of the annual base salary (the "**Two-Year Salary**");

    (iii) an amount equal to 15 percent of the Two-Year Salary, as compensation for the loss of benefits;

    (iv) an amount equal to the pro-rated portion of the annual bonus at target as of the date of termination;

    (v) an amount equal to two times the average annual bonus over the previous 24 months;

    (vi) equity security treatment in accordance with the applicable equity policies or plans of Enerflex as of the date of termination; and

    (vii) an amount on account of pension benefits to which they otherwise would have been entitled plus any pension benefits to which the executive would be entitled had their employment continued until the earlier of his/her normal retirement, death, or two years following the date of termination.

If a Trigger Event occurs and the executive's employment is terminated by Enerflex for Just Cause, or by the executive other than for Good Reason, Enerflex must pay the portion of the annual salary earned by or payable to the executive and other amounts that he/she is entitled to receive as of the date of termination.

If a Trigger Event occurs for reasons of Retirement, death, or Disability, the executive or their family shall be entitled to receive the applicable benefits in a manner consistent with and at least equal to those provided by Enerflex to senior executives as at such date of termination.

Under the PSU Plan, if a Trigger Event occurs and termination of employment was for any reason whatsoever other than death, Retirement, or Just Cause, the unvested outstanding PSU awards immediately vests (at 100 percent or such higher percent as may be determined by the Board). The Board also has discretion under this Plan to accelerate vesting of any or all outstanding PSUs upon the completion of a Control Change.

Under the RSU Plan, if a Trigger Event occurs and termination of employment was for any reason whatsoever other than death, Retirement, or Just Cause, all unvested RSUs immediately vest.



The Board also has discretion under the RSU Plan to accelerate the vesting of any or all outstanding RSUs upon the completion of a Control Change.

Under the Option Plan and under the PSE Plan, if a Trigger Event occurs and termination of employment was for any reason whatsoever other than death, Just Cause or voluntary resignation, all unvested Options and PSEs, respectively, immediately vest.

The following table, presented in US dollars, illustrates the incremental payments that would be received by each NEO under the specified circumstance. For the purposes of this table, the termination date and the date of the change of control event, as applicable, is assumed to be December 31, 2025, and the value of Enerflex common shares reflects the December 31, 2025 closing market price of CAD $21.16 in respect of grants awarded using a TSX FMV and USD $15.43 in respect of grants awarded using a NYSE FMV (converted to US dollars at the exchange rate on December 31, 2025 of USD $1.0000 = CAD $1.3706).



NEO	Change of Control and Termination ($)	Termination with Cause or Resignation	Termination without Cause [1] ($)	Retirement ($)
Paul Mahoney, President and CEO				
Severance	1,450,000 [5]	-	1,450,000 [5]	-
Bonus	2,370,750 [6]	-	2,370,750 [6]	-
Benefits and Pension	543,750 [7]	-	217,500 [10]	-
Option-Based Awards (unvested and accelerated) [2]	-	-	-	-
Share-Based Awards (unvested and accelerated) [3] [11]	3,580,501	-	400,192	-
Total Payment	**7,945,001**	**-**	**4,438,442**	**-**
Preet S. Dhindsa, Senior Vice President and Chief Financial Officer [4]				
Severance	842,697 [5]	-	632,023 [8]	-
Bonus	829,673 [6]	-	622,255 [9]	-
Benefits and Pension	285,087 [7]	-	94,803 [10]	-
Option-Based Awards (unvested and accelerated) [2]	-	-	-	-
Share-Based Awards (unvested and accelerated) [3] [11]	3,889,456	-	1,174,692	-
Total Payment	**5,846,912**	**-**	**2,523,773**	**-**
Greg Stewart, President, U.S.A Region				
Severance	927,000 [5]	-	695,250 [8]	-
Bonus	942,500 [6]	-	706,875 [9]	10,000 [12]
Benefits and Pension	392,789 [7]	-	104,287 [10]	-
Option-Based Awards (unvested and accelerated) [2]	135,916	-	-	135,916 [13]
Share-Based Awards (unvested and accelerated) [3] [11]	4,392,427	-	1,722,581	2,928,285 [13]
Total Payment	**6,790,632**	**-**	**3,228,994**	**3,074,201**
Phil Pyle, President, Eastern Hemisphere				
Severance	1,010,000 [5]	-	757,500 [8]	-
Bonus	897,800 [6]	-	673,350 [9]	5,000 [12]
Benefits and Pension	314,994 [7]	-	113,625 [10]	-
Option-Based Awards (unvested and accelerated) [2]	48,002	-	-	48,002 [13]
Share-Based Awards (unvested and accelerated) [3] [11]	1,759,251	-	689,806	1,172,834 [13]
Total Payment	**4,030,047**	**-**	**2,234,281**	**1,225,836**
Mauricio Meineri, President, Latin America				
Severance	758,000 [5]	-	568,500 [8]	-
Bonus	713,300 [6]	-	534,975 [9]	5,000 [12]
Benefits and Pension	270,466 [7]	-	85,275 [10]	-
Option-Based Awards (unvested and accelerated) [2]	25,647	-	-	25,643 [13]
Share-Based Awards (unvested and accelerated) [3] [11]	3,062,300	-	1,221,503	1,020,766 [13]
Total Payment	**4,829,712**	**-**	**2,410,252**	**1,051,410**



Notes:

(1) Includes termination without cause by Enerflex by the NEO but does not include any retirement that qualifies as normal or early retirement under the Retirement Policy.

(2) Includes the incremental value of "in-the-money" unvested Options and PSEs as of December 31, 2025, calculated using the closing price of an Enerflex common share on December 31, 2025. The in-the-money amount with respect to Options and PSEs is the positive difference (if any) of the closing price of an Enerflex common share on December 31, 2025, and the exercise price of the award. In the event of a Control Change and termination, all unvested Options and PSEs vest. For a termination with cause, all vested and unvested Options and PSEs are forfeited. For a termination without cause, unvested Options and PSEs are forfeited, and vested Options and PSEs must be exercised within 90 days.

(3) Includes the incremental value of all unvested PSU (valued at target) and RSU awards calculated by using the closing price of an Enerflex common share on December 31, 2025, in accordance with the applicable plan provisions.

(4) Mr. Dhindsa's Canadian dollar compensation has been converted to US dollars at the December 31, 2025 exchange rate of USD $1.0000 = CAD $1.3706.

(5) Equal to two times the annual base salary.

(6) An amount equal to two times the average annual bonus earned during the 24 months immediately preceding the date of termination, or, for service of fewer than 24 months, an equivalent amount determined using an equivalency methodology.

(7) Equal to 15 percent of two times the annual base salary as compensation for the loss of benefits plus the equivalent of any pension benefits to which the NEO would have been entitled had their employment continued for two years following the date of termination.

(8) Equal to 1.5 times the annual base salary pursuant to the Messrs. Dhindsa, Stewart, Pyle, and Meineri's employment agreements.

(9) Equal to 1.5 times the average bonus earned in the 24 months preceding the date of termination, pursuant to Messrs. Stewart, Pyle, and Meineri's employment agreements.

(10) Equal to 15 percent of the severance amount as compensation for the loss of benefits.

(11) In accordance with plan documents, in the case of a termination without cause, a prorated portion of the unvested RSUs and PSUs are vested, and the remaining units would be forfeited. The value shown is the incremental value of the prorated portion of these unvested RSUs and PSUs (valued at target). For a termination with cause, all unvested RSUs and PSUs are forfeited.

(12) Reflects the retirement bonus based on years of service, pursuant to the terms of the Retirement Policy. The amount of any retirement bonus for an executive officer is subject to discretion of the President and CEO. Messrs. Stewart, Pyle, and Meineri are the only NEOs whose retirement effective December 31, 2025, would qualify as an early retirement under the Retirement Policy. If Messrs. Mahoney and Dhindsa had retired effective December 31, 2025, their retirement would be treated as a resignation.

(13) Reflects the retirement vesting amount based on years of service pursuant to the terms of the Retirement Policy. Subject to the Board's approval, for Messrs. Stewart and Pyle two-thirds of his outstanding RSUs and PSUs, would vest, and the remaining units would be forfeited, and for Mr. Meineri, one-third of his outstanding RSUs and PSUs would vest, and the remaining units would be forfeited. Subject to Board's approval, the unvested Options/PSEs shall fully vest on the earlier of the original vesting date or the second anniversary of the date of retirement. The values shown are the incremental values of the RSUs, PSUs, Options, and PSEs as of December 31, 2025.



ADDITIONAL COMPENSATION PLAN INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of December 31, 2025, there were 424,498 Options outstanding under the Option Plan (representing approximately 0.3 percent of the issued and outstanding Enerflex common shares), the details of which are as follows:

Plan Category	# of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options ($)	# of Securities Remaining Available for Future Issuance Under Equity Compensation Plans [1]
Equity Compensation Plans Approved by Security Holders	424,498	$10.71	7,438,679
Equity Compensation Plans Not Approved by Security Holders	Nil	Nil	Nil
Total	**424,498**	**$10.71**	**7,438,679**

Note:

(1)   Excluding securities reflected in the total number of securities to be issued upon exercise of outstanding options.

ANNUAL BURN RATE

The annual burn rate for each security-based compensation arrangement for the three most recently completed fiscal years, expressed as a percentage, and calculated by dividing the number of awards granted under the arrangement during the applicable fiscal year by the weighted average number of Enerflex common shares outstanding for the applicable fiscal year, is set forth in the following table:

Security-Based Compensation Arrangement	2025	2024	2023
Option Plan	0%	0%	0%

STOCK OPTION PLAN

History and Amendments

The Option Plan was approved by the Shareholders on April 16, 2014. On December 6, 2017, the Board amended and restated the Option Plan to clarify the treatment of Options when an EMT participant retires as a "good leaver". The good leaver provision provides that if before the expiry of an Option in accordance with the terms thereof, an EMT participant retires with Board approval in accordance with the Enerflex Retirement Policy, unvested Options will fully vest by the second anniversary of the retirement date, subject to any conditions imposed by the Board in connection with the retirement, and are exercisable until the third anniversary of the retirement date, subject to any conditions imposed by the Board in connection with the retirement. On February 21, 2020, the Board further amended and restated the Option Plan to: (a) remove the 1 percent annual cap on Option grants; (b) make housekeeping changes to remove references to the legacy 2011 option plan (as there are no further Options outstanding under that plan), and to clarify the wording of the eligibility and amendment provisions (without amending the substance of those provisions); and (c) replenish



and increase the fixed maximum number of Enerflex common shares available for Options granted under the Option Plan (which increase was approved by the Shareholders on May 8, 2020). No option grants have occurred since 2021. The following outlines the Option Plan provisions:

Provision	Option Plan
Administration	The Board administers the Option Plan.
Eligible Participants	Officers and other key full-time employees. Non-employee directors are not eligible to participate.
Exercise Price	The exercise price is fixed by the Board at the time a grant of Options is approved and shall be equal to the FMV as of the date determined by the Board.
Vesting	Vesting provisions are as determined by the Board.
Granting and Exercising During a Blackout Period	If an expiry date of any Option falls within any blackout period, then the expiry date of such Option is extended to the ten business days after the date that any blackout period ends.
Change of Control	The unexercised Options will become vested in circumstances where the participant's employment is terminated in connection with a Control Change (as defined in the Option Plan).
Assignment	Options may not be assigned but may be exercised by the legal representative or estate of the recipient.
Termination Provisions	When a participant ceases to be a director, officer, or full-time employee of Enerflex, that participant ceases to be entitled to receive Options and may only exercise vested Options within the time limits specified in the Option Plan.
Expiry	Options must be exercised no later than seven years from the date of the grant.
Recoupment	All grants of Options are subject to the Enerflex Incentive Compensation Recovery Policy.
Option Plan Limits	There is a fixed maximum of 8,752,056 Enerflex common shares reserved for issuance under the Option Plan, representing 7.2 percent of the outstanding Shares as of December 31, 2025. No option grants have been made since 2021. No one person is entitled to receive Options representing more than 5 percent of the currently outstanding Enerflex common shares. The aggregate number of Enerflex common shares issued to insiders within a one-year period or issuable to insiders at any time shall not exceed 10 percent of the issued and outstanding Enerflex common shares (insider participation limit).



Provision	Option Plan
Amendment Provisions	Shareholder approval is required for the following amendments: (i) any amendment to the amending provision; (ii) any increase in the maximum number of Enerflex common shares issuable under the plan; (iii) any reduction in the Option price or extension in the period during which an Option may be exercised (including a cancellation and re-grant of an Option to achieve the foregoing, and a substitution of an Option with cash or other award the terms of which are more favorable to the recipient); (iv) any amendment to the definition of participant; (v) any amendment to the assignability of Options provision; and (vi) any amendment to remove or exceed the insider participation limit. Subject to the above amendments that require Shareholder approval, the Board may amend the Option Plan or any Option granted thereunder for any other purpose (provided that any material, adverse amendment to an outstanding Option requires the consent of the holder), including for example: (i) to ensure compliance with applicable laws; (ii) amendments of a housekeeping nature; (iii) changing vesting provisions of the Option Plan or of any Option; (iv) changing the termination provisions of the Option Plan or any Option provided such amendment does not entail an extension beyond the originally scheduled expiry date; and (v) adding a cashless exercise feature.

OMNIBUS INCENTIVE PLAN

Background

On February 25, 2026 the Board approved, subject to Shareholder approval, the Omnibus Incentive Plan to settle, at the Board's option, all equity-based awards with cash or Enerflex common shares issued from treasury. This includes PSUs and RSUs (each, a "**Share Unit**") to be granted to officers and employees of Enerflex and its subsidiaries, and in respect of RSUs only, to Independent Directors of Enerflex ("**Eligible Participants**"). The Omnibus Incentive Plan replaces the Predecessor Plans. Awards outstanding under the Predecessor Plans have not been replaced by Awards issued under the Omnibus Incentive Plan nor have such outstanding Awards been amended. Rather, such outstanding Awards will remain outstanding and be settled pursuant to the terms and conditions of the relevant Predecessor Plan. The Omnibus Incentive Plan is subject to ratification and approval by a majority of votes cast in person or by proxy by Shareholders at the meeting. The Omnibus Incentive Plan was conditionally accepted by the TSX on March 3, 2026, subject to ratification and approval by a majority of the votes cast by Shareholders voting in person or by proxy at the meeting and certain customary conditions imposed by the TSX, including the filing of evidence of Shareholder approval. The following is a summary of the key provisions of the Omnibus Incentive Plan and is qualified in all respects by the full text of the Omnibus Incentive Plan, a copy of which is set out in Appendix C.

Purpose and Participation

While the Omnibus Incentive Plan does not represent a substantive change in Enerflex's executive compensation policy, practices, or philosophy, it will provide administrative ease, financial flexibility, and other benefits aligned with Shareholder interests. The Omnibus Incentive Plan serves several purposes including to: (i) promote alignment of interests between Enerflex senior management and the Shareholders of Enerflex; (ii) foster a collective effort in respect of the growth and success of Enerflex in accordance with Enerflex's vision and values; (iii) assist Enerflex with attracting and retaining senior management; and (iv) simplify Enterprise-wide administration of our long-term compensation program.



All Employees (as defined in the Omnibus Incentive Plan) of Enerflex and of any Related Entity (as defined in the Omnibus Incentive Plan) are eligible to participate in the Omnibus Incentive Plan. Independent Directors are eligible to receive RSUs only under the Omnibus Incentive Plan, unless otherwise expressly authorized by the Board. The HRCC shall have sole and absolute discretion to determine: (i) which Eligible Persons (as defined in the Omnibus Incentive Plan) shall receive Awards; (ii) the type of Award to be granted; (iii) the number of Share Units to be credited under each Award; and (iv) the terms and conditions applicable to each Award, subject to the provisions of the Omnibus Incentive Plan. Eligibility to participate in the Omnibus Incentive Plan does not confer upon any Person a right to receive an Award pursuant to the Omnibus Incentive Plan.

Administration

The Omnibus Incentive Plan is administered by the HRCC and the HRCC has full and complete authority to, subject to the terms of the Omnibus Incentive Plan: (i) construe and interpret the Omnibus Incentive Plan and any agreement or instrument entered into under the Omnibus Incentive Plan, including any Award Notice (as defined under the Omnibus Incentive Plan); (ii) exercise rights reserved to Enerflex under the Omnibus Incentive Plan; (iii) select Eligible Participants who may receive Awards under the Omnibus Incentive Plan provided that Eligible Participants whom are also independent directors may only receive Awards of RSUs; (iv) establish vesting schedules and conditions, performance periods, performance measures and objectives, and any other terms applicable to Awards; (v) prescribe forms for notices; and (vi) make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Omnibus Incentive Plan.

In addition, to the extent permitted by applicable law, the HRCC may, from time to time, delegate to any specified officer of Enerflex all or any of the powers of the HRCC under the Omnibus Incentive Plan. However, notwithstanding the foregoing, oversight of, and ultimate responsibility for, the Omnibus Incentive Plan, resides with the Board.

Shares Reserved for Issuance

The Omnibus Incentive Plan is a "rolling" plan in that, subject to customary adjustment provisions provided for therein, the maximum number of Enerflex common shares that may be issued pursuant to Awards granted under the Omnibus Incentive Plan, in the aggregate (together with all other securities based compensation arrangements of Enerflex), is equal to four percent (4%) of the number of Enerflex common shares issued and outstanding from time to time (calculated on a non-diluted basis), which represents an aggregate of 4,880,947 common shares as of the date hereof. As of the date hereof, 202,599 Enerflex common shares are issuable pursuant to outstanding Options under the Option Plan representing 0.2% of the issued and outstanding Enerflex common shares and 4,678,348 Enerflex common shares are available for issuance pursuant to Awards granted under the Omnibus Incentive Plan and any other securities-based compensation arrangement of Enerflex, representing 3.8% of the issued and outstanding Enerflex common shares. If the Omnibus Incentive Plan Resolution is approved, an additional 668,454 Enerflex common shares will become issuable in respect of the 2026 Awards, to be issued under the Omnibus Incentive Plan.

If an Award has been settled in cash, does not vest, or is otherwise cancelled or redeemed prior to vesting, the Enerflex common shares reserved for issuance in respect of such Award will again be available for issuance under the Omnibus Incentive Plan. Enerflex common shares issued pursuant to Awards granted under the Omnibus Incentive Plan may, subject to the terms of the grant agreement in respect of an Award, be issued from treasury.



Insider Participation Limit

Pursuant to applicable Canadian securities laws and the rules of the TSX, the aggregate number of Enerflex common shares issuable to Insiders (as defined in the Omnibus Incentive Plan) under the Omnibus Incentive Plan and any other proposed or established Share Compensation Arrangements (as defined in the Omnibus Incentive Plan) of Enerflex, shall not exceed four percent (4%) of the Enerflex common shares issued and outstanding from time to time (calculated on a non-diluted basis). In addition, the maximum number of Enerflex common shares issued to Insiders, within any one-year period, under the Omnibus Incentive Plan, and any other proposed or established Share Compensation Arrangements, shall not exceed four percent (4%) of the Enerflex common shares issued and outstanding from time to time (calculated on a non-diluted basis). Finally, the maximum aggregate number of Enerflex common shares that may be subject to Awards granted in any calendar year to any one director of Enerflex shall not exceed a total value of CAD $150,000 (calculating the value of any Award based on the grant date fair market value for financial reporting purposes).

Awards – RSUs and PSUs

Each RSU and PSU is a notional unit that represents the right of an Eligible Participant to receive, upon vesting of the Award, either an Enerflex common share, a cash payment based upon the market price of an Enerflex common share at the relevant time, or a combination thereof. RSUs vest based on continued service or other time-based conditions whereas PSUs vest based on performance criteria determined by the HRCC. Subject to the provisions of the Omnibus Incentive Plan and any shareholder, regulatory or stock exchange approval which may be required, the HRCC shall, on behalf of the Board, from time to time, in its sole discretion, determine the relevant conditions and vesting provisions of Awards.

The Award Notice will set forth the terms of the Award, including the term of the grant, criteria for or conditions to vesting, how vested Share Units will be settled, and the clawback provisions applicable to such Award. The HRCC is responsible for determining, in accordance with the terms of the Omnibus Incentive Plan and the relevant Award Notice, whether the criteria for or conditions to vesting in respect of any Award have been satisfied in full or in part. In respect of an Award of PSUs, evaluation shall include determination of the percentage of PSUs that have been earned by the Eligible Participant based on the payment criteria set forth in the Award Notice, which may, for certain Eligible Participants, result in the number of earned PSUs being more than 100% (to a maximum of 200%) of the PSUs granted.

Vesting and Settlement

In the ordinary course, the term of a RSU ends on the vesting date and the term of a PSU ends on the payment criteria end date. For purposes of calculating payments, Enerflex uses the market price of the Enerflex common shares on the stock exchange on which a majority of Enerflex common shares were traded (which as of the date hereof is the TSX), other than for U.S. Taxpayers, in which case Enerflex uses the market price of the Enerflex common shares on the NYSE. The cash value of a vested Award is equal to the market price of an Enerflex common share at the relevant time, calculated using the five-day volume weighted average trading price of the Enerflex common shares on the relevant exchange. Settlement of entitlements are made subject to applicable withholding tax obligations.

Unless otherwise specified by the HRCC and reflected in the Award Notice, and except as otherwise provided in the Omnibus Incentive Plan, each Award of RSUs will vest (a) one-third (33⅓%) on the first anniversary of the award date; (b) one-third (33⅓%) on the second anniversary of the award date; and (c) one-third (33⅓%) on the third anniversary of the award date, provided, however, that any payments and/or settlements shall occur no later than the Final Payment Date.



With respect to each Award of PSUs, the HRCC or Board may, in its discretion, at any time after the award date and prior to the payment of the Award, make adjustments to the performance measures and objectives and their weightings, in accordance with the terms of the Omnibus Incentive Plan. Within sixty (60) days following the completion of a Performance Period (as defined in the Omnibus Incentive Plan), (i) the HRCC or Board shall assess the performance of the relevant Eligible Participant in light of the measures identified and the objectives set for such Performance Period, and thereafter (ii) determine the percentage, not to exceed two hundred percent (200%), of performance achieved during the Performance Period (the "**Vesting Percentage**"). Upon determining the Vesting Percentage, and subject to the terms of the Omnibus Incentive Plan, upon the settlement date, a number of such PSUs shall become "Vested Share Units" calculated by multiplying the number of PSUs credited to the Eligible Participant and the Vesting Percentage.

Subject to the terms of the Omnibus Incentive Plan, all Vested Share Units shall be settled as soon as practicable but, in all cases, no later than the earlier of: (a) thirty (30) days following the applicable vesting date (in the case of RSUs) or determination of the Vesting Percentage (in the case of PSUs); and (b) the Final Payment Date. Notwithstanding the foregoing, any Eligible Participant who is a U.S. Taxpayer must be paid within two and one-half months after the end of the calendar year in which the vesting date occurs or Performance Period ends, as applicable, and no later than the end of such calendar year.

Blackout Periods

In the event that the calculation of the market price of an Award is to occur during a period when trading in Enerflex securities is prohibited pursuant to our Insider Trading Policy (a "**Blackout Period**"), then such calculation shall be delayed to the date that is ten business days after the expiry of the applicable Blackout Period. No Enerflex common shares may be issued or delivered pursuant to the Omnibus Incentive Plan during a Blackout Period.

Credits for Dividends

An Eligible Participant's account shall be credited with additional RSUs or PSUs, as applicable, as of each date on which any cash dividends are paid on Enerflex common shares. Any fractional RSUs or PSUs, as applicable, shall be rounded down to the nearest whole number with no consideration payable in respect of any such fraction. Any such additional RSUs or PSUs, as applicable, credited to the Eligible Participant's account shall vest in proportion to and shall be paid in the same manner as the RSUs or PSUs, as applicable, to which they relate; provided that such additional PSUs shall be subject to any performance conditions that apply to any underlying Award of PSUs to which they relate.

Termination of Employment

Subject to the provisions of the Omnibus Incentive Plan and any express resolution passed by the HRCC or Board, if: (i) an Eligible Participant's employment is terminated whether by lawful termination or unlawful termination, with or without notice, including constructive dismissal; (ii) an Eligible Participant resigns from employment; or (iii) an Eligible Participant Retires (as defined in the Omnibus Incentive Plan), then any Share Units credited to the Eligible Participant that have not yet vested on or before the Termination Date (as defined in the Omnibus Incentive Plan) are forfeited and cancelled effective on the Termination Date. The Payment Amount in respect of the Eligible Participant's Vested Share Units shall be within sixty (60) days after the Termination Date and, in any event, no later than the Final Payment Date.

Notwithstanding the foregoing, in the event an Eligible Participant's employment is terminated without Cause (as defined in the Omnibus Incentive Plan), including by way of constructive dismissal, any unvested Share



Units which, but for the Eligible Participant's termination without Cause, would have become Vested Share Units as of the Termination Date, shall be deemed to have become Vested Share Units, on a *pro rata* basis on the Termination Date, and the Eligible Participant shall be entitled to the Payment Amount in respect of such Vested Share Units. Notwithstanding the foregoing, the HRCC or Board may in its discretion, and subject to the provisions of the Omnibus Plan, accelerate the vesting of all or any portion of the Eligible Participant's Share Units and establish a payment date therefor, or determine that such Eligible Participant shall continue to be an Eligible Participant for purposes of the Omnibus Incentive Plan.

Approved Leaves of Absence / Permanent Disability

Subject to the provisions of the Omnibus Incentive Plan and any express resolution passed by the HRCC or Board, upon an Eligible Participant commencing an Approved Leave of Absence (as defined in the Omnibus Incentive Plan), any new Awards shall be subject to the HRCC or Board's discretion and any unvested Share Units shall continue to vest and pay out in accordance with the provisions of the Omnibus Incentive Plan. Where an Eligible Participant on an Approved Leave of Absence does not resume a position with Enerflex or a Related Entity within 60 days following the end of the Approved Leave of Absence, any Share Units granted to such Eligible Participant which have not yet vested shall terminate without payment. Notwithstanding the foregoing, and subject to any express resolution passed by the HRCC or Board, for any Eligible Participant who is on an Approved Leave of Absence as a result of disability and is determined to be Permanently Disabled (as defined in the Omnibus Incentive Plan), all unvested Share Units will immediately vest.

For RSUs, the Payment Amount shall equal the number of vested RSUs multiplied by the fair market value as of the Permanent Disability date. For PSUs, the Payment Amount shall equal the number of PSUs multiplied by the Vesting Percentage determined based on actual performance where available, or 100% if not available (or such higher percentage not to exceed 200%), and then multiplied by the fair market value as of the Permanent Disability date. In the event an Eligible Participant takes a leave of absence, other than an Approved Leave of Absence, all Share Units granted to the Eligible Participant that have not then vested shall terminate, subject to the HRCC or Board's sole and absolute discretion to determine otherwise and applicable law.

Death of an Eligible Participant

Subject to the provisions of the Omnibus Incentive Plan, upon the death of an Eligible Participant, all Share Units granted to the Eligible Participant shall immediately become Vested Share Units and, for such purpose, the Vesting Percentage shall be calculated based on the most recently completed fiscal quarters or years since the award date. The Valuation Date (as defined in the Omnibus Incentive Plan) shall be the last day of the most recently completed fiscal quarter of Enerflex.

Control Change

In the circumstances where Enerflex has entered into an agreement relating to a transaction which, if completed, would result in a Control Change (as defined in the Omnibus Incentive Plan and summarized below), the HRCC may: (i) take such steps as are necessary or desirable to cause the conversion or exchange of any outstanding Share Units into or for, rights or other securities of substantially equivalent value (or greater value), in any entity participating in or resulting from a Control Change; or (ii) accelerate the vesting of any or all outstanding Share Units. If, before any Share Units become Vested Share Units, the employment of the Eligible Participant with Enerflex or with a Related Entity is terminated by Enerflex or the Related Entity and such termination occurs: (i) subsequent to a Control Change and during the Control Change Period (as defined in the Omnibus Incentive Plan); or (ii) prior to the date on which a Control Change occurs and it is reasonably demonstrated that such termination (A) was at the request of a third party who has taken steps reasonably



calculated to effect a Control Change; or (B) otherwise arose in connection with or anticipation of a Control Change, then the unvested part of such Share Units shall vest on the Termination Date at a Vesting Percentage of 100%, or such higher percentage as may be determined by the HRCC, and shall be payable as soon as practicable after the Termination Date.

Subject to the terms of the Omnibus Plan, "**Control Change**" means (i) when a person or group gains over 35% voting power, (ii) incumbent directors no longer form a majority of the directors, (iii) shareholders approve a merger or similar transaction that results in shareholders holding 50% or less of the successor's voting power, or (iv) Enerflex liquidates or disposes of all or substantially all of its assets (excluding intra-group transactions that do not result in a change in ultimate ownership). For U.S. Taxpayers, any payment acceleration on a Control Change applies only if the event also qualifies under Treasury Regulation §1.409A-3(i)(5).

Amendments and Termination

The HRCC may suspend or terminate the Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Omnibus Incentive Plan or any granted Awards without the consent of the Eligible Participants, provided that such suspension, termination, amendment or revision shall: (i) not adversely alter or impair the rights or tax treatment of any Eligible Participant, without the consent of such Eligible Participant; (ii) be in compliance with applicable law and with the prior approval, if required, of the shareholders of Enerflex, a stock exchange or any other regulatory body having authority over Enerflex; and (iii) be subject to shareholder approval, where required by law or the requirements of a stock exchange.

The HRCC may, from time to time, in its absolute discretion and without approval of the Shareholders of Enerflex make the following amendments to the Omnibus Incentive Plan or any granted Awards: (i) any amendment to the vesting provision, if applicable, of the Awards; (ii) any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award; (iii) any amendment regarding the effect of termination of an Eligible Participant's employment; (iv) any amendment to the terms and conditions of grants of Awards; (v) any amendment which accelerates the date on which any Award may be exercised or payable, as applicable; (vi) any amendment to the definition of an Eligible Participant, it being understood that, any amendment aimed at expanding the scope of persons that may be eligible under the Omnibus Incentive Plan will not be made without obtaining the approval of the Shareholders of Enerflex as may be required under the rules of any stock exchange on which the Enerflex common shares are listed at the applicable time; (vii) any amendment necessary to comply with applicable law or the requirements of a stock exchange or any other regulatory body; (viii) any amendment of a "housekeeping" nature; (ix) any amendment regarding the administration of the Omnibus Incentive Plan; (x) any amendment to add a provision permitting the grant of Awards settled otherwise than with Enerflex common shares or cash; and (xi) any other amendment that does not require the approval of the Shareholders under the terms of the Omnibus Incentive Plan.

Notwithstanding the foregoing, the HRCC shall be required to obtain Shareholder approval to make the following amendments: (i) any amendment to increase the maximum number of Enerflex common shares issuable pursuant to the Omnibus Incentive Plan; (ii) any amendment which increases the length of the period after a Blackout Period during which Awards or any rights pursuant thereto may be exercised; (iii) any extension of the term of an Award beyond the original expiry date; (iv) any amendment which increases the maximum number of Enerflex common shares that may be issuable to Insiders at any time pursuant to the Insider participation limit; (v) any amendment which would allow for the transfer or assignment of Awards, other than for normal estate settlement purposes; and (vi) any amendment to the amendment provisions of the Omnibus Incentive Plan.



Enerflex common shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such Shareholder approval if required pursuant to the rules of any stock exchange.

Assignability

Rights and obligations under the Omnibus Incentive Plan may be assigned by Enerflex to a successor in the business of Enerflex, any company resulting from any amalgamation, reorganization, combination, merger or arrangement of Enerflex, or any company acquiring all or substantially all of the assets or business of Enerflex.

Special Provisions for U.S. Taxpayers

Schedule A to the Omnibus Incentive Plan provides special provisions for U.S. Taxpayers including amendments to address Section 409A of the U.S. Internal Revenue Code of 1986 and the authority and guidance issued thereunder.



MISCELLANEOUS

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Enerflex does not provide loans to its directors and officers and there were no such loans advanced or outstanding during the 2025 fiscal year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any informed person (as defined in NI 51-102) of Enerflex, any proposed director of Enerflex or any associate or affiliate of any informed person or proposed director of Enerflex, in any transaction since the commencement of Enerflex's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Enerflex.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of Enerflex is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee director, senior officer, or anyone who has been a director or senior officer of Enerflex at any time since January 1, 2025, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the meeting, except as set forth in this Circular.

CURRENCY OF INFORMATION

Except where otherwise expressly noted, the information in this Circular is given as of March 20, 2026. Information contained on or otherwise accessible through the Enerflex website (www.enerflex.com), though referenced herein, does not form part of, and is expressly not incorporated by reference into, this Circular.

CURRENCY OF PRESENTATION AND CURRENCY CONVERSION RATES

References in this Circular to "$", "USD $", "US dollars", or "dollars" are to United States dollars unless otherwise expressly stated. Where applicable, and unless otherwise stated, Canadian dollar values have been converted to US dollars at the following exchange rate:

2025 Average Exchange Rate: USD $1.0000 = CAD $1.3979

ADDITIONAL INFORMATION

Additional information relating to Enerflex, including Enerflex's AIF, is available under our electronic profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Financial information of Enerflex is provided in Enerflex's comparative Consolidated Annual Financial Statements and Management's Discussion and Analysis for Enerflex's financial year ended December 31, 2025, copies of which may be obtained under our electronic profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar, or by writing to the Corporate Secretary of Enerflex at Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3, Attention: Corporate Secretary.



SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted between December 7, 2026 and February 5, 2027 (both dates inclusive) to be considered for inclusion in the Management Information Circular for the purposes of Enerflex's meeting of Shareholders to be held in 2027.

NON-IFRS MEASURES

This Circular contains references to certain key financial performance indicators, including Adjusted EBITDA, Bank-Adjusted Net Debt to EBITDA Ratio, ROCE, and Free Cash Flow which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Enerflex considers such non-IFRS measures to provide useful information to both management of Enerflex and Shareholders in assessing certain metrics relating to Enerflex, including financial performance and condition and executive compensation, as applicable. Such non-IFRS measures should not be considered a substitute for, or superior alternative to, measures prepared in accordance with IFRS.

For a detailed reconciliation of Adjusted EBITDA, ROCE, and Free Cash Flow to the most equivalent IFRS measure, and for a detailed discussion of Bank-Adjusted Net Debt to EBITDA Ratio, please refer to pages M-8, M-18, and M-19 of Enerflex's Management Discussion and Analysis for the year ended December 31, 2025.

DIRECTORS' APPROVAL

The Board of Directors of Enerflex has approved the contents and the sending of this Circular to the Shareholders.

Dated as of March 20, 2026.

(signed) "Kevin J. Reinhart"

Kevin J. Reinhart
Chair of the Board of Directors



APPENDIX A – BOARD MANDATE

DUTIES OF DIRECTORS

INTRODUCTION

As prescribed by the articles of incorporation of Enerflex Ltd. (the "**Corporation**"), the board of directors of the Corporation (the "**Board**") shall have a minimum of three and a maximum of twelve directors at any given time. At least a majority of the Board shall be independent (as defined by applicable legislation and the applicable rules of any stock exchange on which securities of the Corporation are listed and posted for trading), and in any event management representation on the Board shall not exceed two members.

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Management's discharge of its responsibilities is subject to continuing oversight by the Board. Subject to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chair (that shall be independent), nominating candidates for election to the Board, appointing committees, and determining director compensation.

The Board is responsible under law to supervise the management of the business and affairs of the Corporation. Without limiting the generality of the foregoing, the Board's principal duties fall into six categories.

1. <u>SELECTION OF MANAGEMENT</u>

    a)   The Board is responsible for the appointment and replacement of a President & Chief Executive Officer ("**President & CEO**"), for monitoring President & CEO performance, approving the corporate goals and objectives of the President & CEO, determining President & CEO compensation and benefits, and providing advice and counsel in the execution of the President & CEO's duties.

    b)   The Board is responsible for approving the appointment and remuneration of all executive officers, taking into consideration the recommendation of the President & CEO.

    c)   The Board is responsible for oversight of management succession, including retirement and termination decisions regarding executive officers.

    d)   The Board is responsible, to the extent feasible, for satisfying itself as to the integrity of the President & CEO and other senior officers and for ensuring that such persons create a culture of integrity throughout the Corporation.

2. <u>MONITORING AND ACTING</u>

    a)   The Board is responsible for approving annual capital and operating plans and associated budgets, monitoring the Corporation's performance against these plans and budgets, and revising and altering its direction through management in light of changing circumstances.

b) The Board is responsible for taking action when the Corporation's performance falls short of its goals or when other special circumstances warrant (for example, mergers and acquisitions or changes in control).

c) The Board is responsible for approving all significant acquisitions, dispositions, investments, financings, and other significant matters outside the ordinary course, and for approving the Corporation's register of authorities delegated to various levels of management.

d) The Board is responsible for approving the Corporation's annual corporate donations budget.

e) The Board is responsible for approving any payment of dividends to shareholders and other activities and transactions as specified by applicable corporate law.

f) The Board is responsible for approving the selection of the outside auditor for appointment by the shareholders, taking into consideration the recommendation of the Audit Committee.

g) The Board monitors on a periodic, regular basis management's identification and assessment of the principal business risks facing the Corporation and keeps informed of how these risks are being handled by management, including through the implementation of appropriate controls.

h) The Board is responsible for overseeing the integrity of the Corporation's internal control and management information systems.

3. STRATEGY DETERMINATION

The Board is responsible for overseeing the development by management of the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals. The Board oversees the Corporation's strategic planning process and monitors progress in achievement of the strategic plan.

4. POLICIES AND PROCEDURES

a) The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Corporation is operated.

b) The Board has a particular responsibility to oversee the Corporation's compliance with applicable laws and regulations, and the operation of its business in accordance with appropriate ethical standards. To this end the Board has approved the Enerflex Business Code of Conduct (the "**Code**") and oversees compliance with the Code.

c) The Board is responsible for developing the Corporation's approach to corporate governance, including developing a set of corporate governance principles and guidelines.

5. REPORTING TO SHAREHOLDERS

a) The Board is responsible for adopting a corporate disclosure policy including overseeing financial reporting to shareholders, other security holders, and regulators on a timely and regular basis.

b)   The Board is responsible for ensuring the timely reporting of any other developments that have a significant and material impact on the value or the reputation of the Corporation.

c)   The Board is responsible for reporting annually to shareholders on its stewardship for the preceding year, as required by applicable law.

d)   Shareholders are entitled to provide feedback to the Corporation and directly to the Board as set forth in the *Shareholder Engagement Policy*.

6.   <u>LEGAL REQUIREMENTS</u>

a)   The Board is responsible for overseeing compliance with applicable legal requirements.

b)   Canadian law identifies the following as the standards for the proper discharge of the Board's responsibilities.

    i.   to manage the business and affairs of the Corporation.

    ii.   to act honestly and in good faith with a view to the best interests of the Corporation.

    iii.   to exercise the care, diligence, and skill that reasonable prudent people would exercise in comparable circumstances.

    iv.   to act in accordance with its obligations contained in the *Canada Business Corporations Act* and the regulations thereto, applicable securities laws, applicable rules of any stock exchange on which securities of the Corporation are listed and posted for trading, other relevant legislation and regulations, and the Corporation's articles and by-laws.

c)   In particular, it should be noted that the following matters must be considered by the Board as a whole and, in accordance with the Canada Business Corporations Act, may not be delegated to a Committee:

    i.   any submission to the shareholders of a question or matter requiring the approval of the shareholders;

    ii.   the filling of a vacancy among the directors or in the office of the auditor, or the appointment of additional directors;

    iii.   the issuance of securities, including the issuance of any shares in one or more series;

    iv.   the declaration of dividends;

    v.   the purchase, redemption, or any other form of acquisition of shares issued by the Corporation;

    vi.   the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Corporation from the Corporation;

	vii.	the approval of management proxy circulars;
	viii.	the approval of any take-over bid circular or directors' circular;
	ix.	the approval of the financial statements of the Corporation to be submitted to shareholders; and
	x.	the adoption, amendment, or repeal of by-laws of the Corporation.

ADDITIONAL EXPECTATIONS OF BOARD MEMBERS

In addition to the responsibilities and duties described above, there are additional expectations of the Corporation's directors including the following:

1. Board members are expected to maintain the highest personal and professional values, integrity, and ethics. This shall include compliance with the Code and certification on an annual basis.

2. Board members are expected to bring a probing and objective perspective to the Board and be prepared to challenge management.

3. Board members are expected to attend all Board and Committee meetings (as applicable) and devote the necessary time and attention to Board matters. This includes the advance review of materials, adequate preparation for Board meetings, and keeping informed about the Corporation's business and relevant developments outside the Corporation that affect its business.

4. With the exception of the Chair of the Board, independent Board members are expected to sit on at least one Board Committee.

5. Directors are expected to own securities in the Corporation in compliance with the *Share Ownership Guidelines*.

APPENDIX B – GLOSSARY

Unless the context requires, when used in this Circular, the following terms shall have the meanings set forth below:

"**2026 Awards**" has the meaning ascribed thereto in the section "*Business of the Meeting – Omnibus Incentive Plan*".

"**2027 Notes**" means 9.00 percent senior secured notes due 2027, which were redeemed by the Company on December 11, 2025.

"**2031 Notes**" means 6.875 percent senior secured notes issued by Enerflex Inc., due 2031.

"**2025 Average Exchange Rate**" has the meaning ascribed thereto in "*Miscellaneous – Currency of Presentation and Currency Conversion Rates*".

"**401(k) Plan**" or "**401(k)**" means the matched savings plan for United States employees.

"**AIF**" means the Annual Information Form of Enerflex for the year ended December 31, 2025, dated February 25, 2026, and filed under the electronic profile of Enerflex on SEDAR+ at www.sedarplus.ca.

"**Amended By-Law No.3**" means Enerflex's Amended and Restated By-Law No.3, as amended, and restated by the Board effective August 9, 2018.

"**Audit Committee**" means the Audit Committee of the Board.

"**Bank-Adjusted Net Debt**" means borrowings under the Company's revolving credit facility and senior notes, less cash and cash equivalents.

"**Bank-Adjusted Net Debt to EBITDA Ratio**" means Bank-Adjusted Net Debt divided by EBITDA for the trailing 12-months, as defined by the Company's lenders.

"**Beneficial Shareholders**" has the meaning ascribed thereto in "*Appendix D – Meeting and Voting Information – How to Vote Prior to the Meeting*".

"**Blackout Period**" has the meaning ascribed thereto in the section "*Additional Compensation Plan Information – Omnibus Incentive Plan*".

"**Board of Directors**" or "**Board**" means the Board of Directors of Enerflex, as it may be comprised from time to time.

"**Board Mandate**" has the meaning ascribed thereto in the section "*Board Governance – Board of Directors Mandate*".

"**CAGR**" means compound annual growth rate.

"**Capital Employed**" is debt plus equity less cash.

"**CBCA**" means the *Canada Business Corporations Act*, as amended from time to time.

"**CAO**" means Chief Administrative Officer.

"**CEO**" means Chief Executive Officer.

"**CFO**" means Chief Financial Officer.

"**Company**", "**Enerflex**", "**Enterprise**", "**our**" or "**we**" means Enerflex Ltd. and its subsidiaries, where applicable.

"**COO**" means Chief Operating Officer.

"**Circular**" means this Management Information Circular of Enerflex dated March 20, 2026.

"**Code of Conduct**" has the meaning ascribed thereto in the section entitled "*Board Governance – Ethical Business Conduct and Compliance – The Business Code of Conduct*".

"**Control Change**" has the meaning ascribed thereto in the section "*Additional Compensation Plan Information – Omnibus Incentive Plan*".

"**DCP**" has the meaning ascribed thereto in the section "*Compensation Discussion and Analysis – Retirement and Pension Programs*".

"**DCPP**" means Defined Contribution Pension Plan for Canada employees.

"**Diversity Policy**" means the Board approved *Policy Regarding Diversity on the Board and within the Executive Management Team*.

"**DSUs**" means Deferred Share Units, non-voting, notional units equal to the value of an Enerflex common share and that can only be redeemed when the individual leaves Enerflex.

"**DSU Plan**" means the Deferred Share Unit Plan of Enerflex, as amended from time to time.

"**EBIT**" means earnings before net finance costs and income taxes.

"**EBIT%**" means EBIT divided by revenue and expressed as a percentage.

"**EBITDA**" means earnings before net finance costs, income taxes, depreciation and amortization.

"**EDGAR**" means the Electronic Data Gathering, Analysis, and Retrieval system available at www.sec.gov/edgar.

"**Eligible Participants**" has the meaning ascribed thereto in the section "*Additional Compensation Plan Information – Omnibus Incentive Plan*".

"**EMT**" means the Executive Management Team of Enerflex and includes the NEOs, among others.

"**ESG**" means environmental, social, and governance matters.

"**EVP**" means Executive Vice President.

"**Extraction**" has the meaning ascribed thereto in the section "*Board Governance – Ethical Business Conduct and Compliance - Bankruptcies*".

"**Extraction Plan**" has the meaning ascribed thereto in the section "*Board Governance – Ethical Business Conduct and Compliance – Bankruptcies*".

"**Final Payment Date**" means the last date upon which an Eligible Participant shall receive a Payment Amount in respect of a Vested Share Unit, which date shall not be later than the 10th business day immediately preceding the last business day of the third calendar year following the end of the calendar year in respect of which the Eligible Participant's services giving rise to the Award were rendered.

"**FMV**" means the Fair Market Value of Enerflex common shares, being the volume weighted average of the price of an Enerflex common share on the TSX for the five days immediately preceding the date of the grant and/or date of award and/or dividend payment date, or date disclosed, as applicable.

"**Free Cash Flow**" means cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for Energy Infrastructure assets - operating leases and PP&E, mandatory debt repayments, and lease principal repayment, while proceeds on disposals of Energy Infrastructure assets - operating leases and PP&E are added back.

"**HRC Committee**" or "**HRCC**" means the Human Resources and Compensation Committee of the Board.

"**HSE**" means health, safety, and environment.

"**Hugessen**" means Hugessen Consulting, an advisor to the HRC Committee and the NCG Committee.

"**LTIP**" means the Long-Term Incentive Plans and includes the Option Plans, the DSU Plan, the RSU Plan, the PSE Plan, the PSU Plan, and, if ratified by Shareholders, the Omnibus Incentive Plan, pursuant to which long-term incentives may be issued.

"**Mercer**" means Mercer (Canada) Limited, a former advisor to the HRC Committee, and a wholly owned subsidiary of Marsh and McLennan Companies, Inc.

"**MVIR**" means the Motor Vehicle Incident Rate calculated by multiplying the number of major motor vehicle incidents in a calendar year by 1,000,000 and dividing the value by the total number of kilometers driven in the year. As used in this calculation, "major" refers to reportable motor vehicle incidents (as defined and interpreted in accordance with American Petroleum Institute Total Motor Vehicle Incident Metric, Revision September 2017) where the resulting repair or replacement costs for the vehicle in question exceed $2500 or equivalent in local currency.

"**NACD**" has the meaning ascribed thereto in the section "*Board Governance – Serving as a Director – Director Orientation and Continuing Education*".

"**NCG Committee**" or "**NCGC**" means the Nominating and Corporate Governance Committee of the Board.

"**NEO**" or "**NEOs**" means the Named Executive Officers of Enerflex.

"**Net Debt**" means long-term debt less cash and cash equivalents, as presented on the Annual Consolidated Financial Statements of Enerflex Ltd. as at and for the year ended December 31, 2025.

"**NI 51-102**" means National Instrument 51-102 – *Continuous Disclosure Obligations*, as amended from time to time.

"**NI 52-110**" means National Instrument 52-110 – *Audit Committees*, as amended from time to time.

"**NI 54-101**" means National Instrument 54-101 – *Communications with Beneficial Owners of Securities of a Reporting Issuer*, as amended from time to time.

"**NI 58-101**" means National Instrument 58-101 – *Disclosure of Corporate Governance Practices*, as amended from time to time.

"**NP 58-201**" means National Policy 58-201 – *Corporate Governance Guidelines*, as amended from time to time.

"**NYSE**" means the New York Stock Exchange.

"**Omnibus Incentive Plan**" has the meaning ascribed thereto in the section "*Business of the Meeting – Omnibus Incentive Plan*".

"**Option Plan**" means the Amended and Restated 2013 Stock Option Plan, as approved by Shareholders of Enerflex on April 16, 2014, amended and restated by the Board effective December 6, 2017, and further amended and restated by the Board on February 21, 2020, approved by the Shareholders on May 8, 2020.

"**Options**" means the options to purchase Shares granted under the Option Plan.

"**Payment Amount**" means the payment in respect of vested Share Units to an Eligible Participant of any of (i) common shares of Enerflex issued from treasury; (ii) the cash equivalent amount; or (iii) any combination of (i) or (ii).

"**Predecessor Plans**" has the meaning ascribed thereto in the section "*Business of the Meeting – Omnibus Incentive Plan*".

"**PSEs**" means phantom share entitlements issued under the PSE Plan, non-voting, notional units equal to the FMV of an Enerflex common share. PSEs represent the right only to receive a cash payment in accordance with the terms and conditions of the PSE Plan.

"**PSE Plan**" means the Amended and Restated Phantom Share Plan of Enerflex, as amended from time to time.

"**PSUs**" means the performance share unit, a notional unit with a value equal to the FMV of an Enerflex common share. The value received is contingent upon meeting predetermined performance targets and the FMV at the time of payout.

"**PSU Plan**" means the Performance Share Unit Plan of Enerflex, as amended from time to time.

"**Record Date**" means March 13, 2026.

"**Registered Shareholder**" has the meaning ascribed thereto in "*Appendix D – Meeting and Voting Information – How to Vote Prior to the Meeting*".

"**ROCE**" means Return on Capital Employed and is a ratio used to measure operating performance and the efficiency of Enerflex's capital allocation process. The ratio is calculated by taking EBIT for the 12-month trailing period divided by average Capital Employed for the trailing four quarters.

"**RSUs**" means restricted share units, non-voting, notional units equal to the FMV of an Enerflex common share. The value received is contingent upon meeting vesting requirements and the FMV at the time of payout.

"**RSU Plan**" means the Restricted Share Unit Plan of Enerflex, as amended from time to time.

"**rTSR**" means relative TSR, comparing Enerflex's TSR to that of other companies.

"**SEDAR+**" means the System for Electronic Document Analysis and Retrieval available at www.sedarplus.ca.

"**SERP**" means collectively, the U.S.A. and Canada Supplemental Employee Retirement Plans.

"**SG&A**" means selling, general, and administrative expenses.

"**Shareholders**" means holders of Enerflex common shares.

"**Shares**" or "**Enerflex common shares**" means the common shares in the capital of Enerflex.

"**Share Unit**" has the meaning ascribed thereto in the section "*Additional Compensation Plan Information – Omnibus Incentive Plan*".

"**SOx**" means the Sarbanes-Oxley Act of 2002.

"**STI Plan**" or "**STIP**" means the Short-Term Incentive Plan pursuant to which Enerflex may grant short-term variable pay based on the STIP payout calculation.

"**SVP**" means Senior Vice President.

"**TRIR**" means the Total Recordable Injury Rate calculated by multiplying the number of recordable injuries in a calendar year by 200,000 (100 employees working 2,000 hours per year) and dividing the value by the total hours worked in the year.

"**TSR**" means Total Shareholder Return, the capital gains and dividends received from the investment.

"**TSX**" means the Toronto Stock Exchange.

"**United States**" or "**U.S.A.**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

"**Vested Share Units**" means for any Award, the number of Share Units that have vested in accordance with the Omnibus Incentive Plan.

"**Vesting Percentage**" has the meaning ascribed thereto in the section "*Additional Compensation Plan Information – Omnibus Incentive Plan*".

APPENDIX C – ENERFLEX LTD. OMNIBUS INCENTIVE PLAN

ENERFLEX LTD.

SHARE UNIT PLAN

ARTICLE 1
PURPOSE

1.1 Purpose

The purpose of this Plan is to provide certain officers and other Employees and Independent Directors of Enerflex Ltd. (the "**Corporation**") and its Related Entities with the opportunity to acquire share-based awards of the Corporation in order to enable them to participate in the long-term success of the Corporation and to promote a greater alignment of their interests with the interests of the Corporation's shareholders.

1.2 Scope of Awards

Under this Plan, the Corporation may grant:

(a) RSUs, which represent time-based awards that vest in accordance with service-related conditions; and

(b) PSUs, which represent performance-based awards that vest in accordance with achievement of performance measures and objectives established by the Committee.

ARTICLE 2
INTERPRETATION

2.1 Definitions

For purposes of the Plan:

(a) "**Account**" means an account maintained for each Participant on the books of the Corporation which will be credited with the number of Share Units awarded to each Participant in accordance with the terms of the Plan.

(b) "**Applicable Withholding Amounts**" is defined in Section 4.7(c).

(c) "**Approved Leave of Absence**" means a leave of absence, paid or unpaid, from full time employment with the Corporation or Related Entity that is either: (i) provided for in the policies, plans or regulations of the Corporation or the Related Entity (including, without limitation, parental leaves and disability leaves) and approved by management; (ii) otherwise approved by management of the Corporation or the Related Entity; or (iii) provided for in applicable laws and regulations as a matter of legal entitlement for the Employee in question.

(d) "**Award**" means a grant of Share Units under the Plan, which may consist of RSUs or PSUs, as specified in the applicable Award Notice.

(e)   "**Award Date**" means a date on which an Award is granted to a Participant in accordance with Section 4.1.

(f)   "**Award Notice**" means a notice evidencing an Award and containing such other terms and conditions relating to such Award of Share Units as the Committee may prescribe. Each Award Notice shall be subject to the terms and conditions of the Plan.

(g)   "**Blackout Period**" means any period during which trading in Common Shares is prohibited or restricted by certain Persons, whether (i) a quarterly trading blackout period or other Blackout Period established under the terms of an Insider Trading Policy, (ii) by virtue of a Participant having knowledge of any undisclosed material fact or material change which significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Corporation's securities, or otherwise by operation of law, or (iii) otherwise designated as such by the Corporation in its discretion.

(h)   "**Board**" means the board of directors of the Corporation.

(i)   "**Business Day**" means any day other than a Saturday or Sunday on which the TSX is open for trading.

(j)   "**Cash Equivalent**" means the amount of money equal to the Fair Market Value multiplied by the number of Vested Share Units in the Participant's Account, net of any applicable taxes.

(k)   "**Cause**" means "**Just Cause**" as defined in a Participant's employment agreement with the Corporation or any Related Entity, or if such term is not defined or if the Participant has not entered into an employment agreement with the Corporation or a Related Entity, then as such term is defined by applicable law, and shall include, without limitation, the occurrence of one of the following events with respect to the Employee: (i) has materially breached any of his or her duties and obligations under the Corporation's policies or code of conduct as may be adopted by the Board from time to time, or any written agreement between the Corporation and/or a Related Entity on the one hand and the Participant on the other hand, resulting in adverse consequences to the Corporation or any Related Entity, as determined in the discretion of the Corporation or Related Entity, as applicable; (ii) has misappropriated funds or property of the Corporation or any Related Entity or made any material misrepresentation in connection with the Participant's employment with the Corporation or any Related Entity; (iii) is convicted of a felony or crime involving moral turpitude, or pleads guilty or nolo contendere to a felony or crime involving moral turpitude; or (iv) has engaged in gross misconduct or fraud that is, as determined in the discretion of the Corporation, adverse to the interests of the Corporation or any Related Entity.

(l)   "**CBCA**" means the *Canada Business Corporations Act*, as such statute is amended, re-enacted or replaced from time to time.

(m)   "**Committee**" means the Human Resources and Compensation Committee of the Board or such other committee of the Board as may be appointed by the Board to administer the Plan, provided, however, that if no Human Resources and Compensation Committee is in existence at any particular time and the Board has not appointed another committee of the Board to administer the Plan, all references in the Plan to "Committee" shall, at such time, be in reference to the Board.

(n)   "**Common Shares**" means the common shares in the capital of the Corporation as presently constituted or, in the event of an adjustment contemplated by Section 4.13, such other number or type of securities as the Committee may determine.

(o)   "**Control Change**" means the occurrence of any of:

(i)   the purchase or acquisition of shares of the Corporation and/or securities ("**Convertible Securities**") convertible into or exchangeable for shares of the Corporation or carrying the right to acquire shares of the Corporation as a result of which a person, group of persons or persons acting jointly or in concert, or persons associated or affiliated within the meaning of the CBCA with any such person, group of persons or any of such persons acting jointly or in concert (excluding, for this purpose, any employee benefit or other plan of the Corporation) (collectively, the "**Holders**") beneficially own or exercise control or direction over shares of the Corporation and/or Convertible Securities such that, assuming only the conversion of Convertible Securities beneficially owned by the Holders, the Holders would beneficially own shares which would entitle the holders thereof to cast more than 35% of the votes attaching to all shares in the capital of the Corporation which may be cast to elect directors of the Corporation;

(ii)   Incumbent Directors, including any successor to an Incumbent Director who was elected or appointed by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, ceasing to constitute a majority of the Board;

(iii)   approval by the shareholders of the Corporation of an amalgamation, arrangement, merger or other consolidation of the Corporation with another corporation pursuant to which the shareholders of the Corporation immediately prior thereto do not immediately thereafter own shares of the successor or continuing corporation which would entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation; or

(iv)   a liquidation, dissolution or winding up of the Corporation or a sale, lease or other disposition of all or substantially all the assets of the Corporation other than a sale, lease or other disposition to a subsidiary of the Corporation or which does not result in a change in the ultimate shareholders of the Corporation or such subsidiary.

Notwithstanding the foregoing, to the extent an Award granted to a Participant who is a U.S. Taxpayer is subject to Section 409A, no acceleration of payment shall occur upon a Control Change unless such event constitutes a "change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets of the corporation" within the meaning of Treasury Regulation §1.409A-3(i)(5). If a Control Change does not satisfy §1.409A-3(i)(5), payment timing for U.S. Taxpayers shall remain as otherwise provided under the Plan. See Schedule A for a Section 409A compliant definition.

(p)   "**Control Change Period**" means the period commencing on the date of occurrence of a Control Change and ending on the third anniversary of that date.

(q)   "**Corporation**" means Enerflex Ltd. and its successors and assigns.

(r)   "**Eligible Person**" means a Person entitled to participate in the Plan in accordance with Section 3.2.

(s)   "**Employee**" means an officer or employee of the Corporation or a Related Entity, or such Person as may be so designated by the Committee.

(t)   "**Exchange Act**" means the *Securities Exchange Act of 1934*, as amended from time to time, including the guidance, rules and regulations promulgated thereunder and successor provisions, guidance, rules and regulations thereto.

(u)   "**Fair Market Value**" means, at any date, the volume weighted average price per share at which the Common Shares have traded on the Stock Exchange on which a majority of Common Shares are traded during the last five trading days prior to that date on which at least a board lot of Common Shares has so traded or, if the Common Shares are not then listed and posted for trading on any Stock Exchange, the fair market value per Common Share as determined by the Board in its discretion; and for such purposes, the volume weighted average price per share at which the Common Shares have traded on the TSX, NYSE, or on any other Stock Exchange shall be calculated by dividing (i) the aggregate sale price for all the Common Shares traded on such Stock Exchange during the relevant five trading days by (ii) the aggregate number of Common Shares traded on such Stock Exchange during the relevant five trading days. If applicable, the Committee shall determine Fair Market Value in a manner that satisfies the requirements of Code Section 409A.

(v)   "**Final Payment Date**" means the last date upon which a Participant shall receive a Payment Amount in respect of a Vested Share Unit, which date shall not be later than the 10th Business Day immediately preceding the last Business Day of the third calendar year following the end of the calendar year in respect of which the Participant's services giving rise to the Award were rendered.

(w)   "**Incumbent Director**" means any member of the Board who was a member of the Board immediately prior to the occurrence of the transaction, transactions, elections or appointments giving rise to a Control Change.

(x)   "**Independent Director**" means a director of the Corporation who is independent within the meaning of National Instrument 52-110 – *Audit Committees*, and with respect to Awards issued to a U.S. Employee, a director who is a "non-employee director" within the meaning of Rule 16b-3.

(y)   "**Insider**" means a "**reporting insider**" as defined in National Instrument 55-104 – *Insider Reporting Requirements and Exemptions* and includes associates and affiliates (as such terms are defined in the TSX Company Manual) of such reporting insider or, for a U.S. Employee, a person who is an officer of the Corporation within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(z)   "**Insider Trading Policy**" means any written insider trading policy of the Corporation, as in effect from time to time.

(aa)   "**NYSE**" means the New York Stock Exchange.

(bb) **"Participant"** means an Eligible Person who has been awarded Share Units under the Plan or to whom Share Units have been transferred in accordance with the Plan.

(cc) **"Payment Amount"** means the payment in respect of Vested Share Units to a Participant (or to the liquidator, executor or administrator, as the case may be, of the estate of the Participant) any of (i) Common Shares credited to the Participant's Account issued from treasury of the Corporation; (ii) the Cash Equivalent; or (iii) any combination of (i) or (ii), as determined by the Committee in its sole discretion.

(dd) **"Performance Period"** means the period determined by the Committee at the time any PSU is granted or at any time thereafter over which any performance criteria and any other conditions specified by the Committee with respect to such PSU are to be measured and by which the vesting of the PSU is determined.

(ee) **"Permanently Disabled"** unless the applicable Award Notice states otherwise, shall have the meaning contained in the Corporation's applicable long-term disability plan, or if no such plan exists or the Participant is not eligible to participate in such plan, means that the Participant becomes physically or mentally incapacitated or disabled so that he or she is unable to perform substantially the same services they performed prior to incurring such incapacity or disability. The Corporation, at its option and expense is entitled to retain a physician to confirm the existence of such incapacity or disability, and the determination of such physician is to be binding upon the Corporation and the Participant.

(ff) **"Person"** means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, fund, organization or other group of organized persons, government, government regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

(gg) **"Plan"** means this Share Unit Plan as amended, restated, supplemented or otherwise modified from time to time.

(hh) **"PSU"** means a performance share unit of the Corporation.

(ii) **"Related Entity"** means a Person that is controlled by the Corporation or that is controlled by the same person that controls the Corporation. For purposes of the Exchange Act, Related Entity means a person that is an "affiliate" of the Corporation, as such term is defined in Rule 12b-2 of the Exchange Act.

(jj) **"Retire"** or **"Retirement"** means a normal or early retirement approved by the Board in accordance with the retirement policies or plans of the Corporation, as may be amended from time to time.

(kk) **"RSU"** means a restricted share unit of the Corporation.

(ll) **"Section 409A"** means Section 409A of the U.S. Internal Revenue Code of 1986 and the authority and guidance issued thereunder.

(mm) **"Share Compensation Arrangement"** means a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares to one or more full-time employees, directors, officers, Insiders, or consultants of the Corporation or a Related Entity, including security based compensation arrangements (or equivalent) under the rules of a Stock Exchange, a Common Share issued to a full-time employee, director, officer, Insider, or consultant, the subscription consideration for which is financially assisted by the Corporation or a Related Entity by way of a loan, guarantee or otherwise.

(nn) **"Share Unit"** means an RSU or PSU, representing a unit equivalent in value to a Common Share, credited by means of a bookkeeping entry on the books of the Corporation in accordance with Article 4.

(oo) **"Stock Exchange"** means any stock exchange on which the Common Shares are then listed or posted for trading, and as of the effective date of the Plan means the TSX and the NYSE.

(pp) **"Termination Date"** means:

(i) in the case of a Participant who dies, the date of death; and

(ii) in all other cases, the date designated by the Corporation or a Related Entity in written notice to a Participant, or the date designated by the Participant in written notice to the Corporation or a Related Entity, as the day on which that Participant's employment with the Corporation or the Related Entity (as the case may be) ceases for any reason whatsoever. The Termination Date will be determined without regard to any applicable notice of termination, severance or termination pay, compensation or indemnity in lieu of notice, wrongful or constructive dismissal damages, damages for the failure to provide reasonable notice, or any claim whatsoever by the Participant to any of the foregoing (whether express or implied and whether arising under contract or statute or otherwise at law in any manner).

For U.S. Taxpayers, "Termination Date" shall mean the date of Separation from Service as defined in Schedule A.

(qq) **"TSX"** means the Toronto Stock Exchange.

(rr) **"U.S. Taxpayer"** is defined in Schedule A. Any Award awarded or credited to, or amounts paid to, a U.S. Taxpayer under the terms of this Plan will be determined based on the Fair Market Value on the NYSE; and the Award will be granted in U.S. dollars.

(ss) **"Valuation Date"** means, in respect of PSUs, the last Business Day in the Performance Period and, in respect of RSUs, the applicable date of vesting of RSUs as specified pursuant to this Plan or applicable Award Notice.

(tt) **"Vested Share Units"** means, for any Award, the number of Share Units that have vested in accordance with Sections 4.5 and 4.6.

(uu) **"Vesting Percentage"** is defined in Section 4.6(b).

2.2   Certain Rules of Interpretation

(a)   Whenever the Board or, where applicable, the Committee or any sub-delegate of the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board or the Committee or the sub-delegate of the Committee, as the case may be, subject to the terms of the Plan and the Stock Exchange rules.

(b)   As used herein, the terms "Article" and "Section" mean and refer to the specified Article or Section of this Plan.

(c)   Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)   Unless otherwise specified, all references to money amounts are to Canadian currency.

(e)   A Person (First Person) is considered to "Control" another Person (Second Person) if the First Person, directly or indirectly, has the power to direct the management and policies of the Second Person by virtue of:

(i)   ownership of or direction over voting securities in the Second Person;

(ii)   a written agreement or indenture;

(iii)   being the general partner or Controlling the general partner of the Second Person; or

(iv)   being a trustee of the Second Person.

For purposes of the Exchange Act, "Control" has the meaning ascribed to such term in Rule 12b-2 of the Exchange Act.

ARTICLE 3
ADMINISTRATION

3.1   Administration of the Plan

(a)   Subject to the terms of this Plan, including Sections 3.1(b) and 3.1(c), this Plan will be administered by the Committee and the Committee has sole and complete authority, subject to Stock Exchange rules, in its discretion, to:

(i)   construe and interpret the Plan and any agreement or instrument entered into under the Plan, including any Award Notice, and prescribe, modify and rescind rules and regulations relating to the Plan;

(ii)   exercise rights reserved to the Corporation under the Plan;

(iii)   select Employees and Independent Directors who may receive Awards under the Plan and become Participants, provided that, subject to Section 3.2, Independent Directors shall only receive Awards of RSUs;

(iv)   establish vesting schedules and conditions, Performance Periods, performance measures and objectives, and any other terms applicable to Awards;

(v)   prescribe forms for notices to be prescribed by the Corporation under the Plan; and

(vi)   make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.

The Committee's determinations and actions under this Plan are final, conclusive and binding on the Corporation, the Participants and all other Persons. Without limiting the generality of the foregoing, the Committee shall be entitled to make non-uniform and selective determinations, amendments and adjustments, and to enter into non-uniform and selective Award Notices.

(b)   To the extent permitted by applicable law, the Committee may, from time to time, delegate to any specified officer of the Corporation all or any of the powers of the Committee under the Plan. In such event, the specified officer will exercise the powers delegated to it by the Committee in the manner and on the terms authorized by the Committee. Any such allocation or delegation may be revoked by the Committee at any time. Any decision made or action taken by the Committee or the specified officer arising out of or in connection with the administration or interpretation of this Plan in this context is final, binding and conclusive on the Corporation, any custodian appointed in respect of the Plan, the Participants and all other Persons.

(c)   Notwithstanding Sections 3.1(a) and 3.1(b), oversight and ultimate responsibility for the Plan resides with the Board. At any time and from time to time, the Board may, in its discretion, take any action or make any decision which is otherwise delegated to the Committee pursuant to Section 3.1(a). Nothing herein shall create an inference that an Award is not validly granted under the Plan in the event Awards are granted under the Plan by a compensation committee of the Board that does not at all times consist solely of Independent Directors. Notwithstanding any other provision of the Plan to the contrary, any action or determination specifically affecting or relating to an Award granted to an Independent Director shall be taken, or approved or ratified, by the independent members of the Board or the Committee of the Board.

3.2   Eligibility

All Employees of the Corporation and of any Related Entity are eligible to participate in the Plan. Independent Directors are eligible to receive RSUs only, unless otherwise expressly authorized by the Board. The Committee shall have sole and absolute discretion to determine: (a) which Eligible Persons shall receive Awards under the Plan; (b) the type of Award to be granted (RSUs, PSUs, or a combination thereof); (c) the number of Share Units to be credited under each Award; and (d) the terms and conditions applicable to each Award, subject to the provisions of the Plan. Eligibility to participate in the Plan does not confer upon any Person a right to receive an Award pursuant to the Plan.

3.3   Consistency With Other Agreements

Notwithstanding the general terms and conditions of the Plan and any Award Notice, the terms and conditions of any Award granted under this Plan shall, to the greatest extent possible, be made consistent with the terms and conditions of any written agreement between the Corporation and/or a Related Entity on the one hand and the Participant on the other hand, in so far as such agreement provides for the treatment of share incentives. In the event of any conflict between any such written agreement and this Plan or any Award Notice, this Plan shall govern.

3.4   Taxes

Each Participant shall be solely responsible for personal income tax payable on all amounts received by the Participant in respect of Vested Share Units under the Plan, although the Corporation is authorized to deduct Applicable Withholding Amounts from the payment of such amounts.

3.5   Shares Reserved for Issuance Under the Plan

(a)   The maximum number of Common Shares reserved for issuance, in the aggregate, under this Plan is four percent (4%) of the Common Shares as may be issued and outstanding from time to time (together with those Common Shares issuable pursuant to any other Share Compensation Arrangements of the Corporation) ("**Total Share Reserve**"). The number of Common Shares subject to an Award which has been settled in cash or Common Shares will again be available for issuance under the Plan. To the extent that an Award Notice provides that the Award shall be settled exclusively in cash, no Common Shares shall be counted against the Total Share Reserve. If the Award Notice does not provide for settlement to be exclusively in cash, the Total Share Reserve shall be reduced by the number of Common Shares subject to the settled portion of such Award.

(b)   No Award that can be settled in Common Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Common Shares underlying Awards made under this Plan to exceed the Total Share Reserve. For greater certainty, Section 3.5(a) shall not limit the Corporation's ability to issue Awards that are payable other than in Common Shares issued by the Corporation. Common Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

(c)   The Corporation shall, at all times during the term of this Plan, ensure that the number of Common Shares it is authorized to issue is sufficient to satisfy the requirement of this Plan and any other Share Compensation Arrangements of the Corporation; provided that awards will no longer be granted under any legacy Share Compensation Arrangements of the Corporation.

(d)   If (i) an outstanding Award (or portion thereof) under this Plan expires or is forfeited, surrendered, cancelled, redeemed, or otherwise terminated for any reason without having been settled in full, or settled or redeemed for cash; or (ii) if Common Shares acquired pursuant to an Award subject to forfeiture, cancelled, disgorgement or clawback are forfeited, cancelled, disgorged or clawed-back, (excluding Common Shares forfeited or cancelled for the purpose of satisfying any tax withholding obligation), the Common Shares covered by such Award, if any, will again be available for issuance under the Plan. Common Shares will not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

(e)   For the purposes of Section 3.5(a), in the event that the Corporation cancels or purchases to cancel any of its issued and outstanding Common Shares and, as a result of such cancellation or purchase, the Common Shares issuable under the Plan exceed the maximum number of Common Shares set out in Section 3.5(a), no approval of the shareholders of the Corporation shall be required for the issuance of Common Shares on the settlement of any Awards which were granted prior to such cancellation or purchase.

(f)   Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Corporation or with which the Corporation combines ("**Substitute Awards**"). Substitute Awards shall not be counted against the Total Share Reserve.

3.6   Limits with Respect to Insiders

(a)   The maximum number of Common Shares issuable by the Corporation to Participants who are Insiders, at any time, under this Plan and any other proposed or established Share Compensation Arrangement of the Corporation, shall not exceed four percent (4%) of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(b)   The maximum number of Common Shares issued by the Corporation to Participants who are Insiders, within any one-year period, under this Plan, and any other proposed or established Share Compensation Arrangement of the Corporation, shall not exceed four percent (4%) of the Common Shares issued and outstanding from time to time (calculated on a non-diluted basis).

(c)   The maximum aggregate number of Common Shares that may be to subject Awards granted in any calendar year to any one director of the Corporation shall not exceed a total value of $150,000 (calculating the value of any Award based on the grant date Fair Market Value for financial reporting purposes).

3.7   Compliance with Shares Reserved and Insider Participation Limits

(a)   For the purposes of monitoring compliance with the limitations set forth in Section 3.5 and Section 3.6, (i) a Vesting Percentage of 100% will be assumed for any PSUs; and (ii) it will be assumed that all granted PSUs and RSUs will be settled by the issuance of Common Shares from treasury notwithstanding the Corporation's right to settle PSUs and RSUs for the Cash Equivalent.

(b)   Notwithstanding any other provision, the Corporation shall not be required to issue Common Shares upon settlement of any Award to the extent such issuance would (i) exceed the maximum number of Common Shares then available for issuance under the Plan and all other Share Compensation Arrangements of the Corporation, or (ii) contravene TSX insider participation limits or other applicable law. Any portion not so settled in Common Shares shall be settled for the Cash Equivalent.

3.8   Award Conditions

(a)   The Corporation may require, as a condition to the delivery of Common Shares under an Award, such representations or agreements with the applicable Participant as counsel for the Corporation may consider appropriate to avoid violation of applicable securities laws. Any Common Shares required to be issued to Participants under the Plan will be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or delivery of share certificates. In the event that the Committee determines that share certificates will be issued to Participants under the Plan, the Committee may, on advice of counsel, require that certificates evidencing Common Shares issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Common Shares, and the Corporation may hold the share certificates pending lapse of the applicable restrictions.


ARTICLE 4
AWARDS


4.1   Awards, General

(a)   Subject to the provisions of the Plan and such other terms and conditions as the Committee or the Board may prescribe, the Committee may, from time to time, award Share Units to any Eligible Person by crediting such Share Units to an Account maintained in the name of the Participant. Each award of Share Units shall be made as a bonus for services rendered by the Participant in the year of service specified in the applicable Award Notice. The number of Share Units to be credited to each Participant's Account shall be determined by dividing: (a) the dollar amount of the bonus compensation that the Committee or the Board, in its discretion, determines to be paid to the Participant as Share Units, by (b) the relevant Fair Market Value per Common Share on the Award Date. Any fractional Share Units resulting from such calculation shall be rounded down to the nearest whole number with no consideration payable in respect of any fraction of a Share Unit.

(b)   Share Units awarded under this Plan are not intended to constitute a part of a Participant's regular employment compensation. To the maximum extent permissible under applicable law, no value will be attributed to any unvested Share Units awarded under this Plan, or any potential award of Share Units under this Plan, as part of any calculation of a Participant's notice of termination, severance or termination pay, or compensation or indemnity in lieu of notice, wrongful or constructive dismissal damages, damages for the failure to provide reasonable notice, or any claim whatsoever by the Participant to any of the foregoing (whether express or implied and whether arising under contract or statute or otherwise at law in any manner).

(c)   The Plan provides for two types of Awards: (a) Restricted Share Units (RSUs), which vest based on continued service or other time-based conditions; and (b) Performance Share Units (PSUs), which vest based on certain performance criteria as determined by the Committee. Each PSU and RSU, upon vesting, entitles the Participant to receive, (1) a fully paid up Common Share issued by the Corporation, (2) the Cash Equivalent, or (3) a combination thereof, as the case may be, all pursuant and subject to such restrictions and conditions as the Committee may determine at the time of grant.

(d)   Subject to the provisions herein set forth and any shareholder, regulatory or Stock Exchange approval which may be required, the Committee shall, from time to time, in its sole discretion, determine the relevant conditions and vesting provisions of Share Units (including any performance criteria for vesting in the case of PSUs), subject to the terms and conditions prescribed in this Plan and in the applicable Awards Notice.

4.2   Award Notice

All Awards under Section 4.1 of this Plan will be evidenced by Award Notices. Such Award Notices will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee or the Board may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Notice to each Participant.

4.3   Credits for Dividends

A Participant's Account shall be credited with additional Share Units as of each date on which any cash dividends are paid on Common Shares (if any), in respect of Share Units held in the Account as of the applicable dividend record date. Such additional Share Units shall be awarded as a bonus for services rendered by the Participant in the year any such cash dividends are paid. The number of additional Share Units to be credited to a Participant's Account shall be computed by dividing: (a) the dividends that would have been paid to such Participant if each Share Unit in the Participant's Account on the relevant dividend record date had been one Common Share, by (b) the relevant Fair Market Value of the Common Shares determined as of the date of payment of such dividend. Any fractional Share Units resulting from such calculation shall be rounded down to the nearest whole number with no consideration payable in respect of any fraction of a Share Unit. Any such additional Share Units credited to the Participant's Account shall vest in proportion to and shall be paid under Sections 4.5 and 4.6 in the same manner as the Share Units to which they relate; provided that such additional Share Units shall be subject to any performance conditions that apply to any underlying Award of PSUs to which they relate. Notwithstanding anything in this Section to the contrary, no such cash dividends shall be paid on any portion of any Award under the Plan that is not vested, or, in the event that payment or settlement of an Award is contingent on achievement of performance criteria, for which the performance criteria have not been achieved. As a result, the foregoing does not oblige the Corporation to pay dividends on Common Shares and nothing in this Plan shall be interpreted as creating such an obligation.

4.4   Reporting of Share Units

Statements of Share Unit accounts will be provided to Participants on an annual basis or made available on an ongoing basis by any Plan administrator.

4.5   Vesting of RSUs

Unless otherwise specified by the Committee on the Award Date, and reflected in the Award Notice, and except as otherwise provided in this Plan, each Award of RSUs will vest on the dates (each a "**Vesting Date**") as follows (a) one-third (33⅓%) on the first anniversary of the Award Date; (b) one-third (33⅓%) on the second anniversary of the Award Date; and (c) one-third (33⅓%) on the third anniversary of the Award Date, provided, however, that any payments and/or settlements shall occur no later than the Final Payment Date.

4.6   Vesting of PSUs

(a)   With respect to each Award of PSUs, the Committee or Board may, in its discretion, at any time after the Award Date and prior to the payment of the Award, make adjustments to the performance measures and objectives and their weightings where a relevant indicator of performance no longer exists, has materially changed or is no longer relevant to the Corporation's business or to take into consideration other significant external challenges and opportunities.

(b)   Within sixty (60) days following the completion of a Performance Period applicable to an Award of PSUs (and in any event, prior to the Final Payment Date), the Committee or Board shall assess the performance in light of the measures identified and the objectives set for such Performance Period. The Committee or Board shall then determine the percentage, not to exceed two hundred percent (200%), of performance achieved during the Performance Period (the "**Vesting Percentage**") applicable to the Awards. In making its determination, the Committee or Board may set the Vesting Percentage at a higher percentage (not to exceed two hundred percent (200%)) than would have resulted based solely on the performance measures and objectives.

(c)   Upon the Committee determining the Vesting Percentage in respect of an Award of PSUs, a Participant who was still in the active employment of the Corporation or Related Entity as of the settlement date determined under Section 4.7 shall have a number of those PSUs become "Vested Share Units" calculated by multiplying the number of PSUs credited to the Participant in respect of such Award (including related dividend equivalents) and the Vesting Percentage determined pursuant to Section 4.6(b).

(d)   Where the Vesting Percentage is less than 100%, a number of PSUs shall expire immediately and shall no longer be recorded in the account of the Participant, such number to be calculated in accordance with the following formula:

(100% minus A) * B

where A is equal to the Vesting Percentage and B is equal to the number of PSUs granted to the Participant relating to the Award.

4.7   Award Settlement

(a)   Subject to the other terms of the Plan, all Vested Share Units shall be settled as soon as practicable following the applicable Vesting Date (in the case of RSUs) or determination of the Vesting Percentage (in the case of PSUs), but in all cases no later than the earlier of: (a) thirty (30) days following the applicable Vesting Date (in the case of RSUs) or determination event (in the case of PSUs); and (b) the Final Payment Date. Notwithstanding the foregoing, any Participant who is a U.S. Taxpayer who is entitled to payment under Sections 4.5 or 4.6 must be paid within two and one-half months after the end of the calendar year in which the Vesting Date occurs or Performance Period ends, as applicable, and no later than the end of such calendar year. Subject to Section 4.7(c), Vested Share Units shall be settled for the Payment Amount in accordance with the following:

(i)   in the case of settlement of Share Units for their Cash Equivalent, the Corporation shall deliver a cheque or wire transfer of immediately available funds or any other form of payment deemed acceptable by the Committee to the Participant representing the Cash Equivalent; or

(ii)   in the case of settlement of Share Units for Common Shares, the Corporation shall issue Common Shares to the Participant.

As of the date such payment is made, the Share Units upon which the Payment Amount was based shall be cancelled and no further payments shall be made to the Participant under the Plan in relation to such Share Units.

(b)   No discretionary determination by the Corporation in terms of Section 4.6(a) shall be permitted to be made during any Blackout Period, and any determination so made during any Blackout Period shall be null and void.

(c)   The Corporation shall deduct from the Payment Amount of Common Shares (including, in the case of settlement of Share Units for Common Shares, the Corporation may cause a sale of Common Shares on behalf of a Participant and deduct from such sale proceeds), and may deduct from other amounts payable to a Participant, an amount equivalent to the amount of taxes and other amounts as the Corporation may be required by law to withhold, as the Corporation determines (the "**Applicable Withholding Amounts**").

4.8   Resignation or Termination

(a)   Notwithstanding Sections 4.5, 4.6, and 4.7 and subject to any express resolution passed by the Committee or Board and Section 4.8(b), if:

  (i)   a Participant's employment or service as an Employee of the Corporation or a Related Entity is terminated whether by lawful termination or unlawful termination, with or without notice, including constructive dismissal;

  (ii)   a Participant resigns from employment with the Corporation or a Related Entity (except in the circumstances contemplated in Section 4.9); or

  (iii)   a Participant Retires,

  then any Share Units credited to the Participant under the Plan that have not yet vested on or before the Termination Date are forfeited and cancelled effective on the Termination Date and shall terminate without payment and shall be of no further force or effect from and after the Termination Date. For greater clarity, the Termination Date will be determined as set forth in Section 2.1(pp) without regard to any notice period applicable in any notice of termination, severance or termination pay, compensation or indemnity in lieu of notice, later determinations regarding wrongful or constructive dismissal damages, damages for the failure to provide reasonable notice, or any claim whatsoever by the Participant to any of the foregoing (whether express or implied and whether arising under contract or statute or otherwise at law in any manner). The Payment Amount in respect of the Participant's Vested Share Units shall be within sixty (60) days after the Termination Date and, in any event, no later than the Final Payment Date.

(b)   Notwithstanding Section 4.8(a), in the event a Participant's employment is terminated without Cause, including by way of constructive dismissal, any unvested Share Units which, but for the Participant's termination without Cause, would have become Vested Share Units as of the Termination Date shall, for the purposes of Sections 4.5, 4.6, 4.7(a) be deemed to have become Vested Share Units, on a pro rata basis on the Termination Date and the Participant shall be entitled to the Payment Amount in respect of such Vested Share Units in accordance with Sections 4.5, 4.6, and 4.7.

(c)   The pro rata calculation contemplated in Section 4.8(b) shall be based on the number of:

  (i)   Unvested PSUs as of the Termination Date multiplied by the performance measure achieved for the Performance Period related to that grant. Where available, the actual performance measure achieved is used for the Performance Period. Where not available, performance of 100%, or such higher percentage (not to exceed 200%) as may be determined by the Committee or Board will be used. This number is further multiplied by the percentage of each grant vested (using calendar days) from the Award Date to the Termination Date and days away from the date the Award would become Vested Share Units.

(ii) Unvested RSUs scheduled to vest on the next Vesting Date multiplied by the percentage of the current tranche earned (using calendar days) from the last Vesting Date (or Award Date if first tranche) to the Termination Date. This number is calculated as follows: Where available, the actual number of RSUs scheduled to vest on the next Vesting Date is used. This number is further multiplied by the fraction of the current vesting period completed, calculated by dividing the number of calendar days from the last Vesting Date (or Award Date if first tranche) to the Termination Date by the total number of days in the current vesting period (typically 365 or 366). All remaining unvested RSUs beyond the active tranche shall be forfeited and cancelled as of the Termination Date.

(d) Notwithstanding Section 4.8(a), within thirty (30) days of a termination described in Section 4.8(a)(i) or Section 4.8(a)(iii), the Committee or Board may in its discretion, and subject to the Participant executing a release of claims against the Corporation or any Related Entity under 4.8(a)(i) (in a form acceptable to the Committee) and not, thereafter, revoking such release:

(i) accelerate the vesting of all or any portion of the Participant's Share Units and establish a payment date therefor; or

(ii) determine that such Participant shall continue to be a Participant under the Plan, but only in respect of their existing outstanding Share Units and subject to such terms and conditions (including vesting or timing of settlement of any awards of Share Units) if any, established by the Committee in its discretion.

4.9 Leave of Absence

(a) Notwithstanding Sections 4.5, 4.6, and 4.7 and subject to any express resolution passed by the Committee or Board, upon a Participant commencing an Approved Leave of Absence:

(i) any new Awards shall be subject to the Committee or Board's discretion; and

(ii) any unvested Share Units shall continue to vest and pay out in accordance with Sections 4.5, 4.6, and 4.7.

(b) Where a Participant on an Approved Leave of Absence does not resume a position with the Corporation or a Related Entity within 60 days following the end of the Approved Leave of Absence, any Share Units granted to such Participant under the Plan which have not yet vested by the end of such 60 day period shall terminate without payment and shall be of no further force or effect from and after that date.

(c) Notwithstanding Sections 4.9(a) and 4.9(b), and subject to any express resolution passed by the Committee or Board, for any Participant who is on an Approved Leave of Absence as a result of disability and is determined to be Permanently Disabled, all unvested Share Units will immediately vest. For RSUs, the Payment Amount shall equal the number of vested RSUs multiplied by the Fair Market Value as of the Permanent Disability date. For PSUs, the Payment Amount shall equal the number of PSUs multiplied by the Vesting Percentage determined based on actual performance where available, or 100% if not available (or such higher percentage not to exceed 200% as determined by the Committee), and then multiplied by the Fair Market Value as of the Permanent Disability date. The Payment Amount in respect of the Participant's vested PSUs shall be the earlier of (i) within sixty (60) days after the Permanent Disability date, and (ii) the Final Payment Date.

(d)   In the event a Participant takes a leave of absence, other than an Approved Leave of Absence, all Share Units granted to the Participant under the Plan that have not then vested shall terminate and be null and void, subject to the Committee or Board's sole and absolute discretion to determine otherwise and applicable law.

4.10   Death of Participant

Notwithstanding Sections 4.5, 4.6, and 4.7, upon the death of a Participant, all Share Units granted to the Participant under the Plan which have not, as of the date of the death of the Participant, become Vested Share Units shall immediately become Vested Share Units and, for such purpose, the Vesting Percentage shall be calculated based on the most recently completed fiscal quarters or years since the Award Date. The Valuation Date shall be the last day of the most recently completed fiscal quarter of the Corporation and payment shall be made within sixty (60) days after the death of the Participant, and (ii) no later than the Final Payment Date.

4.11   Control Change

(a)   In the circumstances where the Corporation has entered into an agreement relating to a transaction which, if completed, would result in a Control Change, the Corporation shall give written notice of the proposed transaction to the Participants, together with a description of the effect of such Control Change on outstanding Share Units. Such notice shall be given not less than 10 Business Days prior to the closing of the transaction resulting in the Control Change.

(b)   Notwithstanding anything else in this Plan or any Award Notice, the Committee may, in connection with a Control Change and at its sole discretion and without the consent of any Participant:

     (i)   take such steps as are necessary or desirable to cause the conversion or exchange of any outstanding Share Units into or for, rights or other securities of substantially equivalent value (or greater value), as determined by the Committee in its discretion, in any entity participating in or resulting from a Control Change; or

     (ii)   accelerate the vesting of any or all outstanding Share Units to provide that such outstanding Share Units shall be fully vested upon (or immediately prior to) the completion of the transaction resulting in the Control Change, provided that the Committee provide clear rationale for the treatment of Awards in such case. If such acceleration is made, then such Vested Share Units shall be paid on the earlier of (A) the date of the Control Change, (B) the payment date resulting from the determination of the Vesting Percentage (pursuant to 4.6(b), or (C) the Final Payment Date.

4.12   Termination During the Control Change Period

Notwithstanding anything else in this Plan, including Section 4.8, and subject to the terms of a Participant's employment agreement or Award Notice, as applicable, if, before any Share Units become Vested Share Units, the employment of the Participant with the Corporation or with a Related Entity is terminated by the Corporation or the Related Entity, as the case may be, such that the Participant is no longer an Employee, in circumstances where such termination was for any reason other than death, Retirement, or termination for Cause, and such termination occurs:

    (i)   subsequent to a Control Change and during the Control Change Period; or

    (ii)   prior to the date on which a Control Change occurs and it is reasonably demonstrated that such termination:

        (A)   was at the request of a third party who has taken steps reasonably calculated to effect a Control Change; or

        (B)   otherwise arose in connection with or anticipation of a Control Change,

then the unvested part of such Share Units shall vest on the Termination Date at a Vesting Percentage of 100%, or such higher percentage as may be determined by the Committee, and shall be payable as soon as practicable after the Termination Date in accordance with Section 4.7 except that for purposes of such section the Valuation Date shall be the Termination Date.

4.13   Adjustments to Share Units

Subject to any necessary Stock Exchange approval, in the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Common Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Corporation or other distribution of the Corporation's assets to shareholders (other than the payment of dividends in respect of the Common Shares as contemplated by Section 4.3), the Account of each Participant and the Share Units outstanding under the Plan shall be adjusted in such manner, if any, as the Committee may in its discretion deem appropriate to preserve, proportionally, the interests of Participants under the Plan.

4.14   Discretion to Permit Vesting

Notwithstanding anything contained in this Article 4, the Committee or Board may, in its discretion, at any time, permit: (a) the vesting of any or all Share Units held by a Participant, and (b) payment of the Payment Amount in respect of such Share Units in the manner and on the terms authorized by the Committee, provided however that: (x) if the affected Share Units are held by a U.S. Taxpayer, then the payment shall be made in such a manner that does not cause the Share Units to fail to comply with Section 409A or an exemption thereto; and (y) the Committee will not, in any case, authorize the payment of a Payment Amount pursuant to this Section 4.14 beyond the Final Payment Date applicable to the particular Award.

ARTICLE 5
GENERAL

5.1   Use of an Administrative Agent and Trustee

The Committee may in its sole discretion appoint from time to time one or more entities to act as administrative agent or trustee to administer the Awards granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Awards granted under the Plan, the whole in accordance with the terms and conditions determined by the Committee in its sole discretion. The Corporation and the administrative agent will maintain records showing the number of Awards granted to each Participant under the Plan.

5.2   Special Provisions for U.S. Taxpayers

Schedule A is incorporated by reference with respect to U.S. Taxpayers.

5.3   Amendment, Suspension, or Termination of Plan

(a)   Subject to Section 5.3(b) the Committee may suspend or terminate the Plan at any time, or from time to time amend or revise the terms of the Plan or any granted Awards without the consent of the Participants, provided that such suspension, termination, amendment or revision shall:

(i)   not adversely alter or impair the rights or tax treatment of any Participant, without the consent of such Participant except as permitted by the provisions of the Plan;

(ii)   be in compliance with applicable law and with the prior approval, if required, of the shareholders of the Corporation, a Stock Exchange or any other regulatory body having authority over the Corporation; and

(iii)   be subject to shareholder approval, where required by law or the requirements of a Stock Exchange, provided that the Committee may, from time to time, in its absolute discretion and without approval of the shareholders of the Corporation make the following amendments to this Plan or any granted Awards:

(A)   any amendment to the vesting provision, if applicable, of the Awards;

(B)   any amendment to the expiration date of an Award that does not extend the terms of the Award past the original date of expiration of such Award;

(C)   any amendment regarding the effect of termination of a Participant's employment or engagement;

(D)   any amendment to the terms and conditions of grants of PSUs or RSUs, including the performance criteria, as applicable, vesting periods, settlement date and other terms and conditions with respect to the Awards;

(E)   any amendment which accelerates the date on which any Award may be exercised or payable, as applicable, under the Plan;

(F) any amendment to the definition of a Participant under the Plan, it being understood that, as applicable, any amendment aimed at expanding the scope of Persons that may be eligible under the Plan will not be made without obtaining the approval of the shareholders of the Corporation as may be required under the rules of any Stock Exchange on which the Common Shares are listed at the applicable time;

(G) any amendment necessary to comply with applicable law or the requirements of a Stock Exchange or any other regulatory body;

(H) any amendment of a "housekeeping" nature, including to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan;

(I) any amendment regarding the administration of the Plan;

(J) any amendment to add a provision permitting the grant of Awards settled otherwise than with fully paid up Common Shares issued by the Corporation or their Cash Equivalent; and

(K) any other amendment that does not require the approval of the shareholders under Section 5.3(b).

(b) Notwithstanding Section 5.3(a), the Committee shall be required to obtain shareholder approval to make the following amendments:

(i) any amendment to increase the maximum number of Common Shares issuable pursuant to the Plan, either as a fixed number or fixed percentage of outstanding capital represented by such Common Shares;

(ii) any amendment which increases the length of the period after a Blackout Period during which Awards or any rights pursuant thereto may be exercised;

(iii) any extension of the term of an Award beyond the original expiry date;

(iv) any amendment which increases the maximum number of Common Shares that may be issuable to Insiders at any time pursuant to the Insider participation limit;

(v) any amendment which would allow for the transfer or assignment of Awards under the Plan, other than for normal estate settlement purposes; and

(vi) any amendment to the amendment provisions of the Plan;

provided that Common Shares held directly or indirectly by Insiders benefiting from the amendments shall be excluded when obtaining such shareholder approval if required pursuant to the rules of any Stock Exchange.

(c) The Committee may, by resolution, advance the date on which any Award may be payable or, subject to applicable regulatory provisions, including any rules of a Stock Exchange extend the expiration date of any Award, in the manner to be set forth in such resolution. The Committee shall not, in the event of any such advancement or extension, be under any obligation to advance or extend the date on or by which any PSU or RSU may remain outstanding by any other Participant.

5.4   Compliance with Laws

The administration of the Plan shall be subject to and made in conformity with all applicable laws and any regulations of a duly constituted regulatory authority.

5.5   Participant's Entitlement

Except as otherwise provided in this Plan, Share Units previously granted under this Plan, whether or not then vested, are not affected by any change in the relationship between, or ownership of, the Corporation and a Related Entity. For greater certainty, all Share Units remain valid in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, a Related Entity ceases to be a Related Entity.

5.6   Reorganization of the Corporation

The existence of any Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation's capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

5.7   Assignment

Rights and obligations under the Plan may be assigned by the Corporation to a successor in the business of the Corporation, any company resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any corporation acquiring all or substantially all of the assets or business of the Corporation.

5.8   Share Units Non-Transferable

Share Units are non-transferable and non-assignable. Certificates representing Share Units will not be issued by the Corporation.

5.9   Participation is Voluntary; No Additional Rights

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or service nor a commitment on the part of the Corporation to ensure the continued employment or service of such Participant. Nothing in this Plan shall be construed to provide the Participant with any rights whatsoever to participate or to continue participation in this Plan, or to compensation or damages in lieu of participation, whether upon termination of the Participant's employment or otherwise. The Corporation does not assume responsibility for the personal income tax liability or other tax consequences for the Participants, and they are advised to consult with their own tax advisors.

5.10   Securities Law Compliance

(a)   The Plan (including any amendments to it), the terms of the grant of any Award under the Plan, the grant of any Award and the Corporation's obligation to deliver Common Shares in respect of any Awards, shall be subject to all applicable federal, provincial, territorial, state and foreign laws, rules and regulations, the rules and regulations of a Stock Exchange, the Exchange Act, and to such approvals by any regulatory or governmental agency as may, as determined by the Corporation, be required. If the Corporation is unable to obtain from any such regulatory commission or agency the authority which counsel for the Corporation deems necessary for the lawful issuance and sale of Share Units under the Plan, the Corporation shall be relieved from any liability for failure to issue and sell Share Units in connection with such Awards unless and until such authority is obtained, and the Corporation shall not be obliged by any provision of the Plan or the grant of any Award hereunder to issue, sell or deliver Common Shares in violation of such laws, rules and regulations, the Exchange Act, or any condition of such approvals.

(b)   No Awards shall be granted, and no Common Shares shall be issued, sold or delivered hereunder, where such grant, issue, sale or delivery would require registration of the Plan or of the Common Shares under the securities laws of any jurisdiction or the filing of any prospectus for the qualification of same thereunder unless such registration, filing or qualification shall have occurred, or the Corporation has determined, in its sole discretion, to complete such registration, filing or qualification. Any purported grant of any Award or purported issue or sale of Common Shares hereunder in violation of this provision shall be void.

(c)   Common Shares issued, sold or delivered to Participants under the Plan may be subject to limitations on sale or resale under applicable securities laws.

(d)   If Common Shares cannot be issued or delivered to a Participant upon the settlement of an Award due to legal or regulatory restrictions, the obligation of the Corporation to issue or deliver such Common Shares shall terminate.

5.11   No Shareholder Rights

Under no circumstances shall Share Units be considered Common Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares or other securities of the Corporation, nor shall any Participant be considered the owner of Common Shares by virtue of the Award of Share Units.

5.12   Unfunded and Unsecured Plan

Unless otherwise determined by the Board, the Plan shall be unfunded, and the Corporation will not secure its obligations under the Plan. To the extent any Participant or his or her estate holds any rights by virtue of a grant of Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

5.13   Market Fluctuations

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of Common Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation makes no representations or warranties to Participants with respect to the Plan or the Common Shares whatsoever. In seeking the benefits of participation in the Plan, a Participant agrees to accept all risks associated with a decline in the market price of Common Shares.

5.14   Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer to the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian in respect of the Plan and any other third parties in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant's behalf.

5.15   Indemnification

Every director of the Corporation and of the Related Entities and any Person acting pursuant to authority delegated by the Board of Committee hereunder will at all times be indemnified and saved harmless by the Corporation from and against all costs, charges and expenses whatsoever including any income tax liability arising from any such indemnification, that such Person may sustain or incur by reason of any action, suit or proceeding, taken or threatened against the Person, otherwise than by the Corporation, for or in respect of any action or determination taken or made in good faith in the administration, interpretation, construction or application of the Plan or any Award granted hereunder, such costs, charges and expenses to include any amount paid to settle such action, suit or proceeding or in satisfaction of any judgment rendered therein.

5.16   Recoupment

All Share Units are subject to the Corporation's Incentive Compensation Recovery Policy as in effect from time to time and, in accordance with such policy, Payment Amounts may be required to be repaid to the Corporation by a Participant after they have been paid to the Participant. The action permitted to be taken by the Board under this Section 5.16 is in addition to, and not in lieu of, any and all other rights of the Board and/or the Corporation under applicable law and shall apply notwithstanding anything to the contrary in the Plan.

5.17   Effective Date of the Plan

This Plan becomes effective on a date to be determined by the Board, subject to any required shareholder approval.

5.18   Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Alberta and the laws of Canada applicable therein, without regard to principles of conflict of laws.

5.19   Approval

Initially adopted by the Board on February 25, 2026.

SCHEDULE "A"
RULES APPLICABLE TO U.S. TAXPAYERS

This Schedule A modifies the terms of the Plan and applies to Participants who are U.S. Taxpayers to the extent their Awards may be subject to taxation in the United States. Terms defined in the Plan and used herein shall have the meanings set forth in the Plan document, as amended from time to time.

"**U.S. Taxpayer**" means a Participant whose compensation from the Corporation or any of Related Entity is subject to Section 409A.

Notwithstanding any provision of the Plan to the contrary, for purposes of the Plan, for U.S. Taxpayers, "**Termination Date**" means the date that such U.S. Taxpayer has a Separation from Service as defined in United States Treasury Regulation Section 1.409A-1(h).

1. Exemption from Section 409A.

Notwithstanding any provision of the Plan to the contrary, it is intended that Awards granted under the Plan to U.S. Taxpayers be exempt from Section 409A, by reason of the short-term deferral exemption found in Treasury Regulation Section 1.409A-1(b)(4), and all provisions of the Plan shall be construed and interpreted in a manner consistent with this intent, to the extent possible. Each U.S. Taxpayer is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Taxpayer in connection with the Plan (including any taxes and penalties under Section 409A). However, the Corporation does not warrant that the Plan will be exempt from or comply with Section 409A with respect to any Participant or with respect to any Payment Amount. In no event shall the Corporation nor any director, officer, or employee of the Corporation nor any member of the Committee be liable for (or have any obligation to indemnify or hold harmless any U.S. Taxpayer for) any additional tax, interest, or penalty incurred by a Participant as a result of the Plan's failure to satisfy the requirements of Section 409A, or as a result of the Plan's failure to satisfy any other requirements of applicable tax laws.

2. Extension.

Section 4.8(c) shall not be applicable for any U.S. Taxpayer to the extent that it would result in the Award being subject to Section 409A.

3. Adjustments to Share Units.

Notwithstanding the Plan or any provision of the Award Notice to the contrary, in connection with any adjustment to the Share Units covered by an Award (including under Section 4.11), the adjustment shall be effected in a manner intended to keep the Award exempt from or compliant with Section 409A.

4. Amendment of Schedule.

The Board shall retain the power and authority to amend or modify this Schedule to the extent the Board in its discretion deems necessary or advisable to comply with Section 409A. Such amendments may be made without the approval of any U.S. Taxpayer.

5. Non-transferability of Awards.

Notwithstanding any provision of the Plan, except as otherwise set forth in the applicable Award Notice, no PSU or any interest or participation therein may be transferred (other than by will or by the laws of descent and distribution) if such transfer would result in the imposition of penalty taxes under Section 409A.

6. Distributions to Specified Employees.

In the event a payment provided for under the Plan to a Participant who is a U.S. Taxpayer is (A) determined to be subject to Section 409A, rather than exempt, as intended, (B) such payment is payable as a result of the Participant's Separation from Service and (C) such Participant is determined to be a Specified Employee, such payment shall be delayed until the date which is 6 months after such Participant's Separation from Service (or, if earlier, the date of such Participant's death). Following the foregoing, all such delayed payments shall be made to the Participant (or the Participant's estate, as the case may be) in a lump sum on or as soon as reasonably practicable following the earliest possible payment date. "Specified Employee" means a U.S. Taxpayer who meets the definition of "specified employee", as defined in Section 409A(a)(2)(B)(i) of the *U.S. Internal Revenue Code* of 1986.

7. Control Change

Notwithstanding any provision of the Plan to the contrary, for purposes of the Plan, for U.S. Taxpayers whose Award (or a feature of an Award) is subject to Section 409A and not otherwise exempt, and payment is accelerated upon a Control Change, payment shall only made upon the occurrence of any of the following events, as defined in Treasury Regulation §1.409A-3(i)(5):

(a) Change in Ownership: A person or group acquires ownership of stock of the Corporation that, together with stock already held, represents more than 50% of the total fair market value or total voting power of the Corporation.

(b) Change in Effective Control:

(i) A person or group acquires ownership of stock of the Corporation possessing 30% or more of the total voting power of the Corporation during a 12-month period; or

(ii) A majority of the members of the Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the incumbent Board.

(c) Change in Ownership of Substantial Assets: A person or group acquires assets from the Corporation having a total gross fair market value equal to or greater than 40% of the total gross fair market value of all of the Corporation's assets immediately prior to such acquisition.

For clarity, these definitions shall be interpreted in accordance with Treasury Regulation §1.409A-3(i)(5) and related guidance. No other event shall constitute a Change in Control for purposes of Section 409A.

8. Compliance

Notwithstanding any other provision of the Plan or this Schedule A, if a Participant is, in respect of an Award, subject to taxation under both the *Income Tax Act* (Canada) and Section 409A of the U.S. Internal Revenue Code, the Committee shall have the authority to administer, interpret and, where necessary, modify the terms of such Award (including the timing of vesting, settlement and any related definitions) in order to ensure compliance with the applicable requirements of both Canadian and U.S. tax law, provided that the settlement of the Award occurs no later than the Final Payment Date.

APPENDIX D – MEETING AND VOTING INFORMATION

Your participation at the meeting is important. Please read the following information carefully for details on how to vote and to participate at the meeting or how to appoint a proxyholder to vote your Enerflex common shares.

ATTENDING THE MEETING

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the virtual meeting will be able to ask questions. Guests (including Beneficial Shareholders who have not duly appointed themselves as proxyholder) can log in and listen to the meeting but will not be able to vote or ask questions during the meeting.

Attending the Virtual Meeting

Step 1: Log in online at **https://virtual-meetings.tsxtrust.com/1866**. We recommend you log in at least thirty (30) minutes before the meeting starts. It is important you remain connected to the internet for the duration of the meeting.

Step 2: Follow these instructions:

➢ *Registered shareholders***:** Click "I have a control number" and then enter your 13-digit control number and password **enerflex2026** (case sensitive). The control number is located on the form of proxy or in the e-mail notification you received from TSX Trust Company.

➢ *Duly appointed proxyholders***:** Click "I have a control number" and then enter your 13-digit control number and password **enerflex2026** (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust Company as described below will receive a control number by e-mail from TSX Trust Company after the proxy voting deadline has passed.

➢ *Guests***:** Click "Guest" and then follow the instructions to complete the online form.

Attending the meeting online requires that you remain connected to the internet during the meeting to participate and vote your Enerflex common shares when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the meeting and complete the applicable log-in procedure. You will need the latest version of Chrome, Safari, Edge, or Firefox. Please ensure your browser is compatible by logging in early. **DO NOT USE INTERNET EXPLORER**.

CAUTION: Internal network security protocols including firewalls and VPN connections may block access to the virtual platform. If you are experiencing any difficulty connecting or attending the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to the security settings of your organization.

HOW TO VOTE PRIOR TO THE MEETING

Shareholders of record as of the close of business on the Record Date may vote in advance of the meeting by completing the form of proxy or voting instruction form, as applicable, in accordance with the instructions provided therein and as summarized below.

Shareholder Type	Registered Shareholders	Beneficial Shareholders
Registered / Beneficial Shareholders	You are a registered Shareholder ("**Registered Shareholder**") if you hold a share certificate in your name or your Enerflex common shares are recorded electronically in the direct registration system (DRS).	You are a non-registered Shareholder (a "**Beneficial Shareholder**") if you beneficially own Enerflex common shares that are held in the name of an intermediary, such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan, or similar plan. In many cases, Enerflex common shares owned by a Beneficial Shareholder are registered either in the name of an intermediary that the Beneficial Shareholder deals with, or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant.
Voting by Proxy	Whether or not you attend the virtual meeting, you can appoint someone else to attend and vote your Enerflex common shares as your proxyholder. To vote by proxy in advance of the meeting, use the form of proxy that is provided to you. The people named in the form of proxy and voting instruction form, as applicable, are directors and officers of Enerflex. **You have the right to appoint a person other than the persons designated in the form of proxy and voting instruction form, as applicable, and who need not be a Shareholder, to represent you at the meeting.** Ensure that your completed proxy is received by TSX Trust Company no later than 1:30 pm (MDT) on May 4, 2026, or no later than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the meeting if it is adjourned or postponed, by one of the following methods: **By Internet:** www.meeting-vote.com. You will be required to enter the 13-digit control number located on your proxy.	To vote by proxy in advance of the meeting, use the voting instruction form that is provided to you from your intermediary. Complete the voting instruction form by following the instructions therein well in advance of the meeting. If you have voted on the voting instruction form, you may not vote at the meeting unless you properly revoke your voting instructions. See "*How to Revoke Your Proxy / Voting Instructions*" below. Each intermediary has its own process, so be sure to carefully follow the instructions on your voting instruction form received from such intermediary well in advance of the meeting. Enerflex common shares registered in the names of intermediaries can only be voted by those intermediaries at the direction of the Beneficial Shareholders who beneficially own the Enerflex common shares. Without specific instructions, intermediaries are prohibited from voting Enerflex common shares for an intermediary's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Enerflex common shares are communicated to the appropriate person well in advance of the meeting.

Shareholder Type	Registered Shareholders	Beneficial Shareholders
	By E-mail: Scan and e-mail your completed proxy to: proxyvote@tmx.com **By Mail:** TSX Trust Company Attention: Proxy Department P.O. Box 721 Agincourt, Ontario M1S 0A1 **The Chair of the meeting may waive or extend the proxy cut-off without notice.** If you specify how you want to vote on your proxy form, your proxyholder must vote in accordance with such instructions. **All Enerflex common shares represented at the meeting by properly executed proxies will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for.** **In the absence of any instruction, the directors and officers of Enerflex whose names appear on the printed form of proxy will vote your Enerflex common shares "FOR" all matters to be acted on.** If you appoint another proxyholder and do not indicate how you want to vote, that proxyholder will decide how to vote your Enerflex common shares. See "*How to Appoint A Proxyholder*".	Beneficial Shareholders can vote their shares online by visiting www.proxyvote.com and following the voting instructions on the screen.
How to Revoke Your Proxy / Voting Instructions	You may revoke your proxy at any time before it is acted on. To revoke your proxy, deliver a written statement revoking your proxy to TSX Trust Company no later than 1:30 pm (MDT) on May 4, 2026 (or the last business day before the meeting if it is adjourned or postponed). Or, if you use your control number to log in to the meeting, any vote you cast at the meeting will automatically and without any further action revoke any proxy you previously submitted.	You may revoke your voting instructions at any time before they are acted on. Follow the procedures provided by your intermediary.

ASKING QUESTIONS AT THE MEETING

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the virtual meeting will be able to ask questions at the meeting. At the virtual meeting, questions or comments can be submitted in the text box (chat feature) of the webcast platform throughout the meeting. Written questions or comments submitted through the text box of the webcast platform will be read or summarized by a representative of Enerflex, after which the Chair of the meeting will respond or direct the question to the appropriate person to respond. Additionally, Registered

Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) may submit questions in advance of the meeting by sending them to the attention of Jeff Fetterly, Vice President, Corporate Development and Capital Markets via e-mail at ir@enerflex.com. Questions relating to the business of the meeting will be addressed during the formal portion of the meeting at the time such matter is being discussed and all other questions will be addressed during the question period following the formal portion of the meeting. The Chair of the meeting will decide on the order questions are responded to and the amount of time spent on each question. If several questions relate to the same or a very similar topic, the Chair of the meeting may choose to group such questions and indicate that similar questions were received.

Any questions received during the meeting that cannot be answered during the question period due to time constraints will be responded to in writing after the meeting. Questions received during the meeting and the answers to such questions will be posted to the Investors section of Enerflex's website as soon as is practical following the meeting. To the extent possible, Shareholders will be afforded the same opportunities to participate in the virtual meeting as they would have had they attended an in-person meeting. These procedures may vary during the meeting depending on logistics and with a view to following best governance practices.

HOW TO APPOINT A PROXYHOLDER

The people named in the form of proxy and voting instruction form, as applicable, are directors and officers of Enerflex. **You have the right to appoint a person other than the persons named in the form of proxy and voting instruction form, as applicable, and who need not be a Shareholder, to represent you at the meeting.**

If you are a Beneficial Shareholder and wish to vote yourself at the virtual meeting, you must insert your own name in the space provided on the form of proxy or voting instruction form, as applicable, sent to you by your intermediary and follow all the applicable instructions provided by your intermediary. Shareholders who wish to appoint a third-party proxyholder to represent them at the virtual meeting must submit their form of proxy or voting instruction form, as applicable, appointing that third-party proxyholder. The proxyholder must attend the virtual meeting and vote for you, following your voting instructions. If you properly complete and return your proxy form or voting instruction form, as applicable, but do not include voting instructions, your proxyholder can decide how to vote.

To appoint a proxyholder to attend the virtual meeting, after you have appointed your proxyholder that proxyholder must register with TSX Trust Company. Please ensure that the person you appoint is aware that he or she has been appointed and that he or she must register with TSX Trust Company as described below. Failure of the proxyholder to register with TSX Trust Company will result in the proxyholder not receiving a control number. A control number is required to vote and ask questions at the meeting.

The persons named in the proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the meeting or any other matters properly brought before the meeting or any adjournment(s) or postponement(s) thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation, or other matter that comes before the meeting is routine and whether or not the amendment, variation, or other matter that comes before the meeting is contested.

Proxyholder Registration

The proxyholder must contact TSX Trust Company by going to TSX Trust Company's website at https://www.tsxtrust.com/control-number-request to complete and submit the electronic form before 1:30 pm (MDT) on May 4, 2026, or, if the meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time and date of the adjourned or postponed meeting and provide TSX Trust Company with the required proxyholder contact information so that TSX Trust Company may provide the proxyholder with a control number via e-mail. Without a control number, proxyholders will be able to participate as a guest at the virtual meeting but will not be able to vote or ask questions at the meeting.

The Chair of the meeting may waive or extend the proxy cut-off without notice.

VOTING QUESTIONS

Should you have any questions with respect to voting your Enerflex common shares, Shareholders may contact TSX Trust Company directly at:

Phone:	1.800.387.0825 (toll-free in Canada and the United States)
	416.682.3860 (from outside Canada and the United States)
E-mail:	shareholderinquiries@tmx.com
Mail:	Proxy Department, P.O. Box 721
	Agincourt, Ontario M1S 0A1

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of management of Enerflex. The costs incurred in the preparation and mailing of the proxy-related materials for the meeting will be borne solely by Enerflex. The solicitation will primarily be by mail, but proxies may also be solicited personally, by telephone, e-mail, facsimile, or other electronic means.

NOTICE-AND-ACCESS

Management has elected to use the Notice-and-Access provisions under NI 54-101 for the meeting in respect of mailings to its Registered Shareholders and Beneficial Shareholders. The Notice-and-Access provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders by allowing issuers to post meeting materials on an easily accessible website rather than mailing physical copies. The use of Notice-and-Access reduces printing and mailing costs and significantly reduces the environmental impacts associated with producing and distributing large quantities of printed meeting materials.

All Shareholders of record as of the Record Date will be mailed a notice package which will include:

Item	Document
(1)	the form of proxy or voting instruction form, as applicable
(2)	basic information about the meeting and matters to be voted on at the meeting
(3)	instructions on how to obtain a paper copy of the meeting materials
(4)	a plain language explanation of how the Notice-and-Access system operates and how the meeting materials can be accessed online

No Shareholder will receive a paper copy of this Circular unless one is specifically requested.

Management will be mailing the notice package to non-objecting Beneficial Shareholders directly with the assistance of Broadridge Investor Communications Corporation and will pay for intermediaries to deliver proxy-related materials to objecting Beneficial Shareholders.

RECORD DATE

The Record Date for the meeting is March 13, 2026. If you held Enerflex common shares as of the close of business on the Record Date, you are entitled to receive notice of, attend, and vote at the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

As of the Record Date, there were 122,023,678 Enerflex common shares outstanding. Each Enerflex common share entitles the holder to one vote on all matters to be acted upon at the meeting unless a vote is conducted by a show of hands, in which case, every Shareholder present or in person or represented by proxy and entitled to vote at the meeting shall have one vote.

To the knowledge of the directors and executive officers of Enerflex as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of Enerflex carrying 10 percent or more of the voting rights attached to any class of voting securities of Enerflex.

QUORUM

The quorum for the transaction of business at the meeting is two people holding, or representing by proxy, not less than 10 percent of the Enerflex common shares entitled to vote at the meeting.

ADVANCE NOTICE FOR DIRECTOR NOMINATIONS

Enerflex's Amended By-Law No.3 requires Shareholders to provide advance notice for nominations of directors and other matters for consideration at a meeting of Shareholders. The notice of director nominations must be submitted to the Corporate Secretary of Enerflex no later than 40 days prior to the date of the meeting, because the first public announcement of the meeting was not less than 50 days prior to the meeting, and because Enerflex is using Notice-and-Access for the meeting. The notice must contain certain information about the proposed nominee(s) and the nominating Shareholder. Unless Enerflex otherwise consents, only those director nominations that comply with the applicable requirements set out in Enerflex's Amended By-Law No.3 will be eligible for consideration at the meeting. Copies of Enerflex's By-Laws are available under Enerflex's electronic profile on SEDAR+ at www.sedarplus.ca and on Enerflex's website at www.enerflex.com.

FORWARD-LOOKING INFORMATION ADVISORY

This Circular contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" (and together with "forward-looking information", "FLI") within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are FLI. The use of any of the words "anticipate", "future", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "pursue", "potential", "objective", "capable", and similar expressions, are intended to identify FLI. In particular, this Circular includes (without limitation) FLI pertaining to: energy security and decarbonization objectives will support the continued demand for natural gas; expectations that the Omnibus Incentive Plan will be approved by Shareholders, all conditions imposed by the TSX will be satisfied in a timely manner, and that the 2026 Awards will be governed by, and subject to, the Omnibus Incentive Plan; expectations that the Omnibus Incentive Plan will be approved by Shareholders and the amended share ownership guidelines applicable to independent directors will be implemented; expectations as to when director compensation will next be reviewed; expectations as to the composition of the standing committees; expectations that the refinanced 2031 Notes will reduce annual interest costs and improve tax efficiency, and the timing associated therewith, if at all; the ability of the Company to successfully pursue disciplined, value-accretive growth opportunities and the timing associated therewith, if at all; expectations as to continued demand in natural gas and power-related infrastructure, particularly in the Eastern Hemisphere region; the expected value of long-term incentive plans and notional dividends earned thereon; payments on termination pursuant to the employment agreements; and our executive compensation philosophy and practices.

This FLI is based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances. All FLI in this Circular are subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex's operations, including, without limitation: the Omnibus Incentive Plan will be ratified by Shareholders at the Meeting and that all conditions to adoption of the Omnibus Incentive Plan imposed by the TSX will be satisfied and satisfied in a timely manner; the changes to the share ownership guidelines applicable to independent directors will be implemented as contemplated; credit market conditions, the Company's credit profile, and applicable tax regulations; the Company's established operating platform, capital allocation framework, and access to capital; energy security needs, ongoing industrialization, and the role of natural gas in energy transition initiatives; industry conditions including supply and demand fundamentals for crude oil and natural gas; expected increases in natural gas and produced water volumes across Enerflex's core operating countries; the impact of economic conditions including volatility in the price of crude oil, natural gas, and natural gas liquids; supply chain interruptions leading to delays in receiving materials and parts to produce equipment and/or the impact of tariffs; interest rates and foreign exchange rates; new environmental, taxation, and other laws and regulations; fundamentals for contract compression in the U.S.A. and expected increases in natural gas production; increased competition across all business lines; insufficient funds to support capital investments required to grow the business or pursue growth opportunities; the lack of availability of qualified personnel and difficulties in retaining qualified personnel; political unrest; and other factors, many of which are beyond the control of Enerflex.

Readers are cautioned that the foregoing list of risk factors and assumptions should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the FLI included in this Circular, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The FLI included in this Circular should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to those factors referred to under the heading "*Risk Factors*" in Enerflex's AIF for the year ended December 31, 2025 accessible on SEDAR+.

The FLI contained herein is expressly qualified in its entirety by the above cautionary statement. The FLI included in this Circular are made as of the date of this Circular and are based only on the information available to Enerflex at such time. Other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This Circular and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.